As filed with the Securities and Exchange             Registration No.
Commission on June 8, 1998                            Registration No. 811-2512

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
--------------------------------------------------------------------------------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                and Amendment to

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
--------------------------------------------------------------------------------

     Variable Annuity Account B of Aetna Life Insurance and Annuity Company

                    Aetna Life Insurance and Annuity Company

            151 Farmington Avenue, RE4A, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-4686

                            J. Neil McMurdie, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, RE4A, Hartford, Connecticut 06156
                     (Name and Address of Agent for Service)


--------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           VARIABLE ANNUITY ACCOUNT B
                              CROSS REFERENCE SHEET




     FORM N-4
     ITEM NO.                        PART A (PROSPECTUS)                           LOCATION

        1           Cover Page...........................................   Cover Page

        2           Definitions..........................................   Definitions

        3           Synopsis.............................................   Prospectus Summary; Fee Table

        4           Condensed Financial Information......................   AUV History

        5           General Description of Registrant, Depositor, and
                    Portfolio Companies..................................   The Company; Variable Annuity
                                                                            Account B; The Funds

        6           Deductions and Expenses..............................   Charges and Deductions

        7           General Description of Variable Annuity Contracts....   Purchase; Miscellaneous

        8           Annuity Period.......................................   Annuity Period

        9           Death Benefit........................................   Death Benefit During Accumulation
                                                                            Period; Death Benefit Payable During
                                                                            Annuity Period

        10          Purchases and Contract Value.........................   Purchase; Contract Valuation

        11          Redemptions..........................................   Right to Cancel; Withdrawals

        12          Taxes................................................   Tax Status

        13          Legal Proceedings....................................   Miscellaneous - Legal Matters and
                                                                            Proceedings

        14          Table of Contents of the Statement of
                    Additional Information...............................   Contents of the Statement of Additional
                                                                            Information



     FORM N-4                        PART B (STATEMENT OF                     LOCATION - STATEMENT OF
     ITEM NO.                       ADDITIONAL INFORMATION)                   ADDITIONAL INFORMATION

        15          Cover Page...........................................    Cover page

        16          Table of Contents....................................    Table of Contents

        17          General Information and History......................    General Information and History

        18          Services.............................................    General Information and History;
                                                                             Independent Auditors

        19          Purchase of Securities Being Offered.................    Offering and Purchase of Contracts

        20          Underwriters.........................................    Offering and Purchase of Contracts

        21          Calculation of Performance Data......................    Performance Data; Average Annual
                                                                             Total Return Quotations

        22          Annuity Payments.....................................    Annuity Payments

        23          Financial Statements.................................    Financial Statements

                                 Part C (Other Information)
                                 --------------------------
Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                   PROSPECTUS
================================================================================

The Contracts offered in connection with this Prospectus are the "Aetna ________________" group and individual deferred variable annuity contracts ("Contracts") issued by Aetna Life Insurance and Annuity Company (the "Company"). The Contracts are offered only in those states where the Contract has been approved for sale in that state. The Contracts are offered as (1) nonqualified deferred annuity contracts, including Contracts offered to a custodian for an Individual Retirement Account under Section 408(a) of the Internal Revenue Code of 1986, as amended (the "Code") (we reserve the right to limit ownership of nonqualified Contracts to natural persons); (2) Individual Retirement Annuities ("IRA"), including Roth IRAs, other than "SIMPLE IRAs" as defined in Section 408(p) of the Code (may be subject to approval by state regulatory agencies); or (3) Qualified Contracts used in conjunction with certain employer sponsored retirement plans (may be subject to approval by the Company and state regulatory agencies). In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts. Individuals who have established accounts with those broker-dealers or banks are eligible to become participants under the Contract. Individual Contracts are offered only in those states where the group Contracts are not authorized for sale. (See "Purchase.")

Purchase Payments may be allocated to one or more of the Subaccounts of Variable Annuity Account B, a separate account of the Company. The Subaccounts invest directly in shares of the following Funds:

(bullet) Aetna Balanced VP, Inc.                                  (bullet) Janus Aspen Aggressive Growth Portfolio
(bullet) Aetna Income Shares d/b/a Aetna Bond VP                  (bullet) Janus Aspen Balanced Portfolio
(bullet) Aetna Growth VP                                          (bullet) Janus Aspen Growth Portfolio
(bullet) Aetna Variable Fund d/b/a Aetna Growth and Income VP     (bullet) Janus Aspen Worldwide Growth Portfolio
(bullet) Aetna Index Plus Large Cap VP                            (bullet) MFS Total Return Series
(bullet) Aetna International VP
(bullet) Aetna Variable Encore Fund d/b/a Aetna Money Market VP   (bullet) Oppenheimer Aggressive Growth Fund
(bullet) Aetna Real Estate Securities VP                          (bullet) Oppenheimer Growth & Income Fund
                                                                  (bullet) Oppenheimer Strategic Bond Fund
(bullet) Aetna Small Company VP                                   (bullet) Portfolio Partners MFS Emerging Equities Portfolio
(bullet) AIM V.I. Capital Appreciation Fund
(bullet) AIM V.I. Growth Fund
(bullet) AIM V.I. Growth & Income Fund                            (bullet) Portfolio Partners MFS Research Growth Portfolio
(bullet) AIM V.I. Value Fund                                      (bullet) Portfolio Partners Scudder International Growth Portfolio
(bullet) Fidelity VIP Equity-Income Portfolio                     (bullet) Portfolio Partners MFS Value Equity Portfolio
(bullet) Fidelity VIP High Income Portfolio
(bullet) Fidelity VIP II Contrafund Portfolio

In most states, the Contracts also provide that Purchase Payments may be allocated to the Guaranteed Account, a credited interest option. In certain states where the Guaranteed Account is not available, Purchase Payments may be allocated to the Fixed Account.

Except as specifically mentioned, this Prospectus describes only investments through the Separate Account. The Guaranteed Account is described in Appendix A to this Prospectus, as well as in the Guaranteed Account's prospectus. The Fixed Account is described in Appendix B to this Prospectus. The availability of the Funds, the Guaranteed Account and the Fixed Account is subject to applicable regulatory authorization; not all options may be available in all jurisdictions or under all Contracts. (See "Investment Options.")

This Prospectus provides investors with the information about the Separate Account that they should know before investing in the Contracts. Additional information about the Separate Account is contained in a Statement of Additional Information ("SAI") which is available at no charge. The SAI has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents for the SAI is printed on page ____ of this Prospectus. An SAI for this Prospectus and for any Fund prospectus may be obtained by indicating the request on your Application or by calling the number listed under the "Inquiries" section of the Prospectus Summary.

THIS PROSPECTUS SHOULD BE READ IN CONJUNCTION WITH THE CURRENT PROSPECTUSES OF THE FUNDS AND THE GUARANTEED ACCOUNT. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THE CONTRACTS ARE NOT DEPOSITS WITH, OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THIS PROSPECTUS, THE STATEMENT OF ADDITIONAL INFORMATION AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION ARE DATED _____________, 1998.

                                TABLE OF CONTENTS
================================================================================

DEFINITIONS ....................................................................
PROSPECTUS SUMMARY .............................................................
FEE TABLE ......................................................................
THE COMPANY ....................................................................
VARIABLE ANNUITY ACCOUNT B .....................................................
INVESTMENT OPTIONS .............................................................
    The Funds ..................................................................
    Guaranteed Account Option ..................................................
    Fixed Account Option .......................................................
PURCHASE .......................................................................
    Contract Availability ......................................................
    Purchasing Interests in the Contract .......................................
    Purchase Payments ..........................................................
    Contract Rights ............................................................
    Designations of Beneficiary and Annuitant ..................................
    Right to Cancel ............................................................
CHARGES AND DEDUCTIONS .........................................................
    Daily Deductions from the Separate Account .................................
        Mortality and Expense Risk Charge ......................................
        Administrative Charge ..................................................
    Maintenance Fee ............................................................
    Reduction or Elimination of Administrative Charge and Maintenance Fee ......
    Deferred Sales Charge ......................................................
    Reduction or Elimination of the Deferred Sales Charge ......................
    Fund Expenses ..............................................................
    Premium and Other Taxes ....................................................
CONTRACT VALUATION .............................................................
    Account Value ..............................................................
    Accumulation Units .........................................................
    Net Investment Factor ......................................................
SUBACCOUNT TRANSFERS ...........................................................
    Telephone Transfers ........................................................
    Dollar Cost Averaging Program ..............................................
    Account Rebalancing Program ................................................
WITHDRAWALS ....................................................................
SYSTEMATIC DISTRIBUTION OPTIONS ................................................

DEATH BENEFIT DURING ACCUMULATION PERIOD .......................................
    Death Benefit Amount .......................................................
        Death of a Spousal Beneficiary who Continues the Account................
        Death of a Certificate Holder who is not the Annuitant .................
    Death Benefit Payment Options ..............................................
        Nonqualified Contracts .................................................
        Qualified Contracts ....................................................
TRANSFERS BETWEEN OPTION PACKAGES ..............................................
ANNUITY PERIOD .................................................................
    Annuity Period Elections ...................................................
    Partial Annuitization ......................................................
    Annuity Payout Options .....................................................
    Annuity Payments ...........................................................
    Charges Deducted During the Annuity Period .................................
    Death Benefit Payable During the Annuity Period ............................
TAX STATUS .....................................................................
    Introduction ...............................................................
    Taxation of the Company ....................................................
    Tax Status of the Contract .................................................
    Taxation of Annuity Contracts ..............................................
    Contracts Used with Certain Retirement Plans ...............................
    Individual Retirement Annuities and Simplified Employee Pension Plans ......
    Withholding ................................................................
MISCELLANEOUS ..................................................................
    Distribution ...............................................................
    Delay or Suspension of Payments ............................................
    Performance Reporting ......................................................
    Voting Rights ..............................................................
    Modification of the Contract ...............................................
    Transfers of Ownership; Assignment .........................................
    Involuntary Terminations ...................................................
    Legal Matters and Proceedings ..............................................
    Year 2000 ..................................................................
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............................
APPENDIX A--ALIAC GUARANTEED ACCOUNT ...........................................
APPENDIX B--FIXED ACCOUNT ......................................................
APPENDIX C--DESCRIPTION OF UNDERLYING FUNDS....................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. THE COMPANY DOES NOT AUTHORIZE ANY PERSON TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS EXCEPT AS OTHERWISE CONTAINED HEREIN.

                                   DEFINITIONS
================================================================================

The following terms are defined as they are used in this Prospectus:

Account: A record that identifies contract values accumulated on each Certificate Holder's behalf.

Account Effective Date: The date on which an Account is established on a Certificate Holder's behalf.

Account Value: The total dollar value of amounts held in an Account as of each Valuation Date during the Accumulation Period.

Account Year: A period of twelve months measured from the Account Effective Date or an anniversary of such Account Effective Date.

Accumulation Period: The period during which Purchase Payment(s) credited to an Account are invested to fund future Annuity Payments.

Accumulation Unit: A measure of the value of each Subaccount before Annuity Payments begin.

Adjusted Account Value: The Account Value, plus or minus the aggregate market value adjustment, if applicable, for amounts allocated to the Guaranteed Account.

Annuitant: The person on whose death, during the Accumulation Period, a death benefit becomes payable, and whose life or life expectancy Annuity Payments are based.

Annuity Payment: A series of payments for life, a definite period or a combination of the two.

Annuity Date: The date on which Annuity Payments begin.

Annuity Payout Option: The option selected by the Certificate Holder which governs how Annuity Payments will be made.

Annuity Period: The period during which Annuity Payments are made.

Annuity Unit: A measure of the value of each Subaccount selected during the Annuity Period.

Application: The form or collection of information required by the Company to purchase an interest in a group contract or an individual contract.

Beneficiary: The person(s) or entity who is entitled to receive any death benefit proceeds. Beneficiary refers to the Beneficiary named under the Contract.

Certificate: The document issued to a Certificate Holder for an Account established under a group contract.

Certificate Holder (You): A person or entity who purchases an individual Contract or acquires an interest under a group Contract.

Claim Date: The date when proof of death and the Beneficiary's entitlement to the death benefit are received in good order at the Company's Home Office.

Company (We, Us): Aetna Life Insurance and Annuity Company.

Contract: The group and individual deferred, variable annuity contracts offered by this Prospectus.

Distributor(s): The registered broker-dealer(s), or banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, which have entered into selling agreements with the Company to offer and sell the Contracts. The Company may also serve as a Distributor.

Fixed Account: The fixed interest option described in Appendix B to this Prospectus. The Fixed Account is only available in those states in which the Guaranteed Account is not available. Amounts allocated to the Fixed Account are included in the Account Value.

Fund(s): An open-end registered management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Contract.

Group Contract Holder: The entity to which a group Contract is issued.

Guaranteed Account: The ALIAC Guaranteed Account credited interest option which is described in Appendix A and under which we guarantee stipulated fixed rates of interest, if held for the guaranteed term. The Guaranteed Account is available in most states. Amounts allocated to the Guaranteed Account are included in the Account Value.

Home Office: The Company's principal executive offices located at 151 Farmington Avenue, Hartford, Connecticut 06156.

Individual Retirement Annuity: An individual or group variable deferred annuity intended to qualify under

Code Section 408(b) or 408A.

Nonqualified Contract: A contract established to supplement an individual's retirement income, or to provide an alternative investment option under an Individual Retirement Account qualified under Code Section 408(a).

Option Package: The version of the Contract selected which defines, among other things, the amount of the mortality and expense risk charge, the calculation of the death benefit, and the availability of certain withdrawals without imposition of a deferred sales charge.

Purchase Payment(s): The gross payment(s) made to the Company under an Account.

Qualified Contracts: Contracts available for use with plans entitled to special federal income tax treatment under Code Sections 403(b), 408(b), or 408A.

Roth IRA: An IRA intended to qualify under Code Section 408A.

Registered Representative: The individual who is registered with a broker-dealer acting as Distributor to offer and sell securities, or who is an employee of a bank acting as Distributor that is exempt from broker-dealer registration under the Securities Exchange Act of 1934. Registered Representatives must also be licensed as insurance agents to sell variable annuity contracts.

Schedule Effective Date: The date an Option Package is effective, as indicated on the schedule issued to the Certificate Holder. The initial Schedule Effective Date is the same as the Account Effective Date. There will be a new Schedule Effective Date upon any transfer to another Option Package.

Separate Account: Variable Annuity Account B, a separate account established for the purpose of funding variable annuity contracts issued by the Company.

Subaccount(s): The portion of the assets of the Separate Account that is allocated to a particular Fund. Each Subaccount invests in the shares of only one corresponding Fund.

Valuation Date: The date and time at which the Accumulation Unit Value and Annuity Unit Value of a Subaccount is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange is open.

Withdrawal Value: The amount payable upon the withdrawal of all or any portion of an Account Value.

                               PROSPECTUS SUMMARY
================================================================================

CONTRACTS OFFERED

The Contracts offered in connection with this Prospectus are group and individual deferred variable annuity contracts issued by the Company. The purpose of the Contract is to accumulate values and to provide benefits upon retirement. The Contracts are currently available for (1) individual nonqualified purchases, including purchases by a custodian for an Individual Retirement Account; (2) IRAs including Roth IRAs, other than "SIMPLE IRAs" as defined in the Code, as amended; and (3) purchases made in conjunction with employer sponsored retirement plans. (See "Purchase - Contract Availability.")

In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts. Individuals who have established accounts with those broker-dealers or banks are eligible to participate in the Contract. Individual Contracts are offered only in those states where the group Contracts are not authorized for sale. Joint Certificate Holders are allowed only on Nonqualified Contracts. References to "Certificate Holders" in this Prospectus mean both of the Certificate Holders on joint Accounts.

CONTRACT PURCHASE

You may purchase an interest in the Contract by completing an Application and submitting it to the Company. Purchase Payments can be applied to the Contract either through a lump-sum payment or through ongoing contributions. (See "Purchase.")


OPTION PACKAGES

There are currently three Option Packages available under the Contract. You select an Option Package in the Application.

Each Option Package differs in the amount of the mortality and expense risk charge, the calculation of the death benefit, and the availability of certain withdrawals without imposition of a deferred sales charge. There may also be differences in the required minimum initial Purchase Payment or Account Value necessary to select an Option Package. These differences are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                              Option Package I                     Option Package II                    Option Package III
------------------------------------------------------------------------------------------------------------------------------------
Mortality and
Expense Risk                        0.80%                                1.10%                                1.25%
Charge(1):
------------------------------------------------------------------------------------------------------------------------------------
Death Benefit(2)
on Death of the      The greater of:                      The greatest of:                     The greatest of:
Annuitant(3):        (1)  The sum of all Purchase         (1)  The sum of all Purchase         (1)  The sum of all Purchase
                          Payments made, adjusted for          Payments made, adjusted for          Payments made, adjusted for
                          amount(s) withdrawn or               amount(s) withdrawn or               amount(s) withdrawn or
                          applied to an Annuity Payout         applied to an Annuity Payout         applied to an Annuity Payout
                          Option as of the Claim Date; or      Option as of the Claim Date; or      Option as of the Claim Date; or
                     (2)  The Account Value on the        (2)  The Account Value on the        (2)  The Account Value on the
                          Claim Date.                          Claim Date; or                       Claim Date; or
                                                          (3)  The "Step-up Value" on the      (3)  The "Step-up Value" on the
                                                               Claim Date.                          Claim Date; or
                                                                                               (4)  The "Roll-up Value" on the Claim
                                                                                                    Date. The Roll-up Value may
                                                                                                    not exceed 200% of the Account
------------------------------------------------------------------------------------------------------------------------------------




                                       8


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Value on the Schedule
                                                                                                    Effective Date, adjusted
                                                                                                    for Purchase Payments made and
                                                                                                    amount(s) withdrawn or applied
                                                                                                    to an Annuity Payout Option
                                                                                                    since that date.
------------------------------------------------------------------------------------------------------------------------------------
Minimum Initial      Non-Qualified:      Qualified:       Non-Qualified:      Qualified:       Non-Qualified:      Qualified:
Purchase Payment/    $15,000             $1,500           $5,000              $1,500           $5,000              $1,500
Account Value(4):
------------------------------------------------------------------------------------------------------------------------------------
Free                 10% of Account Value each Account    10% of Account Value each Account    10% of Account Value each Account
Withdrawals(5):      Year, non-cumulative.                Year, non-cumulative.                Year, cumulative to a maximum of
                                                                                               30%.
------------------------------------------------------------------------------------------------------------------------------------
Nursing Care-
Waiver of Deferred
Sales Charge(6):     Not Available                        Available                            Available
------------------------------------------------------------------------------------------------------------------------------------

(1) See the "Fee Table" and "Charges and Deductions - Mortality and Expense Risk Charge" for complete details.

(2) See "Death Benefit During the Accumulation Period - Death Benefit Amount" for complete details.

(3) When a Certificate Holder is not the Annuitant, the amount of the death benefit is not the same as shown above under each Option Package. See "Death Benefit During the Accumulation Period - Death of a Certificate Holder who is not the Annuitant" for complete details. A Certificate Holder who is not the Annuitant should seriously consider whether Option Packages II or III are suitable for their circumstances.

(4) See "Purchase - Purchase Payments" for complete details.

(5) See "Charges and Deductions - Free Withdrawals" for complete details.

(6) See "Charges and Deductions - Deferred Sales Charge" for complete details.

Subject to certain restrictions, you may transfer from one Option Package to another on any anniversary of the Account Effective Date. You may make the election to transfer during the sixty day period prior to and including any anniversary of the Account Effective Date. The election must be made in writing and received in good order at our Home Office during the sixty day election period. Only one Option Package may be in effect at a time. See "Transfers Between Option Packages" for complete details.

FREE LOOK PERIOD

You may cancel the Contract or Certificate within 10 days after you receive it (or longer if required by state law) by returning it to the Company along with a written notice of cancellation. Unless state law requires otherwise, the amount you will receive upon cancellation will reflect the investment performance of the Subaccounts into which your Purchase Payments were deposited. In some cases this may be more or less than the amount of your Purchase Payments. Under a Contract issued as an IRA, you will receive a refund of your Purchase Payments. (See "Purchase--Right to Cancel.") If the Purchase Payment to a Roth IRA is a rollover from a contract issued by the Company or an affiliate where the deferred sales charge was eliminated or reduced to facilitate the rollover to this Contract and you exercise your free look right under this provision, the Purchase Payment will be restored to the contract from which it came.

INVESTMENT OPTIONS

The Company has established Variable Annuity Account B, a registered unit investment trust, for the purpose of funding the variable portion of the Contracts. The Separate Account is divided into Subaccounts which invest directly in shares of the Funds. The Contract allows investment in the Subaccounts, as well as in the Guaranteed Account (or Fixed Account, in certain states) described below, subject to the limitations described in "Investment Options." For a complete list of the Funds available under the Contracts, and a description of the investment objectives of each of the Funds and their investment advisers, see "Investment Options--The Funds" and Appendix C to this Prospectus, as well as the prospectus for each of the Funds.

The Guaranteed Account is the credited interest option available under the Contract which allows you to earn a fixed rate of interest, if held for the guaranteed term. For a complete description of the Guaranteed Account option, see Appendix A to this Prospectus and the prospectus for the Guaranteed Account.

The Fixed Account is an option available under the Contract in states where the Guaranteed Account is unavailable and which allows you to earn a fixed rate of interest. For a complete description of the Fixed Account option, see Appendix B to this Prospectus.


CHARGES AND DEDUCTIONS

The charges associated with these Contracts may vary depending on the Option Package selected. These charges include daily deductions from the Separate Account (the mortality and expense risk charge and an administrative charge), as well as any applicable maintenance fee, transfer fee and premium and other taxes. The Funds also incur certain fees and expenses which are deducted directly from the Funds. A deferred sales charge may apply upon a full or partial withdrawal of the Account Value. (See the "Fee Table" and "Charges and Deductions.")

SUBACCOUNT TRANSFERS

During the Accumulation Period, and subject to certain limitations, you can transfer Account Values among the Subaccounts, and the Guaranteed Account (or Fixed Account in certain states). During the Annuity Period and subject to state approval, if you have elected variable Annuity Payments, you can make transfers among the available Subaccounts. Currently, during the Accumulation Period, twelve free transfers are allowed per Account Year. During the Annuity Period, four free transfers are allowed each Account Year. The Company reserves the right to charge up to $10 for each additional transfer in excess of the available free transfers. Any transfer charge will be applied so that the amount being transferred will be reduced. The Company currently does not impose this charge. Transfers can be requested in writing or by telephone in accordance with the Company's transfer procedures. (Transfers from the Guaranteed Account may be restricted and subject to a market value adjustment. See Appendix A.)

The Company also offers a Dollar Cost Averaging Program and an Account Rebalancing Program. The Dollar Cost Averaging Program permits the automatic transfer of amounts from any of the Subaccounts and an available Guaranteed Account term to any of the other Subaccounts on a monthly or quarterly basis. In a Contract with a Fixed Account, the Fixed Account is only available for dollar cost averaging from the Fixed Account to the other investment options over a period not to exceed 12 months. The Account Rebalancing Program allows you to request that each year, or at other more frequent intervals as we allow, we automatically reallocate your Account Value to specified percentages among the Subaccounts in which you invest. (See "Subaccount Transfers.")

WITHDRAWALS

All or a part of the Account Value may be withdrawn prior to the Annuity Date by properly completing a disbursement form and sending it to the Company. Certain charges may be assessed upon withdrawal. Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. (See Appendix A.) The taxable portion of the withdrawal may also be subject to income tax and a 10% federal tax penalty. (See "Withdrawals.")

The Contract also offers certain Systematic Distribution Options during the Accumulation Period subject to certain criteria. Some Systematic Distribution Options are not available in all states and may not be suitable in every situation. (See "Systematic Distribution Options.")

DEATH BENEFIT

Each Option Package contains a different method of calculating the death benefit. Upon the death of the Annuitant, the Account Value may be increased under certain circumstances. (See "Death Benefit During Accumulation Period.")

After Annuity Payments have commenced, a death benefit may be payable to the Beneficiary depending upon the terms of the Contract and the Annuity Payout Option selected. (See "Death Benefit Payable During the Annuity Period.")

THE ANNUITY PERIOD

On the Annuity Date, you may elect to begin receiving Annuity Payments. Annuity Payments can be made on either a fixed, variable or combination fixed and variable basis. If a variable payout is selected, the payments will continue to vary with the investment performance of the Subaccounts selected. The Company reserves the right to limit the number of Subaccounts that may be available during the Annuity Period. (See "Annuity Period.")

TAXES

Earnings are not generally taxed until you or your Beneficiary actually receive a distribution from the Contract. A 10% federal tax penalty may be imposed on certain withdrawals. Special rules apply to distributions from a Roth IRA. (See "Tax Status.")

INQUIRIES

Questions, inquiries or requests for additional information can be directed to your agent or local representative, or you may contact the Company as follows:


(bullet) Write to:          Aetna Life Insurance and Annuity Company
                            151 Farmington Avenue
                            Hartford, Connecticut 06156-5996
                            Attention: Customer Service

(bullet) Call Customer Service: 1-800-531-4547 (for automated transfers or changes in the allocation of Account Values, call: 1-800-262-3862.)

                                    FEE TABLE
================================================================================

This Fee Table describes the various charges and expenses associated with the Contract. No sales charge is paid upon purchase of the Contract. All costs that are borne directly or indirectly under the Subaccounts and Funds are shown below. Some expenses may vary as explained under "Charges and Deductions." The charges and expenses shown below do not include premium taxes that may be applicable. For more information regarding expenses paid out of assets of a particular Fund, see the Fund's prospectus.

CERTIFICATE HOLDER TRANSACTION EXPENSES

Deferred Sales Charge for withdrawals under each Contract (as a percentage of each Purchase Payment withdrawn). If the Purchase Payment to a Roth IRA Contract is a rollover from another contract issued by the Company or an affiliate where the deferred sales charge has been waived, the deferred sales charge is based on the number of completed years since the date of the initial payment to the predecessor contract. The Company reserves the right to not accept any rollover contribution to an existing Contract.

                     CONTRACTS OTHER THAN
                      ROTH IRA CONTRACTS:                                                  ROTH IRA CONTRACTS:
                      -------------------                                                  -------------------
   Years From Receipt of Purchase       Deferred Sales Charge              Completed Account              Deferred Sales Charge
               Payment                        Deduction                           Years                         Deduction
               -------                        ---------                           -----                         ---------
Less than 2                                       7%                    Less than 1                                 5%
2 or more but less than 4                         6%                    1 or more but less than 2                   4%
4 or more but less than 5                         5%                    2 or more but less than 3                   3%
5 or more but less than 6                         4%                    3 or more but less than 4                   2%
6 or more but less than 7                         3%                    4 or more but less than 5                   1%
7 or more                                         0%                    5 or more                                   0%

        Annual Maintenance Fee(1)....................................$30.00
        Subaccount Transfer Charge(2)................................$0.00

SEPARATE ACCOUNT ANNUAL EXPENSES (Daily deductions, equal to the percentage shown on an annual basis, made from amounts allocated to the Subaccounts under each Contract.)

During the Accumulation Period:

(bullet) Option Package I -
          Mortality and Expense Risk Charge .......................  0.80(3)
          Administrative Charge ...................................  0.15%
                                                                     ----
          Total Subaccount Annual Expenses ........................  0.95%
(bullet) Option Package II -
          Mortality and Expense Risk Charge .......................  1.10%(3)
          Administrative Charge ...................................  0.15%
                                                                     ----
          Total Subaccount Annual Expenses ........................  1.25%
(bullet) Option Package III -
          Mortality and Expense Risk Charge .......................  1.25%(3)
          Administrative Charge ...................................  0.15%
                                                                     ----
          Total Subaccount Annual Expenses ........................  1.40%

During the Annuity Period:

(bullet) All Option Packages -
          Mortality and Expense Risk Charge ........................  1.25%
          Administrative Charge ....................................  0.00%(4)
                                                                      ----
          Total Subaccount Annual Expenses .........................  1.25%

(1) The maintenance fee, if applicable, will generally be deducted from each Account annually and if the full Account Value is withdrawn. The maintenance fee is waived when the Account Value is $50,000 or more on the date the maintenance fee is due. The amount shown is the maximum maintenance fee that can be deducted under the Contract.

(2) During the Accumulation Period we currently allow an unlimited number of transfers between Subaccounts without charge. We reserve the right, however, to impose a fee of $10 for each transfer in excess of 12 per year.

(3) Under certain Contracts the mortality and expense risk charge during the Accumulation Period may be reduced. See "Charges and Deductions."

(4) We currently do not impose an Administrative Charge during the Annuity Period. However, we reserve the right to deduct a daily charge of not more than 0.25% per year from the Subaccounts.

Annual Expenses of the Funds (Applies to all contracts)

The following table illustrates the advisory fees and other expenses applicable to the Funds. Except as noted, the following figures are a percentage of average net assets and are based on figures for the year ended December 31, 1997. A Fund's "Other Expenses" include operating costs of the Fund. These expenses are reflected in the Fund's net asset value and are not deducted from the Account Value.

                                                                -----------------------------------------------------------------
                                                                 Investment Advisory
                                                                   Fees(1) (after        Other Expenses
                                                                       expense           (after expense       Total Fund Annual
                                                                   reimbursement)        reimbursement)            Expenses
---------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc. (3)                                             0.50%                 0.10%                 0.60%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(3)                                                        0.40%                 0.10%                 0.50%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP(2)(3)                                                   0.16%                 0.64%                 0.80%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(3)                                           0.50%                 0.09%                 0.59%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP(2)(3)                                     0.32%                 0.23%                 0.55%
---------------------------------------------------------------------------------------------------------------------------------
Aetna International VP(2)(3)                                            0.77%                 0.38%                 1.15%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(3)                                                0.25%                 0.10%                 0.35%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP(2)(3)                                   0.62%                 0.33%                 0.95%
---------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP(2)(3)                                            0.35%                 0.60%                 0.95%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund [add fee footnote] (4)
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund (4)
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth & Income Fund (4)
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I Value Fund (4)
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(5)                                 0.50%                 0.08%                 0.58%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio(5)                                   0.59%                 0.12%                 0.71%
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio(5)                                 0.60%                 0.11%                 0.71%
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio(6)                              0.73%                 0.03%                 0.76%
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio(6)                                       0.76%                 0.07%                 0.83%
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio(6)                                         0.65%                 0.05%                 0.70%
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio(6)                               0.66%                 0.08%                 0.74%
---------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series(7)                                              0.75%                 0.25%                 1.00%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund                                      0.71%                 0.02%                 0.73%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Growth & Income Fund                                        0.75%                 0.08%                 0.83%
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund                                         0.75%                 0.08%                 0.83%
---------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Emerging Equities Portfolio(8)(9)                0.68%                 0.13%                 0.81%
---------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Research Growth Portfolio(8)(9)                  0.70%                 0.15%                 0.85%
---------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Value Equity Portfolio(8)                        0.65%                 0.25%                 0.90%
---------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners Scudder International Growth                         0.80%                 0.20%                 1.00%
     Portfolio(8)
---------------------------------------------------------------------------------------------------------------------------------

(1) Certain of the Fund advisers reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Contract. These reimbursements are paid out of the investment advisory fees and are not charged to investors.

(2) Effective May 1, 1998, the Portfolios' adviser has agreed to waive a portion of its fee or to reimburse certain expenses so that aggregate expenses do not exceed the total expenses shown above. These fee waiver/expense reimbursement arrangements will increase total return and may be modified or terminated at any time.

     Without these fee waiver/expense reimbursement arrangements Management Fees and Total Expenses for the Portfolio would be higher. Management Fees and Total Expenses would be as follows: 0.60% and 1.24% for Growth VP; 0.35% and 0.58% for Index Plus Large Cap VP; 0.85% and 1.23% for International VP; 0.75% and 1.08% for Real Estate Securities VP; and 0.75% and 1.35% for Small Company VP, respectively.

(3) Prior to May 1, 1998, the investment adviser provided administrative services to the Fund and assumed the Fund's ordinary recurring direct costs under an Administrative Services Agreement. Effective May 1, 1998, the investment adviser will continue to provide administrative services to the Fund but will no longer assume all of the Fund's ordinary recurring direct costs under the Administrative Services Agreement. The Administrative Fee is 0.075% on the first $5 billion in assets and 0.050% on all assets over $5 billion. The "Other Expenses" shown are not based on actual figures for the year ended December 31, 1997, but reflect the fee payable under the new Administrative Services Agreement and estimates of the Fund's ordinary recurring direct costs.

     International VP and Real Estate Securities VP commenced operations in December 1997, therefore, estimates are based on expenses incurred for similar funds. Actual expenses incurred may be more or less than the amounts shown above.

(4)  AIM V.I. FEE FOOTNOTE (to follow)
(5) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses would have been 0.57% for Equity-Income Portfolio; 0.71% for High Income Portfolio; and 0.68% for Contrafund Portfolio.
(6) Management fees for Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reflect a reduced fee schedule effective July 1, 1997. The management fees shown above are based on the new rate applied to net assets as of December 31, 1997. Other expenses are based on gross expenses of the Shares before expense offset arrangements for the fiscal year ended December 31, 1997. The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Shares would have been 0.74%, 0.04%, and 0.78% for Aggressive Growth Portfolio; 0.77%, 0.06%, and 0.83% for Balanced Portfolio; 0.74%, 0.04%, and 0.78% for Growth Portfolio; and 0.72%, 0.09%, and 0.81% for Worldwide Growth Portfolio, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.
(7) The adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the MFS Total Return Series would be 0.27%, respectively, and "Total Fund Annual Expenses" would be 1.02%, respectively, for these Series. Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."
(8) Each Portfolio's aggregate expenses are contractually limited to the advisory and administrative fees disclosed above. The investment adviser will not seek an increase in its advisory or administrative fee at any time prior to May 1, 1999.
(9) The advisory fee is 0.70% of the first $500 million in assets and 0.65% on the excess.

HYPOTHETICAL EXAMPLE: OPTION PACKAGE I - FOR CONTRACTS OTHER THAN ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE A                                  EXAMPLE B
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $79       $103      $121       $187        $16       $50      $85       $187
Aetna Bond VP                                     $78       $100      $115       $176        $15       $46      $80       $176
Aetna Growth VP                                   $81       $109      $131       $208        $18       $56      $96       $208
Aetna Growth and Income VP                        $79       $103      $120       $186        $16       $49      $85       $186
Aetna Index Plus Large Cap VP                     $78       $101      $118       $181        $15       $48      $83       $181
Aetna International VP                            $84       $120      $149       $245        $22       $66      $114      $245
Aetna Money Market VP                             $76       $95       $107       $159        $13       $42      $72       $159
Aetna Real Estate Securities VP                   $82       $114      $139       $224        $19       $60      $104      $224
Aetna Small Company VP                            $82       $114      $139       $224        $19       $60      $104      $224
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $79       $102      $120       $184        $16       $49      $84       $184
Fidelity VIP High Income Portfolio                $80       $106      $127       $199        $17       $53      $91       $199
Fidelity VIP II Contrafund Portfolio              $80       $106      $127       $199        $17       $53      $91       $199
Janus Aspen Aggressive Growth Portfolio           $80       $108      $129       $204        $18       $54      $94       $204
Janus Aspen Balanced Portfolio                    $81       $110      $133       $211        $18       $57      $97       $211
Janus Aspen Growth Portfolio                      $80       $106      $126       $198        $17       $53      $91       $198
Janus Aspen Worldwide Growth Portfolio            $80       $107      $128       $202        $17       $54      $93       $202
MFS Total Return Series                           $83       $94       $115       $128        $20       $41      $62       $84
Oppenheimer Aggressive Growth Fund                $80       $107      $128       $201        $17       $54      $92       $201
Oppenheimer Growth & Income Fund                  $81       $110      $133       $211        $18       $57      $97       $211
Oppenheimer Strategic Bond Fund                   $81       $110      $133       $211        $18       $57      $97       $211
Portfolio Partners MFS Emerging Equities          $81       $109      $132       $209        $18       $56      $96       $209
     Portfolio
Portfolio Partners MFS Research Growth            $81       $111      $134       $214        $18       $57      $98       $214
     Portfolio
Portfolio Partners MFS Value Equity               $82       $112      $136       $219        $19       $59      $101      $219
     Portfolio
Portfolio Partners Scudder International          $83       $115      $142       $229        $20       $62      $106      $229
     Growth Portfolio

---------------
* This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example A.)

HYPOTHETICAL EXAMPLE: OPTION PACKAGE I - CONTRACTS ISSUED AS ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE C                                  EXAMPLE D
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $57       $72       $85        $187        $16       $50      $85       $187
Aetna Bond VP                                     $56       $69       $80        $176        $15       $46      $80       $176
Aetna Growth VP                                   $59       $78       $96        $208        $18       $56      $96       $208
Aetna Growth and Income VP                        $57       $71       $85        $186        $16       $49      $85       $186
Aetna Index Plus Large Cap VP                     $57       $70       $83        $181        $15       $48      $83       $181
Aetna International VP                            $63       $88       $114       $245        $22       $66      $114      $245
Aetna Money Market VP                             $55       $64       $72        $159        $13       $42      $72       $159
Aetna Real Estate Securities VP                   $61       $82       $104       $224        $19       $60      $104      $224
Aetna Small Company VP                            $61       $82       $104       $224        $19       $60      $104      $224
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $57       $71       $84        $184        $16       $49      $84       $184
Fidelity VIP High Income Portfolio                $58       $75       $91        $199        $17       $53      $91       $199
Fidelity VIP II Contrafund Portfolio              $58       $75       $91        $199        $17       $53      $91       $199
Janus Aspen Aggressive Growth Portfolio           $59       $76       $94        $204        $18       $54      $94       $204
Janus Aspen Balanced Portfolio                    $60       $79       $97        $211        $18       $57      $97       $211
Janus Aspen Growth Portfolio                      $58       $75       $91        $198        $17       $53      $91       $198
Janus Aspen Worldwide Growth Portfolio            $59       $76       $93        $202        $17       $54      $93       $202
MFS Total Return Series                           $61       $84       $106       $229        $20       $62      $106      $229
Oppenheimer Aggressive Growth Fund                $59       $76       $92        $201        $17       $54      $92       $201
Oppenheimer Growth & Income Fund                  $60       $79       $97        $211        $18       $57      $97       $211
Oppenheimer Strategic Bond Fund                   $60       $79       $97        $211        $18       $57      $97       $211
Portfolio Partners MFS Emerging Equities          $59       $78       $96        $209        $18       $56      $96       $209
     Portfolio
Portfolio Partners MFS Research Growth            $60       $79       $98        $214        $18       $57      $98       $214
     Portfolio
Portfolio Partners MFS Value Equity               $60       $81       $101       $219        $19       $59      $101      $219
     Portfolio
Portfolio Partners Scudder International          $61       $84       $106       $229        $20       $62      $106      $229
     Growth Portfolio

-------------
* This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example C.)

HYPOTHETICAL EXAMPLE: OPTION PACKAGE II - FOR CONTRACTS OTHER THAN ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE A                                  EXAMPLE B
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $82       $112      $136       $219        $19       $59      $101      $219
Aetna Bond VP                                     $81       $109      $131       $208        $18       $56      $96       $208
Aetna Growth VP                                   $84       $118      $147       $240        $21       $65      $111      $240
Aetna Growth and Income VP                        $82       $112      $136       $218        $19       $58      $101      $218
Aetna Index Plus Large Cap VP                     $81       $111      $134       $214        $18       $57      $98       $214
Aetna International VP                            $87       $129      $164       $276        $25       $75      $129      $276
Aetna Money Market VP                             $79       $104      $123       $192        $16       $51      $88       $192
Aetna Real Estate Securities VP                   $85       $123      $154       $255        $22       $69      $119      $255
Aetna Small Company VP                            $85       $123      $154       $255        $22       $69      $119      $255
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $82       $112      $135       $217        $19       $58      $100      $217
Fidelity VIP High Income Portfolio                $83       $116      $142       $231        $20       $62      $107      $231
Fidelity VIP II Contrafund Portfolio              $83       $116      $142       $231        $20       $62      $107      $231
Janus Aspen Aggressive Growth Portfolio           $83       $117      $145       $236        $21       $64      $109      $236
Janus Aspen Balanced Portfolio                    $84       $119      $148       $243        $21       $66      $113      $243
Janus Aspen Growth Portfolio                      $83       $115      $142       $229        $20       $62      $106      $229
Janus Aspen Worldwide Growth Portfolio            $83       $116      $144       $234        $20       $63      $108      $234
MFS Total Return Series                           $86       $124      $157       $260        $23       $71      $121      $260
Oppenheimer Aggressive Growth Fund                $83       $116      $143       $233        $20       $63      $108      $233
Oppenheimer Growth & Income Fund                  $84       $119      $148       $243        $21       $66      $113      $243
Oppenheimer Strategic Bond Fund                   $84       $119      $148       $243        $21       $66      $113      $243
Portfolio Partners MFS Emerging Equities          $84       $119      $147       $241        $21       $65      $112      $241
     Portfolio
Portfolio Partners MFS Research Growth            $84       $120      $149       $245        $21       $66      $114      $245
     Portfolio
Portfolio Partners MFS Value Equity               $85       $121      $152       $250        $22       $68      $116      $250
     Portfolio
Portfolio Partners Scudder International          $86       $124      $157       $260        $23       $71      $121      $260
     Growth Portfolio

--------------
This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example A.)

HYPOTHETICAL EXAMPLE: OPTION PACKAGE II - CONTRACTS ISSUED AS ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE C                                  EXAMPLE D
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $60       $81       $101       $219        $19       $59      $101      $219
Aetna Bond VP                                     $59       $78       $96        $208        $18       $56      $96       $208
Aetna Growth VP                                   $62       $87       $111       $240        $21       $65      $111      $240
Aetna Growth and Income VP                        $60       $80       $101       $218        $19       $58      $101      $218
Aetna Index Plus Large Cap VP                     $60       $79       $98        $214        $18       $57      $98       $214
Aetna International VP                            $66       $97       $129       $276        $25       $75      $129      $276
Aetna Money Market VP                             $58       $73       $88        $192        $16       $51      $88       $192
Aetna Real Estate Securities VP                   $64       $91       $119       $255        $22       $69      $119      $255
Aetna Small Company VP                            $64       $91       $119       $255        $22       $69      $119      $255
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $60       $80       $100       $217        $19       $58      $100      $217
Fidelity VIP High Income Portfolio                $61       $84       $107       $231        $20       $62      $107      $231
Fidelity VIP II Contrafund Portfolio              $61       $84       $107       $231        $20       $62      $107      $231
Janus Aspen Aggressive Growth Portfolio           $62       $85       $109       $236        $21       $64      $109      $236
Janus Aspen Balanced Portfolio                    $62       $88       $113       $243        $21       $66      $113      $243
Janus Aspen Growth Portfolio                      $61       $84       $106       $229        $20       $62      $106      $229
Janus Aspen Worldwide Growth Portfolio            $62       $85       $108       $234        $20       $63      $108      $234
MFS Total Return Series                           $64       $93       $121       $260        $23       $71      $121      $260
Oppenheimer Aggressive Growth Fund                $61       $85       $108       $233        $20       $63      $108      $233
Oppenheimer Growth & Income Fund                  $62       $88       $113       $243        $21       $66      $113      $243
Oppenheimer Strategic Bond Fund                   $62       $88       $113       $243        $21       $66      $113      $243
Portfolio Partners MFS Emerging Equities          $62       $87       $112       $241        $21       $65      $112      $241
     Portfolio
Portfolio Partners MFS Research Growth            $63       $88       $114       $245        $21       $66      $114      $245
     Portfolio
Portfolio Partners MFS Value Equity               $63       $90       $116       $250        $22       $68      $116      $250
     Portfolio
Portfolio Partners Scudder International          $64       $93       $121       $260        $23       $71      $121      $260
     Growth Portfolio

-------------
* This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example C.)

HYPOTHETICAL EXAMPLE: OPTION PACKAGE III - FOR CONTRACTS OTHER THAN ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE A                                  EXAMPLE B
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $83       $117      $144       $235        $20       $63      $109      $235
Aetna Bond VP                                     $82       $114      $139       $224        $19       $60      $104      $224
Aetna Growth VP                                   $85       $123      $154       $255        $23       $69      $119      $255
Aetna Growth and Income VP                        $83       $116      $144       $234        $20       $63      $108      $234
Aetna Index Plus Large Cap VP                     $83       $115      $142       $229        $20       $62      $106      $229
Aetna International VP                            $89       $133      $172       $290        $26       $80      $136      $290
Aetna Money Market VP                             $81       $109      $131       $208        $18       $56      $96       $208
Aetna Real Estate Securities VP                   $87       $127      $162       $271        $24       $74      $126      $271
Aetna Small Company VP                            $87       $127      $162       $271        $24       $74      $126      $271
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $83       $116      $143       $233        $20       $63      $108      $233
Fidelity VIP High Income Portfolio                $84       $120      $150       $246        $22       $67      $114      $246
Fidelity VIP II Contrafund Portfolio              $84       $120      $150       $246        $22       $67      $114      $246
Janus Aspen Aggressive Growth Portfolio           $85       $122      $152       $251        $22       $68      $117      $251
Janus Aspen Balanced Portfolio                    $86       $124      $156       $258        $23       $70      $120      $258
Janus Aspen Growth Portfolio                      $84       $120      $149       $245        $22       $66      $114      $245
Janus Aspen Worldwide Growth Portfolio            $85       $121      $151       $249        $22       $68      $116      $249
MFS Total Return Series                           $87       $103      $129       $146        $25       $50      $75       $102
Oppenheimer Aggressive Growth Fund                $85       $121      $151       $248        $22       $67      $115      $248
Oppenheimer Growth & Income Fund                  $86       $124      $156       $258        $23       $70      $120      $258
Oppenheimer Strategic Bond Fund                   $86       $124      $156       $258        $23       $70      $120      $258
Portfolio Partners MFS Emerging Equities          $85       $123      $155       $256        $23       $70      $119      $256
     Portfolio
Portfolio Partners MFS Research Growth            $86       $124      $157       $260        $23       $71      $121      $260
     Portfolio
Portfolio Partners MFS Value Equity               $86       $126      $159       $265        $24       $72      $124      $265
     Portfolio
Portfolio Partners Scudder International          $87       $129      $164       $276        $25       $75      $129      $276
     Growth Portfolio

-------------
* This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example A.)

HYPOTHETICAL EXAMPLE: OPTION PACKAGE III - CONTRACTS ISSUED AS ROTH IRAS

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to 0.019%.

                                                  EXAMPLE C                                  EXAMPLE D
                                                  ---------                                  ---------
                                                  If you withdraw the entire                 If you do not withdraw
                                                  Account Value at the end                   the Account Value, or if you
                                                  of the periods shown,                      annuitize at the end of the
                                                  you would pay the following                periods shown, you would pay
                                                  expenses, including any applicable         the following expenses (no
                                                  deferred sales charge:                     deferred sales charge is reflected):*
                                                  1 year    3 years   5 years    10 years    1 year    3 years  5 years   10 years
                                                  ------    -------   -------    --------    ------    -------  -------   --------
Aetna Balanced VP, Inc.                           $62       $85       $109       $235        $20       $63      $109      $235
Aetna Bond VP                                     $61       $82       $104       $224        $19       $60      $104      $224
Aetna Growth VP                                   $64       $91       $119       $255        $23       $69      $119      $255
Aetna Growth and Income VP                        $62       $85       $108       $234        $20       $63      $108      $234
Aetna Index Plus Large Cap VP                     $61       $84       $106       $229        $20       $62      $106      $229
Aetna International VP                            $67       $101      $136       $290        $26       $80      $136      $290
Aetna Money Market VP                             $59       $78       $96        $208        $18       $56      $96       $208
Aetna Real Estate Securities VP                   $65       $96       $126       $271        $24       $74      $126      $271
Aetna Small Company VP                            $65       $96       $126       $271        $24       $74      $126      $271
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth & Income Fund
AIM V.I. Value Fund
Fidelity VIP Equity-Income Portfolio              $61       $85       $108       $233        $20       $63      $108      $233
Fidelity VIP High Income Portfolio                $63       $88       $114       $246        $22       $67      $114      $246
Fidelity VIP II Contrafund Portfolio              $63       $88       $114       $246        $22       $67      $114      $246
Janus Aspen Aggressive Growth Portfolio           $63       $90       $117       $251        $22       $68      $117      $251
Janus Aspen Balanced Portfolio                    $64       $92       $120       $258        $23       $70      $120      $258
Janus Aspen Growth Portfolio                      $63       $88       $114       $245        $22       $66      $114      $245
Janus Aspen Worldwide Growth Portfolio            $63       $89       $116       $249        $22       $68      $116      $249
MFS Total Return Series                           $66       $97       $129       $276        $25       $75      $129      $276
Oppenheimer Aggressive Growth Fund                $63       $89       $115       $248        $22       $67      $115      $248
Oppenheimer Growth & Income Fund                  $64       $92       $120       $258        $23       $70      $120      $258
Oppenheimer Strategic Bond Fund                   $64       $92       $120       $258        $23       $70      $120      $258
Portfolio Partners MFS Emerging Equities          $64       $91       $119       $256        $23       $70      $119      $256
     Portfolio
Portfolio Partners MFS Research Growth            $64       $93       $121       $260        $23       $71      $121      $260
     Portfolio
Portfolio Partners MFS Value Equity               $65       $94       $124       $265        $24       $72      $124      $265
     Portfolio
Portfolio Partners Scudder International          $66       $97       $129       $276        $25       $75      $129      $276
     Growth Portfolio

-------------
* This Example would not apply if a non-lifetime variable Annuity Payout Option is selected, and a lump sum payment is requested within three years after Annuity Payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example C.)

                                   THE COMPANY
================================================================================
The Company is the issuer of the Contract, and as such, it is responsible for providing the insurance and annuity benefits under the Contract. The Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). The Company is engaged in the business of issuing life insurance policies and variable annuity contracts in all states of the United States. The Company's principal executive offices are located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The Company is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is in turn a wholly owned subsidiary of Aetna Retirement Services, Inc. and an indirect wholly owned subsidiary of Aetna Inc.

                           VARIABLE ANNUITY ACCOUNT B
================================================================================

The Company established the Separate Account in 1976 as a segregated asset account for the purpose of funding its variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of "separate account" under federal securities laws. The Separate Account is divided into "Subaccounts" which do not invest directly in stocks, bonds or other investments. Instead, each Subaccount buys and sells shares of a corresponding Fund.

Although the Company holds title to the assets of the Separate Account, such assets are not chargeable with liabilities of any other business conducted by the Company. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are obligations of the Company.

                               INVESTMENT OPTIONS
================================================================================

THE FUNDS

Purchase Payments may be allocated to one or more of the Subaccounts as designated on the Application. In turn, the Subaccounts invest in the corresponding Funds at net asset value. The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of investment options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder is limited to 18. Each Subaccount and each Guaranteed Term of the same duration, or an investment in the Fixed Account in certain Contracts where the Guaranteed Account is not available, count as an investment option.

The availability of Funds may be subject to regulatory authorization. In addition, the Company may add or withdraw Funds, as permitted by applicable law. Not all Funds may be available in all jurisdictions or under all Contracts.

Subject to state regulatory approval, if the shares of any Fund should no longer be available for investment by the Separate Account or if in the judgment of the Company, further investment in such shares should become inappropriate in view of the purpose of the Contract, we may cease to make such Fund shares available for investment under the Contract prospectively. The Company may, alternatively, substitute shares of another Fund for shares already acquired. The Company reserves the right to substitute shares of another Fund for shares already acquired without a proxy vote. Any elimination, substitution or addition of Funds will be done in accordance with applicable state and federal securities laws.

The Funds are described in Appendix C of this prospectus. More detailed information may be found in the current prospectus for each Fund offered. The prospectus for the Fund should be read in conjunction with this prospectus. A free Fund prospectus is available upon request from the local Company office or by writing or calling the number listed in the "Inquiries" section of the Prospectus Summary.

Risks Associated with Investment in the Funds. Some of the Funds may use instruments known as derivatives as part of their investment strategies. The use of certain derivatives may involve high risk of volatility to a Fund, and the use of leverage in connection with such derivatives can also increase risk of losses. Some of the Funds may also invest in foreign or international securities which involve greater risks than U.S. investments.

More comprehensive information, including a discussion of potential risks, is found in the current prospectus for each Fund. You should read the Fund prospectuses and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to your long-term investment objectives. Additional prospectuses and Statements of Additional Information for this Prospectus and for each of the Funds can be obtained from the Company's Home Office at the address and telephone number listed under the "Inquiries" section of the Prospectus Summary.

Conflicts of Interest (Mixed and Shared Funding). Shares of the Funds are sold to each of the Subaccounts for funding the variable annuity contracts issued by the Company. Shares of the Funds may also be sold to other insurance companies for the same purpose. This is referred to as "shared funding." Shares of the Funds may also be used for funding variable life insurance contracts issued by the Company or by third parties. This is referred to as "mixed funding."

Because the Funds available under the Contract are sold to fund variable annuity contracts and variable life insurance policies issued by us or by other companies, certain conflicts of interest could arise. If a conflict of interest were to occur, one of the separate accounts might withdraw its investment in a Fund, which might force that Fund to sell portfolio securities at disadvantageous prices, causing its per share value to decrease. Each Fund's Board of Directors or Trustees has agreed to monitor events in order to identify any material irreconcilable conflicts which might arise and to determine what action, if any, should be taken to address such conflict.


GUARANTEED ACCOUNT OPTION

Purchase Payments may be allocated to the Guaranteed Account. Through the Guaranteed Account, we guarantee stipulated rates of interest for stated periods of time. Amounts must remain in the Guaranteed Account for specified periods to receive the quoted interest rates, or a market value adjustment (which may be positive or negative) will be applied. (See Appendix A)


FIXED ACCOUNT OPTION

In certain states, Purchase Payments may be allocated to the Fixed Account. Through the Fixed Account we guarantee to pay the minimum interest rate specified in the Contract. (See Appendix B)

                                    PURCHASE
================================================================================

CONTRACT AVAILABILITY

The Contracts are offered only in those states where the Contract has been approved for sale in that state. The Contracts are offered as (1) nonqualified deferred annuity contracts, including Contracts offered to a custodian for an Individual Retirement Account under Section 408(a) of the Code (we reserve the right to limit ownership of nonqualified Contracts to natural persons); (2) IRAs, including Roth IRAs, other than "SIMPLE IRAs" as defined in Section 408(p) of the Code; or (3) Qualified Contracts used in conjunction with certain employer sponsored retirement plans. IRAs are currently available as rollovers, and may permit ongoing contributions subject to state regulatory approval. Additionally, availability of the Qualified Contracts described under item (3) is subject to approval by the Company and state regulatory agencies. A Roth IRA Contract is a special form of IRA which can accept nondeductible annual contributions. Contributions to a Simplified Employee Pension Plan ("SEP") are not permitted in a Roth IRA Contract. The Roth IRA Contract can also accept transfers and rollovers, but only from an IRA/Individual Retirement Account, subject to ordinary income tax, or from another Roth IRA. If the Purchase Payment to a Roth IRA is a rollover from a contract issued by the Company or an affiliate where the deferred sales charge was eliminated or reduced and the Contract is canceled during the free look period, the Purchase Payment will be restored to the predecessor contract.

Eligible persons seeking to invest and accumulate money for retirement can purchase individual interests in group Contracts, or, where required by state law, they may purchase individual Contracts. In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts, and individual accounts are established by the Company for each Certificate Holder. In some states, an individual Contract will be owned by the Certificate Holder. In both cases, a Certificate Holder's interest in the Contract is known as his or her "Account."

The maximum issue age for the Annuitant is 90.

Joint Certificate Holders. Nonqualified Contracts may be purchased by individuals as joint Certificate Holders. References to "Certificate Holders" in this Prospectus mean both of the Certificate Holders on joint Accounts. Tax law prohibits the purchase of Qualified Contracts by joint Certificate Holders.


PURCHASING INTERESTS IN THE CONTRACT

Group Contracts. Groups will generally consist of those eligible individuals who have established an account with a broker-dealer or bank which has agreed to act as a Distributor for the Contracts. A group Contract is issued to the Group Contract Holder. Certificate Holders may purchase interests in a group Contract by submitting an Application. Once the Application is accepted a Certificate will be issued.

Individual Contracts. Certain states will not allow a group Contract due to provisions in their insurance laws. In those states, an eligible individual will submit an Application and will be issued a Contract rather than a Certificate.

Regardless of whether you have purchased an interest in a group Contract or an individual Contract, the Company must accept or reject the Application within two business days of receipt. If the Application is incomplete, the Company may hold any forms and accompanying Purchase Payments for five days. Purchase Payments may be held for longer periods only with the consent of the Certificate Holder, pending acceptance of the Application. If the Application is rejected, the Application and any Purchase Payments will be returned to the Certificate Holder. However, if the Purchase Payment to a Roth IRA is a rollover from a contract issued by the Company or an affiliate where the deferred sales charge was eliminated or reduced and the Contract is canceled during the free look period, the Purchase Payment will be restored to the predecessor contract.

PURCHASE PAYMENTS

You may make Purchase Payments under the Contract in one lump sum, through periodic payments or as a transfer from a pre-existing plan. A 403(b) Contract can only accept rollover or transfer contributions.

The minimum initial Purchase Payment amount is $5,000 ($15,000 for Option Package I) for Nonqualified Contracts and $1,500 for Qualified Contracts. In some states, a Contract issued as an IRA can accept only a lump sum, rollover Purchase Payment. Additional Purchase Payments made to an existing Contract must be at least $1,000 or at least $50 per month by electronic funds transfer, and are subject to the terms and conditions published by us at the time of the subsequent payment. A Purchase Payment of more than $1,000,000 will be allowed only with the Company's consent. We also reserve the right to reject any Purchase Payment to a prospective or existing Account without advance notice (unless not allowed by state law).

For Qualified Contracts the Code imposes a maximum limit on annual Purchase Payments which may be excluded from a participant's gross income. (See "Tax Status.")

Allocation of Purchase Payments. Purchase Payments will initially be allocated to the Subaccounts or the Guaranteed Account or Fixed Account as specified on the Application. Changes in such allocation may be made in writing or by telephone transfer. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected.
(See "Investment Options.")

CONTRACT RIGHTS

Under individual Contracts, Certificate Holders have all Contract rights. Under group Contracts, the Group Contract Holder has title to the Contract and generally only the right to accept or reject any modifications to the Contract. You have all other rights to your Account under the Contract. However, under a Nonqualified Contract, if you and the Annuitant are not the same, and the Annuitant dies first, your rights are automatically transferred to the Beneficiary. (See "Death Benefit.")

Joint Certificate Holders have equal rights under the Contract and with respect to their Account. All rights under the Contract must be exercised by both joint Certificate Holders with the exception of transfers among investment options, which can be exercised by one joint Certificate Holder after the Account has been established. See "Death Benefit" regarding the rights of the surviving joint Certificate Holder upon the death of a joint Certificate Holder prior to the Annuity Date.


DESIGNATIONS OF BENEFICIARY AND ANNUITANT

You generally designate the Beneficiary for your Account on the Application. You may also elect to specify the form of payment to be made to the Beneficiary. For Qualified Contracts issued in conjunction with a Code Section 403(b) tax deferred annuity program subject to the Employee Retirement Income Security Act (ERISA), the spouse of a married participant must be the Beneficiary of at least 50% of the Account Value. If the married participant is age 35 or older, the participant may name an alternate Beneficiary provided the participant furnishes a waiver and spousal consent which meets the requirements of ERISA Section 205. The participant on whose behalf the Account was established must be the Annuitant.

For Qualified Contracts issued as an IRA, the Certificate Holder must be the Annuitant. For Nonqualified Contracts, the Certificate Holder and the Annuitant, may, but need not, be the same person. (See "Purchase--Contract Availability.")

RIGHT TO CANCEL

You may cancel the Contract or Certificate without penalty by returning it to the Company with a written notice of your intent to cancel. In most states, you have ten days to exercise this "free look" right; some states allow you longer. Unless state law requires otherwise, the amount you will receive upon cancellation will reflect the investment performance of the Subaccounts into which your Purchase Payments were deposited. In some cases this may be more or less than the amount of your Purchase Payments; therefore, you bear the entire investment risk for amounts allocated among the Subaccounts during the free look period. Under Contracts issued as IRAs, you will receive a refund of your Purchase Payment. Account Values will be determined as of the Valuation Date on which we receive your request for cancellation at our Home Office. If the Purchase Payment to a Roth IRA is a rollover from a contract issued by the Company or an affiliate where the deferred sales charge was eliminated or reduced and the Contract is canceled during the free look period, the Purchase Payment will be restored to the predecessor contract.

                             CHARGES AND DEDUCTIONS
================================================================================

DAILY DEDUCTIONS FROM THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge. The Company makes a daily deduction from each of the Subaccounts for the mortality and expense risk charge. The charge is assessed against the daily net assets of the Subaccounts and varies for each Option Package. The charge under each Option Package is equal, on an annual basis, to the following percentages:

 -------------------------------------------------------------------------------
     Option Package I         Option Package II         Option Package III
 -------------------------------------------------------------------------------
          0.80%                     1.10%                      1.25%
 -------------------------------------------------------------------------------


The mortality and expense risk charge compensates the Company for the assumption of the mortality and expense risks under the Contract. The mortality risks are those assumed for our promise to make lifetime Annuity Payments according to annuity rates specified in the Contract. The expense risk is the risk that the actual expenses for costs incurred under the Contract, including the expenses associated with the differing death benefit available under each Option Package, will exceed the maximum costs that can be charged under the Contract.

In certain circumstances, the risk of adverse expense experience associated with this Contract may be reduced. In such event, the mortality and expense risk charge applicable to that Contract may likewise be reduced. Whether such a reduction is available will be determined by the Company based upon consideration of one of the following factors:

         (1) the size and composition of the prospective group such as a group made up of active employees of the Company or its affiliates;

         (2) the type and frequency of administrative and sales services provided; and

         (3)  the level of maintenance fee and deferred sales charges.

Any reduction of the mortality and expense risk charge will not be unfairly discriminatory against any person. We will make any reduction in the mortality and expense risk charge according to our own rules in effect at the time the Contract is issued. We reserve the right to change these rules from time to time.

If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess may be used to recover distribution expenses relating to the Contracts and as a source of profit to the Company. The Company expects to make a profit from the mortality and expense risk charge.

Administrative Charge. During the Accumulation Period, the Company makes a daily deduction from each of the Subaccounts for an administrative charge. The charge is equal, on an annual basis, to 0.15% of the daily net assets of the Subaccounts and compensates the Company for administrative expenses that exceed revenues from the maintenance fee described below. The charge is set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. The Company does not expect to make a profit from this charge.

During the Annuity Period, the Company reserves the right to make a deduction for the administrative charge of an amount equal, on an annual basis, to a maximum of 0.25% of the daily net assets of the Subaccounts. There is currently no administrative charge during the Annuity Period. Once an Annuity Payout Option is elected, the charge will be established and will be effective during the entire Annuity Period.

MAINTENANCE FEE

During the Accumulation Period, the Company will deduct a maintenance fee from the Account Value. The maintenance fee is to reimburse the Company for some of its administrative expenses relating to the establishment and maintenance of the Accounts.

The maximum maintenance fee deducted under the Contract is $30. The maintenance fee will be deducted annually on the anniversary of the Account Effective Date. It is deducted on a pro rata basis from each investment option in which you have an interest. If your entire Account Value is withdrawn, the full maintenance fee, if applicable, will be deducted at the time of withdrawal. The maintenance fee will not be deducted (either annually or upon withdrawal) if your Account Value is $50,000 or more on the day the maintenance fee is due.

REDUCTION OR ELIMINATION OF ADMINISTRATIVE CHARGE AND MAINTENANCE FEE

The administrative charge and maintenance fee may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in such a manner that results in savings of administrative expenses. The entitlement to such a reduction will be based on:

         (1) the size and type of the group of individuals to whom the Contract is offered; and

         (2) the amount of expected Purchase Payments.

Any reduction or elimination of the administrative charge or maintenance fee will not be unfairly discriminatory against any person. We will make any reduction in the administrative charge or maintenance fee according to our own rules in effect at the time the Contract is issued. We reserve the right to change these rules from time to time.

DEFERRED SALES CHARGE

Withdrawals of all or a portion of the Account Value may be subject to a deferred sales charge. The deferred sales charge is a percentage of Purchase Payments withdrawn from the Subaccounts and the Guaranteed Account or Fixed Account and, except for Roth IRAs, is based on the number of years which have elapsed since the Purchase Payment was received. The deferred sales charge on withdrawals from a Roth IRA is based on the number of completed Account Years which have elapsed from the Account Effective Date. The deferred sales charge for each Purchase Payment is determined by multiplying the Purchase Payment withdrawn by the appropriate percentage, in accordance with the schedule set forth in the tables below. If the Purchase Payment is a rollover from another contract issued by the Company or an affiliate where the deferred sales charge has been waived, the deferred sales charge is based on the number of completed Account Years since the date of the initial payment to the predecessor contract. The Company reserves the right to not accept any rollover contribution to an existing contract.

Withdrawals are taken first against Purchase Payments, then against any increase in value. However, the deferred sales charge only applies to the Purchase Payment (not to any associated changes in value). To satisfy a partial withdrawal other than from a Roth IRA, the deferred sales charge is calculated as if the Purchase Payments are withdrawn from the Subaccounts in the same order they were applied to the Account. Partial withdrawals from the Guaranteed Account or the Fixed Account will be treated as described in the Appendices attached to this Prospectus and the prospectus for the Guaranteed Account. The total charge will be the sum of the charges applicable for all of the Purchase Payments withdrawn.

                       CONTRACTS OTHER
                   THAN ROTH IRA CONTRACTS:                                                ROTH IRA CONTRACTS:
                   ------------------------                                                -------------------
   Years From Receipt of Purchase       Deferred Sales Charge              Completed Account               Deferred Sales Charge
               Payment                        Deduction                         Years                           Deduction
               -------                        ---------                         -----                           ---------
Less than 2                                       7%                    Less than 1                                 5%
2 or more but less than 4                         6%                    1 or more but less than 2                   4%
4 or more but less than 5                         5%                    2 or more but less than 3                   3%
5 or more but less than 6                         4%                    3 or more but less than 4                   2%
6 or more but less than 7                         3%                    4 or more but less than 5                   1%
7 or more                                         0%                    5 or more                                   0%

A deferred sales charge will not be deducted from any portion of a Purchase Payment withdrawn if the withdrawal is:

(bullet) applied to provide Annuity Payments;

(bullet) paid to a Beneficiary due to the Annuitant's death before Annuity
         Payments start, up to a maximum of the aggregate Purchase Payments made, minus the total of all partial withdrawals, amounts applied to an Annuity Payout Option and deductions made prior to the Annuitant's date of death;

(bullet) made due to the election of a Systematic Distribution Option (see
         "Systematic Distribution Options");

(bullet) if approved by your state, under a Qualified Contract when the amount withdrawn is equal to the minimum distribution required by the Code for this Contract calculated using a method permitted under the Code and agreed to by the Company;

(bullet) paid upon a full withdrawal where the Account Value is $2,500 or less and no amount has been withdrawn during the prior 12 months;

(bullet) paid if we close out your Account when the value is less than $2,500
         (or other amount required by state law); or

(bullet) if the withdrawal is applied as a rollover to certain Roth IRAs issued by the Company or an affiliate.

The Company does not anticipate that the deferred sales charge will cover all sales and administrative expenses which it incurs in connection with the Contract. The difference will be covered by the general assets of the Company which are attributable, in part, to mortality and expense risk charges under the Contract described above.

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your Purchase Payments without a deferred sales charge, provided that:

       (1) More than one Account Year has elapsed since the Schedule Effective Date;

       (2) The withdrawal is requested within three years of the Annuitant's admission to a licensed Nursing Home Waiver (including non-licensed facilities in New Hampshire); and

       (3) the Annuitant has spent at least 45 consecutive days in such facility.

This waiver of deferred sales charge does not apply if the Annuitant is in a licensed Nursing Home Facility for at least one day during the two week period immediately preceding or following the Schedule Effective Date. It will also not apply if otherwise prohibited by state law.

Free Withdrawals. Subject to the restrictions described below, you may withdraw up to the greater of 10% of your Account Value or the minimum distribution amount required by law during each Account Year without imposition of a deferred sales charge. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive Account Years, up to a maximum of 30% of your Account Value. The free withdrawal amount will be based on the Account Value calculated on the Valuation Date next following our receipt of your request for withdrawal and will be adjusted for amounts requested for withdrawal under a Systematic Distribution Option or taken as a minimum distribution amount required by law, during the Account Year. If your withdrawal exceeds the applicable free withdrawal allowance, we will deduct a deferred sales charge on the excess amount. (See Appendix A for a discussion of withdrawals from the Guaranteed Account.)

REDUCTION OR ELIMINATION OF THE DEFERRED SALES CHARGE

We may reduce or eliminate the deferred sales charge when sales of the Contracts are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the deferred sales charge will be based on the following:

       (1) the size and type of the group of individuals to whom the Contract is offered;

       (2) the amount of expected Purchase Payments; and

       (3) whether there is a prior or existing relationship with the Company such as being an employee of the Company or an affiliate, receiving distributions or making internal transfers from other contracts issued by the Company, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the deferred sales charge may be subject to state approval and will not be unfairly discriminatory against any person.


FUND EXPENSES

Each Fund incurs certain expenses which are paid out of its net assets. These expenses include, among other things, the investment advisory or "management" fee. The expenses of the Funds are set forth in the Fee Table in this Prospectus and described more fully in the Fund prospectuses.


PREMIUM AND OTHER TAXES

Several states and municipalities currently impose a premium tax on Annuities. These taxes currently range from 0% to 4%. Ordinarily, any applicable state premium tax will be deducted from the Account Value when it is applied to an Annuity Payout Option. However, we reserve the right to deduct state premium tax from the Purchase Payments or from the Account Values at any time, but no earlier than when we have a tax liability under state law.

Any municipal premium tax assessed at a rate in excess of 1% will be deducted from the Purchase Payments or from the amount applied to an Annuity Payout Option based on our determination of when such tax is due. We will absorb any municipal premium tax which is assessed at 1% or less. We reserve the right, however, to reflect this added expense in our Annuity Payment purchase rates for residents of such municipalities.


                               CONTRACT VALUATION
================================================================================

ACCOUNT VALUE

Until the Annuity Date, the Account Value is the total dollar value of amounts held in the Account as of any Valuation Date. The Account Value at any given time is based on the value of the units held in each Subaccount, plus the value of amounts held in the Guaranteed Account or Fixed Account.


ACCUMULATION UNITS

The value of your interests in a Subaccount is expressed as the number of "Accumulation Units" that you hold multiplied by an "Accumulation Unit Value" (or "AUV") for each unit. The AUV on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor of that Subaccount for the period between the immediately preceding Valuation Date and the current Valuation Date. (See "Net Investment Factor" below.) The AUV will be affected by the investment performance, expenses and charges of the applicable Fund and is reduced each day by a percentage that accounts for the daily assessment of mortality and expense risk charges and the administrative charge.

Initial Purchase Payments will be credited to your Account at the AUV next computed following our acceptance of the Application as described under "Purchasing Interests in the Contract." Each subsequent Purchase Payment (or amount transferred) received by the Company by the close of business of the New York Stock Exchange will be credited to your Account at the AUV next computed following our receipt of your payment or transfer request. The value of an Accumulation Unit may increase or decrease.

NET INVESTMENT FACTOR

The net investment factor is used to measure the investment performance of a Subaccount from one Valuation Date to the next. The net investment factor for a Subaccount for any valuation period is equal to the sum of 1.0000 plus the net investment rate. The net investment rate equals:

       (a) the net assets of the Fund held by the Subaccount on the current Valuation Date, minus

       (b) the net assets of the Fund held by the Subaccount on the preceding Valuation Date, plus or minus

       (c) taxes or provisions for taxes, if any, attributable to the operation of the Subaccount;

       (d) divided by the total value of the Subaccount's Accumulation and Annuity Units on the preceding Valuation Date;

       (e) minus a daily charge at the annual effective rate equal to the mortality and expense risk charge under the Option Package then in effect (0.80% under Option Package I, 1.10% under Option Package II, and 1.25% under Option Package III) and an administrative charge of 0.15% (unless reduced or eliminated) during the Accumulation Period and up to 0.25% during the Annuity Period (currently 0% during the Annuity Period).

The net investment rate may be either positive or negative.

                              SUBACCOUNT TRANSFERS
================================================================================

At any time prior to the Annuity Date, you can transfer amounts held under your Account among the investment options available subject to certain limitations. (See "Investment Options.") Transfers from the Guaranteed Account may be subject to certain restrictions and to a market value adjustment. (See Appendix A.) Transfers may be made from the Fixed Account to any of the investment options available subject to certain restrictions. Amounts may not be transferred into the Fixed Account from any of the investment options. If approved by your state, during the Annuity Period, if you have elected variable Annuity Payments, you can make transfers only among the Subaccounts available during the Annuity Period. (See "Annuity Payout Options.") A request for transfer can be made either in writing or by telephone.(See "Telephone Transfers" below.) The telephone transfer privilege is available automatically; no special election is necessary. All transfers must be in accordance with the terms of the Contract. Any transfer will be based on the AUV next determined after the Company receives a valid transfer request at its Home Office.

During the Accumulation Period, twelve free transfers are allowed each Account Year. During the Annuity Period, four free transfers are allowed each Account Year. The Company reserves the right to charge up to $10 for each additional transfer in excess of the available free transfers. This charge will be deducted from the gross amount of the transfer. The Company currently does not impose this charge.

TELEPHONE TRANSFERS

You automatically have the right to make transfers among Funds by telephone. We have enacted procedures to prevent abuses of Account transactions by telephone, including requiring the use of a personal identification number (PIN) to execute transactions. You are responsible for safeguarding your PIN, and for keeping Account information confidential. Although the Company's failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by you. To ensure authenticity, we record all calls on the 800 line.

DOLLAR COST AVERAGING PROGRAM

You may establish automated transfers of Account Values on a monthly or quarterly basis through the Company's Dollar Cost Averaging Program. Dollar cost averaging is a system for investing a fixed amount of money at regular intervals over a period of time. The Dollar Cost Averaging Program permits the transfer of amounts from any of the variable investment options and an available Guaranteed Term or Fixed Account subject to the Company's terms and conditions to any of the Subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from any such Guaranteed Term during participation in the Dollar Cost Averaging Program. If dollar cost averaging from a Guaranteed Term is discontinued, the Company will automatically transfer the balance remaining in the Guaranteed Term from which dollar cost averaging is withdrawn to a Guaranteed Term of the same duration unless the Certificate Holder initiates a transfer to another investment option. In either case, a market value adjustment will apply. If Dollar Cost Averaging is stopped with regard to amounts in the Fixed Account, the remaining balance in the Fixed Account will be transferred to the money market subaccount. There is no additional charge for the Dollar Cost Averaging Program. (See Appendix A for a discussion of the restrictions and features attributable to the Guaranteed Account.)

Dollar cost averaging does not ensure a profit nor guarantee against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information, please refer to the "Inquiries" section of the Prospectus Summary, which describes how you can obtain further information.

The Dollar Cost Averaging Program is not available to individuals who have elected the Account Rebalancing Program.

ACCOUNT REBALANCING PROGRAM

The Account Rebalancing Program allows you to have portions of your Account Value automatically reallocated annually to a specified percentage or at other more frequent intervals as allowed by us under the program. Only Account Values accumulating in the Subaccounts can be rebalanced. You may participate in this program by completing the Account Rebalancing section of the Application, or by sending a written request to the Company at its Home Office. The Account Rebalancing Program does not ensure a profit nor guarantee against loss in a declining market.

The Account Rebalancing Program is not available to Certificate Holders who have elected the Dollar Cost Averaging Program.


                                   WITHDRAWALS
================================================================================

All or a portion of your Account Value may be withdrawn at any time during the Accumulation Period. Withdrawal restrictions applicable to Section 403(b) Contracts are described below. To request a withdrawal, you must properly complete a disbursement form and send it to our Home Office. Payments for withdrawal requests will be made in accordance with Securities and Exchange Commission requirements, but normally not later than seven calendar days following our receipt of a disbursement form. Withdrawals may be subject to a deferred sales charge (see "Charges and Deduction") and to taxes and to tax penalties (see "Tax Status"). Roth IRAs provide for a tax-free withdrawal of all assets in the Contract, both contributions and earnings, provided the withdrawal is not made within the 5-taxable year period beginning with the first tax year for which a contribution was made, and the distribution is made after attainment of age 59-1/2, or on account of death or disability, or for a qualified first-time home purchase.

Withdrawals may be requested in one of the following forms:

(bullet) Full Withdrawal of an Account: The amount paid for a full withdrawal will be the Adjusted Account Value minus any applicable deferred sales charge and maintenance fee due.

(bullet) Partial Withdrawals: (Percentage): The amount paid will be the percentage of the Adjusted Account Value requested minus any applicable deferred sales charge.

(bullet) Partial Withdrawals: (Specified Dollar Amount): The amount paid will be the dollar amount requested. However, the amount withdrawn from your Account will equal the amount you request plus any applicable deferred sales charge and plus or minus any applicable market value adjustment. For any partial withdrawal, the value of the Accumulation Units canceled will be withdrawn proportionately from the Guaranteed Account, Fixed Account and each Subaccount in which your Account is invested, unless you request otherwise in writing. All amounts paid will be based on your Account Value as of the next Valuation Date after we receive a request for withdrawal at our Home Office, or on such later date as the disbursement form may specify.

The tax treatment of withdrawals from each Nonqualified Contract may be affected if you own other annuity contracts issued by us (or our affiliates) that were purchased after October 21, 1988. (See "Tax Status.")

Withdrawal Restrictions from 403(b) Plans. Under Section 403(b) Contracts, the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59-1/2, separation from service or financial hardship. (See "Tax Status.")

Reinstatement Privilege Following Withdrawal. You may elect to reinstate all or a portion of the proceeds received from the full withdrawal of your Account within 30 days after the withdrawal. Reinvested amounts must be received by the Company within 60 days of the withdrawal. Accumulation Units will be credited to your Account for the amount reinstated, as well as for any maintenance fee charged and any portion of any deferred sales charge imposed at the time of withdrawal. However, any aggregate negative market value adjustment made to the Guaranteed Account will not be credited. Reinstated amounts will be reallocated to applicable investment options in the same proportion as they were allocated at the time of withdrawal.

The number of Accumulation Units credited will be based upon the AUV(s) next computed following receipt at our Home Office of the reinstatement request along with the amount to be reinstated. Any maintenance fee which falls due after the withdrawal and before the reinstatement will be deducted from the amount reinstated. The reinstatement privilege may be used only once and does not apply to a Certificate Holder's Account that we close out as described in the Section entitled, "Involuntary Terminations." If you are contemplating reinstatement, you should seek competent advice regarding the tax consequences associated with this type of transaction.

                         SYSTEMATIC DISTRIBUTION OPTIONS
================================================================================

The Company offers certain withdrawal options under the Contract that are not considered Annuity Payout Options ("Systematic Distribution Options"). To exercise these options, your Account Value must meet the minimum dollar amount and age criteria applicable to that option.

The Systematic Distribution Options currently available under the Contract include the following:


(bullet) SWO--Systematic Withdrawal Option. SWO is a series of partial withdrawals from your Account based on a payment method you select. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under a Contract.

(bullet) ECO--Estate Conservation Option. ECO offers the same investment flexibility as SWO but is designed for those who want to receive only the minimum distribution that the Code requires each year. ECO is available only under Qualified Contracts. Under ECO, the Company calculates the minimum distribution amount required by law, and pays you that amount once a year. (See "Tax Status.") ECO is not available under the Roth IRA Contract.

(bullet) LEO--Life Expectancy Option. LEO offers an annual payment over a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary.

Other Systematic Distribution Options may be added from time to time. Additional information relating to any of the Systematic Distribution Options may be obtained from your local representative or from the Company at its Home Office.

If you select one of the Systematic Distribution Options, you will retain all of the rights and flexibility permitted under the Contract during the Accumulation Period. Your Account Value will continue to be subject to the charges and deductions described in this Prospectus. Taking a withdrawal under one of these Systematic Distribution Options may have tax consequences. Any person concerned about tax implications should consult a competent tax advisor prior to electing an option.

Once you elect a Systematic Distribution Option, you may revoke it any time by submitting a written request to our Home Office. Once an option is revoked, no other Systematic Distribution Option may be elected unless permitted by the Code. The Company reserves the right to discontinue the availability of one or all of these Systematic Distribution Options for new elections at any time, and/or to change the terms of future elections.

                    DEATH BENEFIT DURING ACCUMULATION PERIOD
================================================================================

A death benefit will be payable to the Beneficiary if the Certificate Holder or the Annuitant dies before Annuity Payments have commenced. If the Account is owned jointly, the death benefit applies at the death of the first joint Certificate Holder. Upon the death of a joint Certificate Holder prior to the Annuity Date, the surviving Certificate Holder, if any, will become the designated Beneficiary. Any other Beneficiary designation on record with the Company at the time of death will be treated as the primary or contingent Beneficiary, as originally designated, unless or until the newly designated Beneficiary changes the Beneficiary designation.

DEATH BENEFIT AMOUNT

The amount of the death benefit will depend on the Option Package in effect on the date the Certificate Holder or Annuitant dies.

Option Package I

Upon the death of the Annuitant the death benefit will be the greater of:

     (1) The sum of all Purchase Payments made, adjusted for amounts withdrawn or applied to an Annuity Payout Option ("Return of Purchase Payment") as of the Claim Date; or

     (2) The Account Value on the Claim Date.

Option Package II

Upon the death of the Annuitant the death benefit will be the greatest of:

     (1) The sum of all Purchase Payments made, adjusted for amounts withdrawn or applied to an Annuity Payout Option ("Return of Purchase Payment") as of the Claim Date; or

     (2) The Account Value on the Claim Date; or

     (3) The "Step-up Value" (as described below) on the Claim Date.

Option Package III

Upon the death of the Annuitant, the death benefit will be the greatest of:

     (1) The sum of all Purchase Payments made, adjusted for amounts withdrawn or applied to an Annuity Payout Option ("Return of Purchase Payment") as of the Claim Date; or

     (2) The Account Value on the Claim Date; or

     (3) The "Step-up Value" (as described below) on the Claim Date; or

     (4) The "Roll-up Value" (as described below) on the Claim Date.

Step-up Value: On the Schedule Effective Date, the Step-up Value is equal to the greater of : (1) the Account Value; or (2) the Step-up Value, if any, calculated on the anniversary of the Account Effective Date prior to the Schedule Effective Date, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option during the prior Account Year. Thereafter, once each year on the anniversary of the Schedule Effective Date until the anniversary immediately preceding the Annuitant's 85th birthday or death, whichever is earlier, the Step-up Value is equal to the greater of:

     (a) The Step-up Value most recently calculated, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option during the prior Account Year; or

     (b) The Account Value on that anniversary of the Schedule Effective Date.

On each anniversary of the Schedule Effective Date after the Annuitant's 85th birthday, the Step-up Value shall be equal to the Step-up Value on the anniversary immediately preceding the Annuitant's 85th birthday, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option since that anniversary. On the Claim Date, the Step-up Value shall equal the Step-up Value on the anniversary of the Schedule Effective Date immediately preceding the Annuitant's death, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option since that anniversary.

Roll-up Value: On the Schedule Effective Date, the Roll-up Value is equal to the Account Value. Thereafter, once each year on the anniversary of the Schedule Effective Date until the anniversary immediately preceding the Annuitant's 76th birthday or death, whichever is earlier, the Roll-up Value is equal to the Roll-up Value most recently calculated multiplied by a factor of 1.05, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option during the prior Account Year. The Roll-up Value may not exceed 200% of the Account Value on the Schedule Effective Date, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option since that date.

On each anniversary of the Schedule Effective Date after the Annuitant's 76th birthday, the Roll-up Value shall be equal to the Roll-up Value on the anniversary immediately preceding the Annuitant's 76th birthday, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option since that anniversary. On the Claim Date, the Roll-up Value shall equal the Roll-up Value on the anniversary of the Schedule Effective Date immediately preceding the Annuitant's death, adjusted for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option since that anniversary.

For purposes of determining the death benefit, the adjustment for Purchase Payments made and amounts withdrawn or applied to an Annuity Payout Option will increase or reduce the Return of Purchase Payment, Step-up Value and/or Roll-up Value in the same proportion that the Account Value was increased or reduced on the date of the Purchase Payment, withdrawal or application to an Annuity Payout Option.

Notwithstanding which Option Package is selected, on the Claim Date, if the amount of the death benefit is greater than the Account Value, the amount by which the death benefit exceeds the Account Value will be deposited and allocated to the money market Subaccount available under the Contract.

Death of a Spousal Beneficiary who Continues the Account. If the spousal Beneficiary continues the Account at the death of the Certificate Holder who was also the Annuitant, the spousal Beneficiary becomes the Annuitant. The Option Package in effect at the death of the Certificate Holder will also apply to the spousal Beneficiary, unless later changed by the spousal Beneficiary.

The amount of the death benefit payable at the death of a spousal beneficiary who continues the Account shall be determined under the Option Package then in effect and as described above, except that:

      (1) In calculating the Return of Purchase Payment amount, the Account Value on the Claim Date for the prior Certificate Holder's death shall be treated as the initial Purchase Payment; and

      (2) In calculating the Step-up Value, the Step-up Value on the Claim Date for the prior Certificate Holder's death shall be the initial Step-up Value; and

      (3) In calculating the Roll-up Value, the Roll-up Value on the Claim Date for the prior Certificate Holder's death shall be the initial Roll-up Value.

Death of a Certificate Holder who is not the Annuitant. Under Nonqualified Contracts only, if the Certificate Holder is not the Annuitant and dies, the death benefit described above under Option Packages I, II and III will not apply. Rather, the amount paid on account of the death of the Certificate Holder will be equal to the Adjusted Account Value on the date the payment request is processed. A deferred sales charge may apply to any full or partial payment of this death benefit.

Likewise, if the spousal Beneficiary continues the Account at the death of the Certificate Holder who was not the Annuitant, the Annuitant will not change and the death benefit described above under Option Packages I, II and III will not apply on the death of the spousal Beneficiary. Rather, the amount of death benefit proceeds payable upon the spousal Beneficiary's death will be equal to the Adjusted Account Value on the date the payment request is processed. A deferred sales charge may apply to any full or partial payment of this death benefit.

Because the death benefit equals the Adjusted Account Value in this situation, a Certificate Holder who is not also the Annuitant should seriously consider whether Option Packages II or III are suitable for their circumstances.


DEATH BENEFIT PAYMENT OPTIONS

Death benefit proceeds may be paid to the Beneficiary as described below. The Beneficiary may elect any available death benefit payment option as permitted, unless the Certificate Holder has specified the form of payment to the Beneficiary. If you die and no Beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Prior to the date any election by the Beneficiary for payment of the death benefit is processed, the Account Value will remain in the Account and the Account Value will continue to be affected by the investment performance of the investment option(s) selected. As a result, the amount received by the Beneficiary may be greater or less than the amount of the death benefit on the Claim Date. The Beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The Code requires that distributions begin within a certain time period, as described below. If no elections are made, no distributions will be made. Failure to commence distributions within those time periods can result in tax penalties.

Nonqualified Contracts. Under a Nonqualified Contract, if you die and the Beneficiary is your surviving spouse, or if you are a nonnatural person and the Annuitant dies and the Beneficiary is the Annuitant's surviving spouse, he or she automatically becomes the successor Certificate Holder. The successor Certificate Holder may exercise all rights under the Account and (1) continue in the Accumulation Period; (2) elect to apply some or all of the Adjusted Account Value to any of the Annuity Payout Options; or (3) receive at any time a lump sum payment equal to all or a portion of the Adjusted Account Value. If you die and you are not the Annuitant, any applicable deferred sales charge will be applied if a lump sum payment is elected. Under the Code, distributions are not required until the successor Certificate Holder's death.

If you die and the Beneficiary is not your surviving spouse, he or she may elect option (2) or (3) above. According to the Code, any portion of the Adjusted Account Value not distributed in installments over the life or life expectancy beginning within one year of your death, must be paid within five years of your death. (See "Tax Status of the Contract.")

If you are a natural person but not the Annuitant and the Annuitant dies, the Beneficiary may elect to apply the Adjusted Account Value to an Annuity Payout Option within 60 days or to receive a lump sum payment equal to the Adjusted Account Value, subject to state regulatory approval. If the Beneficiary does not elect an Annuity Payout Option within 60 days of the date of death, the gain, if any, will be includible in the Beneficiary's income in the year the Annuitant dies.

If SWO is in effect, payments will cease at the Certificate Holder's or Annuitant's death. A Beneficiary, however, may elect to continue SWO.

Qualified Contracts. Under a Qualified Contract, the death benefit is paid at the death of the participant, who is the Annuitant under the Contract. The Beneficiary has the following options: (1) apply some or all of the Adjusted Account Value to any of the Annuity Payout Options, subject to the distribution rules in Code Section 401(a)(9), or (2) receive at any time a lump sum payment equal to all or a portion of the Adjusted Account Value.

If ECO, SWO or LEO is in effect and the participant dies before the required beginning date for minimum distributions, payments will cease. A Beneficiary, or the Certificate Holder on behalf of a plan Beneficiary, may elect ECO, SWO or LEO provided the election would satisfy the Code minimum distribution rules.

If ECO, SWO or LEO is in effect and the participant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Code minimum distribution rules, unless the option is revoked. Death benefit payments must satisfy the distribution rules in Code Section 401(a)(9). (See "Tax Status of the Contract.")

                        TRANSFERS BETWEEN OPTION PACKAGES
================================================================================

Provided your Account Value meets the minimum requirements described below, you may transfer from one Option Package to another on any anniversary of the Account Effective Date by providing us with written notice of your intent to transfer. For such notice to be effective, it must be received by us during the sixty day period prior to and including the anniversary on which the transfer is to be made.

 ------------------------------------------------------------------------------------------------
                 Transfers to Option Package I           Transfers to Option Packages II or III
 ------------------------------------------------------------------------------------------------
     Minimum       Non-Qualified:         Qualified:       Non-Qualified:            Qualified:
 Account Value:        $15,000              $1,500             $5,000                  $1,500
 ------------------------------------------------------------------------------------------------

The mortality and expense risk charge relating to the Option Package transferred to will be effective as of the new Schedule Effective Date. With respect to the guaranteed death benefit and withdrawals free of the deferred sales charge, the following rules will apply:

----------------------------------------------------------------------------------------------------------------------------------
       Transfers to Option Package I              Transfers to Option Package II              Transfers to Option Package III
----------------------------------------------------------------------------------------------------------------------------------
    o Death Benefit(1):                         o Death Benefit(1):                          o Death Benefit(1):
      o Return of Purchase Payment amount         o Return of Purchase Payment amount          o Return of Purchase Payment amount
        will continue to be calculated as of        will continue to be calculated as            will continue to be calculated as
        the Account Effective Date.                 of the Account Effective Date.               of the Account Effective Date.
      o The Step up Value under Option            o If transferring from Option                o If transferring from Option
        Packages II and III will terminate on       Package I, the Step-up Value will            Package I, the Step-up Value will
        the new Schedule Effective Date.            be calculated beginning on the new           be calculated beginning on the new
                                                    Schedule Effective Date.                     Schedule Effective Date.
                                                  o If transferring from Option                o If transferring from Option
                                                    Package III, the Step-up Value               Package II, the Step-up Value
                                                    will continue to be calculated               will continue to be calculated
                                                    from the date calculated under               from the date calculated under
                                                    Option Package III.                          Option Package II.
      o The Roll-up Value under Option            o The Roll-up Value under Option             o The Roll-up Value will be
        Package III will terminate on the new       Package III will terminate on the new        calculated beginning on the new
        Schedule Effective Date.                    Schedule Effective Date.                     Schedule Effective Date.

    o Nursing Home Waiver(2):                   o Nursing Home Waiver(2):                    o Nursing Home Waiver(2):
      o The availability of waiver of the         o If transferring from Option                o If transferring from Option
        deferred sales charge under the             Package I, the waiting period under          Package I, the waiting period under
        Nursing Home Waiver will                    the Nursing Home Waiver will                 the Nursing Home Waiver will
        terminate on the new Schedule               begin to be measured from the new            begin to be measured from the new
        Effective Date.                             Schedule Effective Date.                     Schedule Effective Date.
                                                  o If transferring from Option                o If transferring from Option
                                                    Package III, the waiting period              Package II, the waiting period
                                                    under the Nursing Home                       under the Nursing Home
                                                    Waiver will have been                        Waiver will have been
                                                    satisfied on the new                         satisfied on the new Schedule
                                                    Schedule Effective Date.                     Effective Date.

    o Free Withdrawal Amount(3):                o Free Withdrawal Amount(3):                 o Free Withdrawal Amount(3):
      o If transferring From Option               o If transferring From Option                o The cumulative to 30% available
        Package III, any available free             Package III, any available free              free withdrawal amount will begin
        withdrawal amount in excess                 withdrawal amount in excess                  to be calculated as of the new
        of 10% will be lost as of the               of 10% will be lost as of the                Schedule Effective Date.
        new Schedule Effective Date.                new Schedule Effective Date.
----------------------------------------------------------------------------------------------------------------------------------

(1) See "Death Benefit During the Accumulation Period - Death Benefit Amount".
(2) See "Charges And Deductions - Nursing Home Waiver".
(3) See "Charges And Deductions - Free Withdrawals".

Only one Option Package may be in effect at any time.

                                 ANNUITY PERIOD
================================================================================

ANNUITY PERIOD ELECTIONS

You must notify us in writing of the date you want Annuity Payments to start (the "Annuity Date") and the Annuity Payout Option elected. Payments may not begin during the first Account Year, or, unless we consent, later than the later of (a) the first day of the month following the Annuitant's 85th birthday, or
(b) the tenth anniversary of the last Purchase Payment.

Annuity Payments will not begin until you have selected an Annuity Date and an Annuity Payout Option. Until a date and option are elected, the Account will continue in the Accumulation Period.

As of January 1, 1997, the Code generally requires that for Qualified Contracts, other than IRAs and for five-percent owners in other Qualified Contracts, minimum annual distributions of the Account Value begin by April 1st of the Account Year following the Account Year in which a participant attains age 70 1/2 or retires, whichever occurs later. For IRA depositors and for five-percent owners, minimum distributions must begin by April 1 of the Account Year following the Account Year in which the participant attains age 70-1/2 . In addition, distributions must be in a form and amount sufficient to satisfy the Code requirements. These requirements may be satisfied by the election of certain Annuity Payout Options or Systematic Distribution Options. (See "Tax Status.") For Nonqualified Contracts, failure to select an Annuity Payout Option and an Annuity Date, or postponement of the Annuity Date past the Annuitant's 85th birthday or tenth anniversary of your last Purchase Payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering such a course of action.

For Roth IRAs, the minimum distribution rules do not apply prior to your death. You are not required to begin taking minimum annual distributions by April 1 of the Account Year following the Account Year in which you attain age 70-1/2.
The general rule that Annuity Payments may not extend beyond your life/life expectancy or beyond the joint lives/joint life expectancies of you and your beneficiaries does not apply to a Roth IRA. The minimum distribution rules which apply to the beneficiary at your death and which are described in this Prospectus continue to apply. The rules differ depending on whether you die after distributions have begun.

At least 30 days prior to the Annuity Date, you must notify us in writing of the following:

(bullet) the date on which you would like Annuity Payments to begin;

(bullet) the Annuity Payout Option under which you want payments to be calculated and paid;

(bullet) whether the payments are to be made monthly, quarterly, semi-annually or annually; and

(bullet) the investment option(s) used to provide Annuity Payments (i.e., fixed
         Annuity Payments using the general account or variable Annuity
         Payments using any of the Subaccounts available on the Annuity Date, or a combination of the two).

Once Annuity Payments begin, the Annuity Payout Option may not be changed.

PARTIAL ANNUITIZATION

You may elect an Annuity Payout Option with respect to a portion of your Account Value, while leaving the remaining portion of your Account Value invested in the Accumulation Period. The Code and the regulations do not specifically address the tax treatment applicable to payments provided in this way. Whether such payments are taxable as Annuity Payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser if you are considering a partial annuitization of your Account.

ANNUITY PAYOUT OPTIONS

The Certificate Holder may choose one of the following Annuity Payout Options:


Nonlifetime Annuity Payout Option:

Nonlifetime Annuity - An option with Annuity Payments made for generally 5-30 years, as selected by the Certificate Holder. If this option is elected as variable Annuity Payments, the Certificate Holder may request that the present value of all or any portion of the remaining variable payments be paid in one sum. However, any lump-sum elected before three years of payments have been completed will be treated as a withdrawal during the Accumulation Period and any applicable deferred sales charge will be assessed. (See "Charges and Deductions--Deferred Sales Charge.") If the nonlifetime option is elected on a fixed basis, you cannot elect to receive a lump-sum payment.

Lifetime Annuity Payout Options:

     Option 1--Life Annuity--An option with Annuity Payments ending on the Annuitant's death.

     Option 2--Life Annuity with Guaranteed Payments--An option with Annuity Payments guaranteed for 5-30 years.

     Option 3--Life Annuity with Cash Refund Feature--An option with a cash refund feature. Payments are guaranteed for the amount applied to the Annuity Payout Option. If the Annuitant dies before the amount applied to the Annuity Payout Option (less any applicable premium tax) has been paid, any remaining balance will be paid in one sum to the Beneficiary. This option is available only for fixed Annuity Payments.

     Option 4--Life Annuity Based Upon the Lives of Two Annuitants--An option with Annuity Payments made during the lives of the primary Annuitant and a secondary Annuitant. The Certificate Holder selects Annuity Payments with 100%, 66% or 50% of the payment to continue after the first death, or Annuity Payments with 100% of the payment to continue at the death of the secondary Annuitant and 50% of the payment to continue at the death of the primary Annuitant.

     Option 5--Life Annuity Based Upon the Lives of Two Annuitants with Guaranteed Payments--An option with Annuity Payments made for a minimum of 5-30 years, with 100% of the payment to continue after the first death.

     Option 6--Life Annuity Based Upon the Lives of Two Annuitants with a Cash Refund Feature--An option with 100% of the payment to continue after the first death with a cash refund feature. Payments are guaranteed for the amount applied to the Annuity Payout Option. If both Annuitants die prior to the total payment of the amount applied to the Annuity Payout Option (less any premium tax), any remaining balance will be paid in one sum to the Beneficiary. This option is available only for fixed Annuity Payments and may not be available in all states.

If Option 1 or 4 is elected, it is possible that only one Annuity Payment will be made if the Annuitant under Option 1, or the surviving Annuitant under Option 4, should die prior to the due date of the second Annuity Payment. Once lifetime Annuity Payments begin, the Certificate Holder cannot elect to receive a lump-sum payment.

We may also offer additional Annuity Payout Options under your Contract from time to time. You can call the number listed in the "Inquiries" section of the Prospectus Summary to determine which options are available and the terms of such options. Additional or enhanced options may not be available to those already receiving Annuity Payments.

ANNUITY PAYMENTS

Date Payments Start. When payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95. For Qualified Contracts only, Annuity Payments may not extend beyond (a) the life of the Annuitant, (b) the joint lives of the Annuitant and Beneficiary, (c) a period certain greater than the Annuitant's life expectancy, or (d) a period certain greater than the joint life expectancies of the Annuitant and Beneficiary.

Amount of Each Annuity Payment. The amount of each payment depends on how you allocate your Account Value between fixed and variable payouts (some options require that all payments be made on a fixed basis). No election may be made that would result in the first Annuity Payment of less than $50, or total yearly Annuity Payments of less than $250 (less if required by state law). If the Account Value on the Annuity Date is insufficient to elect an option for the minimum amount specified, a lump-sum payment must be elected. We reserve the right to increase the minimum first Annuity Payment amount and the minimum annual Annuity Payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U), since July 1, 1993.

If Annuity Payments are to be made on a variable basis, the first and subsequent payments will vary depending on the assumed interest rate ("AIR") selected (3-1/2 % or 5% per annum). Selection of a 5% AIR causes a higher first payment, but Annuity Payments will increase thereafter only to the extent that the rate exceeds 5% on an annualized basis. Annuity Payments would decline if the rate were below 5%. Use of the 3-1/2% AIR causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the AIR. (See the Statement of Additional Information for further discussion on the impact of selecting an AIR.)

CHARGES DEDUCTED DURING THE ANNUITY PERIOD

We make a daily deduction for mortality and expense risks from any amounts held on a variable basis. Therefore, electing the nonlifetime option on a variable basis will result in a deduction being made even though we assume no mortality risk. We may also deduct a daily administrative charge from amounts held under the variable investment options. This charge, established when a variable Annuity Payout Option is elected, will not exceed 0.25% per year of amounts held on a variable basis. Once established, the charge will be effective during the entire Annuity Period. (See "Charges and Deductions.")

DEATH BENEFIT PAYABLE DURING THE ANNUITY PERIOD

The death benefit, if any, due when the Annuitant dies after Annuity Payments have begun, will depend on the terms of the Contract and the Annuity Payout Option selected. If Option 1 or Option 4 was elected, Annuity Payments will cease on the death of the Annuitant under Option 1 or the death of the surviving Annuitant under Option 4.

If lifetime Option 2 or Option 5 was elected and the death of the Annuitant under Option 2, or the surviving Annuitant under Option 5, occurs prior to the end of the guaranteed minimum payment period, we will continue payments to the Beneficiary unless the Beneficiary elects a lump sum, provided the Certificate Holder has not prohibited such an election in the Beneficiary designation.

If the nonlifetime option was elected, and the Annuitant dies before all payments are made, remaining payments will be paid to the Beneficiary unless the Beneficiary elects a lump sum, provided the Certificate Holder has not prohibited such an election in the Beneficiary designation.

When the Annuitant dies after Annuity Payments have begun and if there is a death benefit payable under the Annuity Payout Option elected, the remaining value must be distributed to the Beneficiary at least as rapidly as under the original method of distribution.

Any lump-sum payment paid under the applicable lifetime or nonlifetime Annuity Payout Options will be made within seven calendar days after acceptable proof of death, and a request for payment are received at our Home Office. The value of any death benefit proceeds will be determined as of the next Valuation Date after we receive acceptable proof of death and a request for payment. Under Options 2 and 5, such value will be reduced by any payments made after the date of death.


                                   TAX STATUS
================================================================================

INTRODUCTION

The following provides a general discussion and is not intended as tax advice. This discussion reflects the Company's understanding of current federal income tax law. Such laws may change in the future, and it is possible that any change could be retroactive (i.e., effective prior to the date of the change). In addition, this discussion does not cover the potential application of federal estate and gift tax laws, or state, local or any other tax law. The Company makes no guarantee regarding the tax treatment of any contract or transaction involving a Contract.

The Contract may be purchased on a non-tax qualified basis ("Nonqualified Contract") or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under Sections 403(b), 408(b) or 408A of the Code, ("Qualified Contracts"). The ultimate effect of federal income taxes on the amounts held under a Contract, on Annuity Payments, and on the economic benefit to the Group Contract Holder, Certificate Holder or Beneficiary may depend upon the tax status of the individual concerned. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Separate Account is not an entity separate from the Company, it will not be taxed separately as a "regulated investment company" under the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretation thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.


TAX STATUS OF THE CONTRACT

Diversification. Section 817(h) of the Code requires that with respect to Nonqualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the Funds' assets may be invested.

In addition, in certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In these circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of investment control over the assets. The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, a Certificate Holder has additional flexibility in allocating premium payments and account values. In addition, the number of funds provided under the Contract is significantly greater than the number of funds offered in contracts on which rulings have been issued. These differences could result in a Certificate Holder being treated as the owner of a pro rata portion of the assets of the Separate Account. The Company reserves the right to modify the Contract as necessary to attempt to prevent a Certificate Holder from being considered the owner of a pro rata share of the assets of the Separate Account.

Required Distributions--Nonqualified Contracts: In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires Nonqualified Contracts to provide that (a) if any Certificate Holder dies on or after the Annuity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution in effect at the time of the Certificate Holder's death, and (b) if any Certificate Holder dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Certificate Holder's death. These requirements will be considered satisfied as to any portion of a Certificate Holder's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Certificate Holder's death. The "designated beneficiary" refers to a natural person designated by the Certificate Holder as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of the deceased Certificate Holder, the Account may be continued with the surviving spouse as the new Certificate Holder. If the Certificate Holder is a non-natural person, the surviving spouse who is the "designated beneficiary" of the deceased Annuitant may continue the Account.

If the Certificate Holder is a natural person but not the Annuitant and the Annuitant dies, if the Beneficiary does not elect an Annuity Payout Option within 60 days of the date of death, the gain, if any, will be includible in the Beneficiary's income in the year the Annuitant dies.

The Nonqualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

The discussion under "Taxation of Annuities" below is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

Required Distributions--Qualified Contracts: The Code has required distribution rules for Section 403(b) Plans and IRAs. Other than for IRAs and for five-percent owners in other Qualified Contracts, distributions must generally begin by April 1 of the Account Year following the Account Year in which the participant attains age 70-1/2 or retires, whichever occurs later. For traditional IRA participants and for five-percent owners, minimum distributions must begin by April 1 of the Account Year following the Account Year in which the participant attains age 70-1/2. There is no required distribution date for participants in a Roth IRA. Under 403(b) plans, if the Company maintains separate records, distribution of amounts held as of December 31, 1986 must generally begin by the end of the Account Year in which the participant attains age 75 (or retires, whichever occurs later). However, special rules require that some or all of the balance be distributed earlier if any distributions are taken in excess of the minimum required amount.

To comply with these provisions, distributions must be in a form and amount sufficient to satisfy the minimum distribution and minimum distribution incidental death benefit rules specified in Section 401(a) (9) of the Code. In general, Annuity Payments from a traditional IRA must be distributed over the participant's life or the joint lives of the participant and beneficiary, or over a period not greater than the participant's life expectancy or the joint life expectancies of the participant and beneficiary.

If the participant dies on or after the required beginning date for minimum distributions, distributions to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the participant's death. However, if the required minimum distribution is calculated each year based on the participant's single life expectancy or the joint life expectancies of the participant and beneficiary, the regulations for Code Section 401(a)(9) provide specific rules for calculating the required minimum distributions at the participant's death. For example, if ECO was elected with the calculation based on the participant's single life expectancy, and the life expectancy is recalculated each year, the recalculated life expectancy becomes zero in the Account Year following the participant's death and the entire remaining interest must be distributed to the beneficiary by December 31 of the year following the participant's death. However, a spousal beneficiary has certain rollover rights which can only be exercised in the year of the participant's death. The rules are complex and the participant should consult a tax adviser before electing the method of calculation to satisfy the minimum distribution requirements.

If the participant dies before the required beginning date for minimum distributions, the entire interest must be distributed by December 31 of the Account Year containing the fifth anniversary of the date of the participant's death. Alternatively, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary, provided the distribution begins to a non-spouse beneficiary by December 31 of the Account Year following the Account Year of the participant's death. If payments are made to a spousal beneficiary, distributions must begin by the later of December 31 of the Account Year following the Account Year of the death or December 31 of the Account Year in which the participant would have attained age 70-1/2.

An exception applies for a spousal beneficiary under an IRA. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the Account as his or her own IRA and defer taking a distribution until his or her age 70-1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Account or fails to take a distribution within the required time period.

The minimum distribution rules also apply to beneficiaries under a Roth IRA and are based on whether the participant dies before or after distribution begins.

If the participant or beneficiary fails to take the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.


TAXATION OF ANNUITY CONTRACTS

In General: Section 72 of the Code governs taxation of annuities in general. The Company believes that a Certificate Holder under a Nonqualified Contract who is a natural person generally is not taxed on increases in the Account Value until distribution occurs by withdrawing all or part of such Account Value (e.g., withdrawals or Annuity Payments under the Annuity Payout Option elected). The taxable portion of a distribution (in the form of a single sum payment or an Annuity Payment) is taxable as ordinary income.

Non-Natural Holders of a Nonqualified Contract: If the Certificate Holder is not a natural person, a Nonqualified Contract is not treated as an annuity for income tax purposes and the "income on the contract" for the taxable year is currently taxable as ordinary income. "Income on the contract" is any increase over the year in the Withdrawal Value, adjusted for Purchase Payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to the rule and a non-natural person should consult with its tax adviser prior to purchasing this Contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of "income on the contract" for purposes of the unrelated business income tax. When the Certificate Holder is not a natural person, the Annuitant is considered the Certificate Holder for the purpose of meeting the required distribution-at-death rules. In addition, when the Certificate Holder is not a natural person, a change in Annuitant is treated as the death of the Certificate Holder.

The following discussion generally applies to Qualified Contracts or Nonqualified Contracts owned by a natural person.

Withdrawals: In the case of a withdrawal under a Qualified Contract, including withdrawals under SWO, ECO or LEO, the amount taxable is generally based on the ratio of the "investment in the contract" to Account Value. The "investment in the contract" generally equals the amount of any nondeductible Purchase Payments paid by or on behalf of any individual less any amount received previously which was excludable from gross income. For a Qualified Contract, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Contract.

With respect to Nonqualified Contracts, partial withdrawals, including withdrawals under SWO or LEO, are generally treated as taxable income to the extent that the Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. The Account Value immediately before a withdrawal may have to be increased by any positive market value adjustment
(MVA) that results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of MVAs in these circumstances, and a Certificate Holder should contact a competent tax advisor with respect to the potential tax consequences of any MVA that arises as a result of a partial withdrawal.

Full withdrawals of a Nonqualified Contract are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

Any "qualified" distribution from a Roth IRA is not includible in gross income. A "qualified" distribution is any distribution made after the participant attains age 59-1/2, or on account of the participant's death or disability, or for a qualified first-time home purchase. A distribution will not be treated as "qualified" if it is made within the 5-taxable year period beginning with the first taxable year for which a contribution was made. If a distribution is not "qualified", the accumulated earnings are includible in income. The 10% premature distribution penalty will apply to the taxable portion of the distribution unless one of the exceptions under the Code applies. (See "Penalty Tax" below.) A partial distribution will first be treated as a return of cost basis (i.e. aggregate amount of contributions.)

For Roth IRAs The minimum distribution rules do not apply prior to the participant's death. (See "Annuity Period" above.)

Annuity Payments: Although the tax consequences may vary depending on the Annuity Payment elected under the Contract, in general, only the portion of the Annuity Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity Payments is taxable. For variable Annuity Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Annuity Payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the expected number of payments as defined in Code Section 72 (d); however, the remainder of each Annuity Payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax advisor regarding deductibility of the unrecovered amount.

Penalty Tax: In the case of a distribution pursuant to a Nonqualified Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income.

In general, there is no penalty tax on distributions from a Nonqualified
Contract: (1) made on or after the date on which the taxpayer attains age 59-1/2; (2) made as a result of the death of the Certificate Holder; (3) attributable to the taxpayer's total and permanent disability; (4) received in substantially equal periodic payments (at least annually) over the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and a "designated beneficiary;" or (5) allocable to "investment in the contract" before August 14, 1982.

If a distribution is made from a Qualified Contract sold in conjunction with
Section 403(b) Plan, the penalty tax will not apply on distribution made when the participant (a) attains age 59-1/2 , (b) becomes permanently and totally disabled, (c) dies, (d) separates from service with the plan sponsor at or after age 55, (e) rolls over the distribution amount to another plan of the same type in accordance with the terms of the Code, or (f) takes the distributions in substantially equal periodic payments (at least annually) over his or her life or life expectancy or the joint lives or joint life expectancies of the participant and beneficiary, provided the participant has separated from service with the plan sponsor. In addition, the penalty tax does not apply for the amount of a distribution equal to unreimbursed medical expenses incurred by the participant that qualify for deduction as specified in the Code. The Code may impose other penalty taxes in other circumstances.

In general, except for (d), the same exceptions described in the preceding paragraph will apply to distributions made from an IRA, including a distribution from a Roth IRA that is not a "qualified distribution" or a rollover to a Roth IRA that is not a "qualified rollover" contribution. Beginning January 1, 1997, the penalty tax is also waived on distributions made from an IRA to pay for health insurance premiums for certain unemployed individuals. Beginning January 1, 1998, the penalty tax is waived if the amounts withdrawn are used for a qualified first-time home purchase or for higher education expenses.

Taxation of Death Benefit Proceeds: Amounts may be distributed from the Contract because of the death of a Certificate Holder or the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under an Annuity Payout Option, they are taxed in the same manner as Annuity Payments, as described above.

Special rules may apply on Nonqualified Contracts. See "Required Distributions - Nonqualified Contracts."

Transfers, Assignments or Exchanges of the Contract: A transfer of ownership of a Contract, the designation of an Annuitant, payee or other Beneficiary who is not also a Certificate Holder, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences. The assignment, pledge, or agreement to assign or pledge any portion of the Account Value generally will be treated as a distribution. The assignment or transfer of ownership of a Qualified Contract generally is not allowed. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Multiple Contracts: All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same owner during any Account Year are treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise.


CONTRACTS USED WITH CERTAIN RETIREMENT PLANS

Qualified Contracts in General: The Qualified Contract is designed for use as a Code Section 408(b) IRA or as a Contract used in connection with certain employer sponsored retirement plans. The tax rules applicable to participants and beneficiaries in Qualified Contracts are complex. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59-1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

The Company makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Participants and beneficiaries under Qualified Contracts may be subject to the terms and conditions of the retirement plans themselves, in addition to the terms and conditions of the Contract issued in connection with such plans. Some retirement plans are subject to distribution and other requirements that are not incorporated in the provisions of the Contracts. Purchasers are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable laws, and should consult their legal counsel and tax adviser regarding the suitability of the Contract.

Section 403(b) Plans. Section 403(b)(11) restricts the distribution under
Section 403(b) contracts of: (1) salary reduction contributions made after December 31, 1988; (2) earnings on those contributions; and (3) earnings during such period on amounts held as of December 31, 1988. Distribution of those amounts may only occur upon death of the participant, attainment of age 59-1/2, separation from service, total and permanent disability, or financial hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.


INDIVIDUAL RETIREMENT ANNUITIES AND SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional IRA, hereinafter referred to as an "IRA." Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) Plans and contribute to an IRA owned by the employee. Purchasers of a Qualified Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

Section 408A of the Code permits eligible individuals to contribute to a Roth IRA on an after-tax (non-deductible) basis.

Distributions from other types of qualified plans are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from an IRA, subject to ordinary income tax, or from another Roth IRA.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients may be provided the opportunity to elect not to have tax withheld from distributions; however, certain distributions from Section 403(b) tax-deferred annuities are subject to mandatory 20% federal income tax withholding. If the recipient is a non-resident alien, any withholding will be governed by Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status. We will report to the IRS the taxable portion of all distributions.


                                  MISCELLANEOUS
================================================================================

DISTRIBUTION

The Company will serve as the principal underwriter for the securities sold by this Prospectus. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As principal underwriter, the Company will contract with one or more registered broker-dealers, or with banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934 pursuant to legal and regulatory exceptions ("Distributors") to offer and sell the Contracts. The Company and one or more of its affiliates may also sell the Contracts directly. All individuals offering and selling the Contracts must either be registered representatives of a broker-dealer, or employees of a bank exempt from registration under the Securities Exchange Act of 1934, and must also be licensed as insurance agents to sell variable annuity contracts.

From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the Contracts, and may negotiate different commissions for these broker-dealers.

The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers or banks interested in acting as Distributors for the Company. These wholesalers may also provide training, marketing and other sales related functions for the Company and the Distributors and may provide certain administrative services to the Company in connection with the Contracts. The Company may pay such wholesalers compensation based on Purchase Payments for the Contracts purchased through Distributors selected by the wholesaler.

The Company may also designate third parties to provide services in connection with the Contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the Distributors with approved marketing material, prospectuses or other supplies. These parties will also receive payments based on Purchase Payments for their services, to the extent such payments are allowed by applicable securities laws. All costs and expenses related to these services will be paid by the Company.

Payment of Commissions. We pay Distributors and their Registered Representatives who sell the Contracts commissions and service fees. Distributors will be paid commissions up to an amount currently equal to 6.0% of Purchase Payments or as a combination of a certain percentage amount of purchase payments at time of sale and a trail commission as a percentage of assets. Under the latter arrangement, commission payments may exceed 6.0% of purchase payments over the life of the Contract. In limited circumstances, we also pay certain of these professionals compensation, overrides or reimbursement for expenses associated with the distribution of the Contract. At times the Company may offer certain distributors an enhanced commission for a limited period of time. In addition, some sales personnel may receive various types of non-cash compensation such as special sales incentives, including trips and educational and/or business seminars. Supervisory and other management personnel of the Company may receive compensation that will vary based on the relative profitability to the Company of the funding options you select. Funding options that invest in Funds advised by the Company or its affiliates are generally more profitable to the Company.

We pay these commissions, fees and related distribution expenses out of any deferred sales charges assessed or out of our general assets, including investment income and any profit from investment advisory fees and mortality and expense risk charges. No additional deductions or charges are imposed for commissions and related expenses.


DELAY OR SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of payment for any benefit or values (a) on any Valuation Date on which the New York Stock Exchange ("Exchange") is closed (other than customary weekend and holiday closings) or when trading on the Exchange is restricted; (b) when an emergency exists, as determined by the SEC, so that disposal of securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable for the Company fairly to determine the value of the Subaccount's assets; or (c) during such other periods as the SEC may by order permit for the protection of investors. The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.


PERFORMANCE REPORTING

From time to time, the Company may advertise different types of historical performance for the Subaccounts of the Separate Account. The Company may advertise the "standardized average annual total returns" of the Subaccounts, calculated in a manner prescribed by the SEC, as well as the "non-standardized returns." "Standardized average annual total returns" are computed according to a formula in which a hypothetical investment of $1,000 is applied to the Subaccount and then related to the ending redeemable values over the most recent one, five and ten-year periods (or since contributions were first received in the Fund under the Separate Account, if less than the full period). Standardized returns will reflect the reduction of all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative charge and any applicable deferred sales charge). "Non-standardized returns" will be calculated in a similar manner, except that non-standardized figures will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include performance from the Fund's inception date..

The Company may also advertise certain ratings, rankings or other information related to the Company, the Subaccounts or the Funds. Further details regarding performance reporting and advertising are described in the Statement of Additional Information.


VOTING RIGHTS

Each individual Certificate Holder or Group Contract Holder may direct us in the voting of shares at shareholders' meetings of the appropriate Funds(s). The number of votes to which each individual Certificate Holder or Group Contract Holder may give direction will be determined as of the record date. The number of votes each individual Certificate Holder or Group Contract Holder is entitled to direct with respect to a particular Fund during the Accumulation Period equals the portion of the Account Value(s) of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. During the Annuity Period, the number of votes is equal to the valuation reserve for the portion of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. In determining the number of votes, fractional votes will be recognized. Where the value of the Contract or valuation reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund.

If you are a Certificate Holder under a group Contract, you have a fully vested (100%) interest in the benefits provided to you under your Account. Therefore, you may instruct the Group Contract Holder how to direct the Company to cast the votes for the portion or the value of valuation reserve attributable to your Account. Votes attributable to those Certificate Holders who do not instruct the Group Contract Holder will be cast by the Company in the same proportion as votes for which instructions have been received by the Group Contract Holder. Votes attributable to individual Certificate Holders or Group Contract Holders who do not direct us will be cast by us in the same proportion as votes for which directions we have received.

You will receive a notice of each meeting of shareholders, together with any proxy solicitation materials, and a statement of the number of votes attributable to your Account.


MODIFICATION OF THE CONTRACT

The Company may change the Contract as required by federal or state law. In addition, the Company may, upon 30 days written notice to the Group Contract Holder, make other changes to group Contracts that would apply only to individuals who become Certificate Holders under that Contract after the effective date of such changes. If the Group Contract Holder does not agree to a change, the Company reserves the right to refuse to establish new Accounts under the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.


TRANSFERS OF OWNERSHIP; ASSIGNMENT

Assignments or transfers of ownership of a Qualified Contract generally are not allowed except as permitted under the Code, incident to a divorce. We will accept assignments or transfers of ownership of a Nonqualified Contract or a Qualified Contract where assignments or transfers of ownership are not prohibited, with proper notification. The date of any such transfer will be the date we receive the notification at our Home Office. (Refer to "Tax Status" for general tax information.) If you are contemplating a transfer of ownership or assignment you should consult a tax adviser due to the potential for tax liability.

No assignment of a Contract will be binding on us unless made in writing and sent to us at our Home Office. The Company will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If the Company fails to follow its procedures, it would be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the Certificate Holder and the interest of the Annuitant and any Beneficiary will be subject to the rights of any assignee of record.


INVOLUNTARY TERMINATIONS

We reserve the right to terminate any Account with a value of $2,500 or less immediately following a partial withdrawal (unless otherwise required by state law). However, an IRA may only be closed out when Purchase Payments have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days advance written notice. No deferred sales charge will be deducted for involuntary terminations. The Company does not intend to exercise this right in cases where the Account Value is reduced to $2,500 or less solely due to investment performance.


LEGAL MATTERS AND PROCEEDINGS

The Company knows of no material legal proceedings pending to which the Separate Account or the Company is a party or which would materially affect the Separate Account. The validity of the securities offered by this Prospectus has been passed upon by Counsel to the Company.

YEAR 2000

As a healthcare and financial services enterprise, Aetna Inc. (referred to collectively with its affiliates and subsidiaries as Aetna), is dependent on computer systems and applications to conduct its business. Aetna has developed and is currently executing a comprehensive risk-based plan designed to make its computer systems, applications and facilities Year 2000 ready. The plan covers four stages including (i) inventory, (ii) assessment, (iii) remediation and (iv) testing and certification. At year end 1997, Aetna , including the Company, had substantially completed the inventory and assessment stages. The remediation process is currently underway and targeted for completion by December 31, 1998. Testing and certification of these systems and applications are targeted for completion by mid-1999. The costs of these efforts will not affect the Separate Account.

The Company, its affiliates and the mutual funds that serve as investment options for the Separate Account also have relationships with investment advisers, broker dealers, transfer agents, custodians or other securities industry participants or other service providers that are not affiliated with Aetna. Aetna, including the Company, is initiating communication with its critical external relationships to determine the extent to which Aetna may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable Aetna and the Company will assess and attempt to mitigate their risks with respect to the failure of these parties' to be Year 2000 ready. There can be no assurance that failure of third parties to complete adequate preparations in a timely manner, and any resulting systems interruptions or other consequences, would not have an adverse effect, directly or indirectly, on the Separate Account, including, without limitation, its operation or the valuation of its assets and units.

                                 CONTENTS OF THE
                       STATEMENT OF ADDITIONAL INFORMATION
================================================================================

The Statement of Additional Information contains more specific information on the Separate Account and the Contract, as well as the financial statements of the Separate Account and the Company. A list of the contents of the SAI is set forth below:

         General Information and History
         Variable Annuity Account B
         Offering and Purchase of Contracts
         Performance Data
           General
           Average Annual Total Return Quotations
         Sales Material and Advertising
         Independent Auditors
         Financial Statements of the Separate Account
         Financial Statements of the Company

                                   APPENDIX A
                            ALIAC GUARANTEED ACCOUNT
================================================================================

The ALIAC Guaranteed Account (the "Guaranteed Account") is a credited interest option available during the Accumulation Period under the Contracts. This Appendix is a summary of the Guaranteed Account and is not intended to replace the Guaranteed Account prospectus. You should read the accompanying Guaranteed Account prospectus carefully before investing.

The Guaranteed Account is a credited interest option in which we guarantee stipulated rates of interest for stated periods of time on amounts directed to the Guaranteed Account. For guaranteed terms of one year or less, a guaranteed rate is credited for the full term. For guaranteed rates of greater than one year, the initial guaranteed rate is credited from the date of deposit to the end of a specified period within the guaranteed term. The interest rate stipulated is an annual effective yield; that is, it reflects a full year's interest. Interest is credited daily at a rate that will provide the guaranteed annual effective yield for one year. Guaranteed interest rates will never be less than an annual effective rate of 3%.

During a deposit period, amounts may be applied to any of the available guaranteed terms. A Guaranteed Term is the period of time specified by the Company for which a specific Guaranteed Rate or Rates are offered on amounts invested during a specific Deposit Period. Guaranteed Terms are made available by the Company subject to the Company's terms and conditions. See the prospectus for the Guaranteed Account for further details regarding Guaranteed Term. The Company may offer more than one Guaranteed Term of the same duration and credit one with a higher rate contingent upon use only with the Dollar Cost Averaging Program. If amounts are applied to a Guaranteed Term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another Guaranteed Term of the same duration and a market value adjustment ("MVA") will apply. The Company also reserves the right to limit the number of Guaranteed Terms or the availability of certain Guaranteed Terms. Purchase Payments received after the initial payment will be allocated in the same proportions as the last allocation, if no new allocation instructions are received with the Purchase Payment. If the same guaranteed term(s) are not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Except for transfers from an available Guaranteed Term subject to the Company's terms and conditions in connection with the Dollar Cost Averaging Program, withdrawals taken in connection with an Estate Conservation or Systematic Withdrawal distribution option, and, if approved by your state, withdrawals for minimum distributions required by the Code for which the deferred sales charge is waived, withdrawals or transfers from a guaranteed term before the guaranteed term matures may be subject to an MVA. An MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. When interest rates increase after the date of deposit, the value of the investment decreases, and the MVA is negative. Conversely, when interest rates decrease after the date of deposit, the value of the investment increases, and the MVA is positive. It is possible that a negative MVA could result in the Certificate Holder receiving an amount which is less than the amount paid into the Guaranteed Account.

For partial withdrawals during the Accumulation Period, amounts to be withdrawn from the Guaranteed Account will be withdrawn on a pro rata basis from each group of deposits having the same length of time until the Maturity Date ("Guaranteed Term Group"). Within a Guaranteed Term Group, the amount will be withdrawn first from the oldest Deposit Period, then from the next oldest, and so on until the amount requested is satisfied.

As a Guaranteed Term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new Guaranteed Term, (b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to a deferred sales charge. If no direction is received by the Company at its Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to the current deposit period for a similar length guaranteed term. If the same guaranteed term is no longer available the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows you to transfer without an MVA to available guaranteed terms of the current deposit period or to other available investment options, or surrender without an MVA (if applicable, a deferred sales charge is assessed on the surrendered amount). The provision is available only during the calendar month immediately following a guaranteed term maturity date and only applies to the first transaction regardless of the amount involved in the transaction.


MORTALITY AND EXPENSE RISK CHARGES

We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.


TRANSFERS

Amounts applied to a guaranteed term during a deposit period may not be transferred to any other funding option or to another guaranteed term during that deposit period or for 90 days after the close of that deposit period. This does not apply to (1) amounts transferred on the Maturity Date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the Maturity Date due to the election of an Annuity Payout Option; (3) amounts distributed under the Estate Conservation or Systematic Withdrawal Options; and (4) amounts transferred from an available Guaranteed Term in connection with the Dollar Cost Averaging Program. However, if the Certificate Holder discontinues the Dollar Cost Averaging Program and the amounts in it are transferred in accordance with the Company's terms and conditions governing Guaranteed Terms, an MVA will apply. Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Except for transactions described in items (1), (3) and (4) above, amounts withdrawn or transferred from the Guaranteed Account prior to the maturity date will be subject to an MVA. However, only a positive aggregate MVA will be applied to transfers made due to annuitization under one of the lifetime Annuity Payout Options described in item (2) above.

The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder presently is limited to 18. Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the Account.

By notifying us at least 30 days prior to the Annuity Date, you may elect a variable Annuity Payout Option and have amounts that have been accumulating under the Guaranteed Account transferred to one or more of the Subaccounts available during the Annuity Period. The Guaranteed Account cannot be used as an investment option during the Annuity Period. Transfers made due to the election of a lifetime Annuity Payout Option will be subject to only a positive aggregate MVA.

DEATH BENEFIT

Full and partial withdrawals and transfers made from the Guaranteed Account within six months after the date of the Annuitant's death will be the greater of:

(1) the aggregate MVA amount (i.e., the sum of all market value adjusted amounts calculated due to a withdrawal of amounts) which may be greater or less than the Account Value of those amounts; or

(2) the applicable portion of the Account Value attributable to the Guaranteed Account.

After the six-month period, the surrender or transfer amount will be adjusted for the aggregate MVA amount, which may be greater or less than the Account Value of those amounts.


DISTRIBUTION

The Company is the principal underwriter of the Contract. The Company is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.

From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the Contracts, and may negotiate different commissions for these broker-dealers.

                                   APPENDIX B
                                  FIXED ACCOUNT
================================================================================

The Fixed Account is an investment option available during the Accumulation Period under the Contracts. The following summarizes material information concerning the Fixed Account that is offered as an option under the Contract. Additional information may be found in your Contract. Amounts allocated to the Fixed Account are held in the Company's general account that supports insurance and annuity obligations. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Fixed Account

Amounts allocated to this option will earn the minimum guaranteed interest rate specified in the Contract. The Company may credit a higher interest rate from time to time. The Company's determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, the Company assumes the risk of investment gain or loss by guaranteeing Net Purchase Payment values and promising a minimum interest rate and Annuity Payment.

Amounts applied to the Fixed Account will earn the interest rate in effect when actually applied to the Fixed Account. The Fixed Account is only available in certain states. If a withdrawal is made from the Fixed Account, a deferred sales charge may apply. Amounts allocated to the Fixed Account will count as an option for purposes of the 18 investment option limit. (See "Investment Options.")

Dollar Cost Averaging

Amounts invested in the Fixed Account must be transferred into the other investment options available under the Contract over a period not to exceed 12 months under the Dollar Cost Averaging Program. In the event a Certificate Holder discontinues dollar cost averaging, the remaining balance amounts in the Fixed Account will be transferred into the money market Subaccount unless directed otherwise.

Mortality and Expense Risk Charges

The Fixed Account will reflect a compound interest rate credited by the Company. The interest rate quoted is an annual effective yield. The Company makes no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.

Transfers Among Investment Options

Transfers from the Fixed Account to any other available investment option under the Contract are allowed in each Account Year during the Accumulation Period. The amount which may be transferred may vary at the Company's discretion; however, it will never be less than 10% of the amount held under the Fixed Account. By giving notice to the Company at its Home Office at least 30 days before Annuity Payments begin, the Certificate Holder may elect to have amounts which have been accumulated under the Fixed Account transferred to one or more of the investment options available during the Annuity Period to provide variable Annuity Payments.

Under certain emergency conditions, we may defer payment of a Fixed Account withdrawal value (a) for a period of up to six months, or (b) as allow provided by federal law.



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                                   APPENDIX C
                         DESCRIPTION OF UNDERLYING FUNDS
================================================================================

The investment results of the Funds described below are likely to differ significantly and there is no assurance that any of the Funds will achieve their respective investment objectives. Except where otherwise noted, all of the Funds are diversified, as defined in the 1940 Act.

                             Aetna Balanced VP, Inc.
Investment Objective
Seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.

Policies
Assets are allocated among common and preferred stocks, bonds, U.S. Government securities and derivatives, and money market instruments. The Fund may also invest in when-issued or delayed-delivery securities. The Fund generally will maintain at least 25 percent of its total assets in fixed income securities.

Risks
There can be no assurance that the investment adviser will always allocate assets to the best performing sectors. The Fund's performance would suffer if a major proportion of its assets were allocated to stocks in a declining market or, similarly, if a major portion of its assets were allocated to bonds in a time of adverse interest rate movement. High -yield bonds involve additional investment risk. Foreign securities may involve certain additional risks. Such risks include: currency fluctuations and related currency conversion costs; less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign political and economic developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers.

Investment Adviser: Aeltus Investment Management, Inc.

                     Aetna Income Shares d/b/a Aetna Bond VP
Investment Objective
Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.

Policies
The Fund will invest at least 65 percent of its total assets in debt securities. It is anticipated that the portfolio's effective average maturity will normally be between three and ten years. The Fund will normally invest at least 70 percent of its assets in one or more of the following: a) debt securities or obligations that are rated at the time of purchase within the four highest categories assigned by Moody's Investors Service, Inc., Standard & Poor's Corporation, or other rating agencies, or, if not rated, that are considered by the investment adviser to be of comparable quality; b) securities of, or guaranteed by, the U.S. Government, its agencies or instrumentalities; c) marketable securities or obligations of, or guaranteed by, foreign governments;
d) commercial paper and other short-term investments having a maturity of less than one year that are considered by the investment adviser to be investment grade; and, e) cash or cash equivalents. May invest up to 30 percent of its total assets in high-yield bonds. May invest up to 25 percent of its total assets in foreign debt and/or equity securities.

Risks
The value of debt securities may be affected by changes in general interest rates. High-yield bonds tend to offer higher yields than investment-grade bonds, but additional risks are associated with them. Foreign securities may


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involve certain additional risks. Such risks include: currency fluctuations and related currency conversion costs; less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign political and economic developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers.

Investment Adviser: Aeltus Investment Management, Inc.

              Aetna Variable Fund d/b/a Aetna Growth and Income VP
Investment Objective
Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Policies
The Fund will invest principally in common stocks and securities convertible into common stock that the investment adviser believes have significant potential for capital appreciation and/or investment income. May invest up to 25 percent of its total assets in foreign equity securities. The Fund may invest in nonconvertible preferred stocks, debt securities, rights and warrants; the Fund may maintain a reserve of cash and high-grade, short-term debt securities and the Fund may purchase securities on a when-issued or delayed-delivery basis.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Foreign securities may involve certain additional risks. Such risks include: currency fluctuations and related currency conversion costs; less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign political and economic developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers.

Investment Adviser: Aeltus Investment Management, Inc.

             Aetna Variable Encore Fund d/b/a Aetna Money Market VP Investment Objective
Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments.

Policies
The Fund will Invest primarily in: a) money market instruments that have a maturity at the time of purchase, of 397 days or less (762 days or less for U.S. government securities), and b) debt securities with a longer maturity, if the Fund has the absolute right to sell such securities back to the issuer for at least the face amount of the debt obligation within 397 days after the date of purchase. At least 95 percent of total Fund assets are invested in high-quality securities (those receiving the highest credit rating by any two rating agencies or one if only one agency has rated the security). May invest up to 25 percent of its total assets in foreign securities.

Risks
Yield will fluctuate with interest rates. The Fund is neither insured nor guaranteed by the U.S. government. Foreign securities may involve certain additional risks. Such risks include: currency fluctuations and related currency conversion costs; less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign political and economic developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers.


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An investment in the Fund is neither insured nor guaranteed by the U.S.
Government.

Investment Adviser: Aeltus Investment Management, Inc.

                Aetna Variable Portfolios, Inc. - Aetna Growth VP
Investment Objective
Seeks growth of capital through investment in a diversified portfolio of common stocks and securities convertible into common stocks believed to offer growth potential.

Policies
Normally invests at least 65 percent of its total assets in common stocks that have significant potential for capital growth. May also invest in convertible and nonconvertible preferred stocks. May buy and sell put and call options, and stock index futures and options. May enter into repurchase agreements and invest up to 25 percent of its total assets in foreign securities. Will not invest more than 15 percent of the total value of its assets in high-yield bonds.

Risks
Equity securities are subject to a decline in the stock market or in the value of the company and preferred stocks have price risk and some interest rate and credit risk. Foreign investing involves certain additional risks not present in U.S. securities. Such risks may include: currency fluctuations and related currency conversion costs: less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign political and economic developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers. High-yield bonds may provide a higher return, but have added risk. Derivatives may experience greater price swings and may be less liquid than other securities.

Investment Adviser: Aeltus Investment Management, Inc.

         Aetna Variable Portfolios, Inc. - Aetna Index Plus Large Cap VP Investment Objective
Seeks to outperform the total return performance of publicly traded common stocks represented in the Standard & Poor's 500 Composite Stock Price Index (S&P
500).

Policies
The Portfolio attempts to be fully invested in common stocks and normally invests at least 90 percent of its assets in certain common stocks represented in the S&P 500. Portfolio managers will attempt to outperform the S&P 500 by creating a portfolio that has similar market risk characteristics to the S&P 500, but will use a disciplined quantitative analysis to identify those stocks having the greatest likelihood of either outperforming or underperforming the market.

Risks
Because the Portfolio invests in common stocks, it is subject to the possibility that common stock prices will decline over short or even extended periods. The U.S. stock market tends to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. There is no assurance that the Portfolio's objectives will be met.

Investment Adviser: Aeltus Investment Management, Inc.



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            Aetna Variable Portfolios, Inc. - Aetna International VP
Investment objective
Seeks long-term capital growth primarily though investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income.

Policies
Invests at least 65 percent of its total assets among securities principally traded in three or more countries outside of North America. The Portfolio will invest primarily in equity securities, including securities convertible into stocks. The Portfolio will invest in a broad spectrum of companies and industries. Further, from time to time, the Portfolio may hold up to 10 percent of its total assets in long-term debt securities with an S&P or Moody's rating of AA/Aa or above, or, if unrated, are considered by the investment adviser to be of comparable quality. Additionally, the Portfolio may invest in options, futures, enter into repurchase agreements and engage in currency hedging.

Risks
Equity securities are subject to a decline in the stock market or in the value of the company. Investments in foreign securities involve certain additional risks. Such risks may include: currency fluctuations and related currency conversion costs; less liquidity; price or income volatility; less government supervision and regulation of foreign stock exchanges, brokers and listed companies; adverse foreign economic and political developments; different accounting procedures and auditing standards; and less publicly available information about foreign issuers. Derivatives may experience greater price swings and may be less liquid than other securities.

Investment Adviser: Aeltus Investment Management, Inc.

        Aetna Variable Portfolios, Inc. - Aetna Real Estate Securities VP Investment Objective
Seeks maximum total return primarily through investment in a diversified portfolio of equity securities issued by real estate companies, the majority of which are real estate investment trusts (REITs).

Policies
Normally invests at least 65 percent of total assets in income-producing equity securities of publicly-traded companies "principally engaged" in the real estate industry, including those companies that, at the time of purchase, derive a significant proportion (at least 50 percent) of their revenues or profits from real estate operations or related services. The Portfolio may invest in convertible securities and preferred stock. Additionally, the Portfolio may invest in options and futures, enter into repurchase agreements, and invest up to 25 percent of its total assets in foreign securities. The Portfolio will not invest more than 15 percent of the total value of its assets in high-yield bonds.

Risks
There are a number of risk factors to be considered when investing in Real Estate Securities VP. Derivatives may experience greater price swings than other securities and may be less liquid than other securities. Risks involved in futures contracts include, but are not limited to: transactions to close out futures contracts may not be able to be effected at favorable prices; possible reduction in a fund's total return and yield; possible reduction the value of the futures instrument, and potential losses in excess of the amount invested in the futures contracts themselves. Writing call options involves the risk of not being able to effect closing transactions at favorable prices or to participate in the appreciation of the underlying securities. Purchasing put options involves the risk of losing the entire purchase price of the option. High-yield bonds have additional risks associated with them, including but not limited to: lack of liquidity; an unpredictable secondary market and a higher risk of default.


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Special consideration to an investment in real estate include those risks associated with the direct ownership of real estate: declines in the value of real estate, risks related to general and local economic conditions, over-building and increased competition, increases in property taxes and operating expenses, changes in zoning laws and other risks particular to this market. The value of securities of companies which service the real estate industry may also be affected by such risks.

Investment Adviser:  Aeltus Investment Management, Inc.

            Aetna Variable Portfolios, Inc. - Aetna Small Company VP
Investment Objective
Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

Policies
Normally invests at least 65 percent of its total assets in the common stock of companies with equity market capitalizations at the time of purchase of $1 billion or less. May also invest in convertible and nonconvertible preferred stock. The securities of small capitalization companies may be in an early developmental stage or older companies entering a new stage of growth due to management changes, new technology, products, or markets. Such companies may also be undervalued due to poor economic conditions, market decline, or actual or unanticipated unfavorable developments affecting the companies. May invest in lower-risk derivatives for hedging and other investment purposes.

Risks
Equity securities are subject to a decline in the stock market or in the value of the company. Although securities of small capitalization companies tend to offer greater potential for growth than securities of larger, more established issuers, there are additional risks associated with them. These include: limited marketability, more abrupt or erratic market movements than securities of larger capitalization companies, and less publicly available information about the issuer. These companies may also be dependent on relatively few products or services, have limited financial resources and lack of management depth, and may have less of a track record or historical pattern of performance. Derivatives may experience greater price swings and may be less liquid than other securities.

Investment Adviser: Aeltus Investment Management, Inc.

        AIM V.I. Capital Appreciation Fund ("Capital Appreciation Fund") Investment Objective

Policies

Risks

Investment Adviser: A.I.M. Advisors, Inc.

                         AIM Growth Fund ("Growth Fund")
Investment Objective

Policies

Risks

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Investment Adviser: A.I.M. Advisors, Inc.

                AIM Growth & Income Fund ("Growth & Income Fund")
Investment Objective

Policies

Risks

Investment Adviser: A.I.M. Advisors, Inc.

                          AIM Value Fund ("Value Fund")
Investment Objective

Policies

Risks

Investment Adviser: A.I.M. Advisors, Inc.

 Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio Investment Objective
Seeks reasonable income by investing primarily in income-producing equity securities. Also considers the potential for capital appreciation.

Policies
Seeks to achieve a yield that will beat that of the Standard & Poor's (S&P) 500 Index. The Portfolio normally invests at least 65 percent of its total assets in income-producing equity securities. The Portfolio has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds. Portfolio managers do not expect to invest in debt securities of companies that do not have proven earnings or credit.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. The value of bonds fluctuates based on changes in interest rates and in the credit quality of the issuer. Foreign securities, foreign currencies and securities issued by U.S. entities with substantial foreign operations may involve additional risks. These include political or economic risks, fluctuations in foreign currencies withholding or other taxes, operational risks, increased regulatory burdens, and less stringent investor protection and disclosure standards of foreign markets.

Investment Adviser: Fidelity Management & Research Company

  Fidelity Investments Variable Insurance Products Fund - High Income Portfolio Investment Objective
Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed income securities, while also considering growth of capital.

Policies
Invests primarily in all types of income-producing debt securities, preferred stocks, and convertible securities. The Portfolio normally invests at least 65 percent of its assets in these securities. If consistent with its


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investment objectives, the Portfolio may also invest in common stocks, other equity securities, and debt securities that are not currently paying interest but that are expected to do so in the future. The Portfolio manager focuses on assembling a portfolio of income-producing securities that it believes will provide the best tradeoff between risk and return within the range of securities that are eligible investments for the Portfolio. The Portfolio may invest up to 50 percent of its total assets in foreign securities.

Risks
Yield and share price change daily and are based on changes in interest rates, market conditions, other economic and political news, and on the quality and maturity of the Portfolio's investments. Lower quality debt securities (also known as "junk bonds") are considered to have speculative characteristics and involve greater risk of default or price changes. Foreign securities, foreign currencies and securities issued by U.S. entities with substantial foreign operations may involve additional risks. These include political or economic risks, fluctuations in foreign currencies, withholding or other taxes, operational risks, increased regulatory burdens, and less stringent investor protection and disclosure standards of foreign markets.

Investment Adviser: Fidelity Management & Research Company

 Fidelity Investments Variable Insurance Products Fund II - Contrafund Portfolio Investment Objective
Seeks maximum total return over the long term by investing mainly in securities of companies whose value the investment adviser believes is not fully recognized by the public.

Policies
Usually invests in common stock and securities convertible into common stock, but may invest in any type of security that may produce capital appreciation. Seeks companies that are: 1) unpopular, but that may improve due to developments such as a change in management, a new product line, or an improved balance sheet; or 2) recently popular, but temporarily out of favor due to short-term or one-time factors; or, undervalued compared to other companies in the same industry. May not invest more than 25 percent of its total assets in any one industry.

Risks
Stock values may fluctuate in response to the activities of an individual company or general market and economic conditions. The Portfolio's strategy can lead to investments in small- and medium-sized companies, which carry more risk than larger ones. Generally, such companies rely on limited product lines and markets, financial resources or other factors. This may make them more susceptible to downturns. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations may involve additional risks. These include political or economic risks, fluctuations in foreign currencies, withholding or other taxes, operational risks, increased regulatory burdens, and less stringent investor protection and disclosure standards of foreign markets. Seeks to manage risk by diversifying its holdings among many companies and industries.

Investment Adviser: Fidelity Management & Research Company

                Janus Aspen Series - Aggressive Growth Portfolio
Investment Objective
Seeks long-term growth of capital.

Policies
A nondiversified portfolio that invests primarily in common stocks of foreign and domestic companies selected for their growth potential. Normally invests at least 50 percent of its equity assets in securities issued by medium-sized companies - those whose market capitalizations fall within the range of companies in the Standard


                                       69
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and Poor's (S&P) Mid Cap 400 Index. May invest, to a lesser degree, in other types of securities including preferred stocks, warrants, convertible securities, and debt securities. May invest up to 35 percent of its net assets in high-yield/high-risk debt securities ("junk bonds"). May at times hold substantial positions in cash equivalents or interest-bearing securities.

Risks
Stock values may fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than other investment choices. Smaller or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative. Investments in foreign securities, including those of foreign governments, involve greater risks than investing in comparable domestic securities. These risks include currency, political, economic, regulatory, and market risk factors. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). Issuers of high-yield securities may not be as strong financially as those issuing bonds with higher credit ratings. They are more vulnerable to real or perceived economic changes, political changes or other adverse developments.

Investment Adviser: Janus Capital Corporation

                     Janus Aspen Series - Balanced Portfolio
Investment Objective
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Policies
Normally invests 40-60 percent of its assets in securities selected primarily for their growth potential and 40-60 percent of its assets in securities selected primarily for their income potential. Invests in common stocks of domestic and foreign companies. May invest to a lesser degree in other types of securities including preferred stocks, warrants, convertible securities, and debt securities when the portfolio manager perceives an opportunity for capital growth. Assets may shift between the growth and income components of the Portfolio based on the portfolio manager's analysis of relevant market financial and economic conditions. The portfolio manager generally takes a "bottom up" approach to building the Portfolio, seeking to identify individual companies with earnings growth potential that may not be recognized by the market at large.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Investments in foreign securities, including those of foreign governments, involve greater risks than investing in comparable domestic securities. These risks include currency, political, economic, regulatory and market risk factors. Risk is reduced through diversification. Investment Adviser: Janus Capital Corporation

                      Janus Aspen Series - Growth Portfolio
Investment Objective
Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Policies
Invests in common stocks of companies of any size, although it generally invests in larger, more established issuers. Invests primarily in stocks of domestic and foreign companies selected for their growth potential. May at times hold substantial positions in cash equivalents or interest bearing securities. May invest to a lesser degree in other types of securities including preferred stocks, warrants, convertible securities, and debt securities when


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its portfolio manager perceives an opportunity for capital growth. Using a
"bottom up" approach to building the Portfolio, the portfolio manager seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large. Securities are generally selected without regard to any defined industry sector. Securities are selected solely for their capital growth potential; investment income is not a consideration.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than other investment choices. Smaller or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative. Investments in foreign securities, including those of foreign governments, involve greater risks than investing in comparable domestic securities. These risks include currency, political, economic, regulatory and market risk factors. Risk is reduced through diversification.

Investment Adviser: Janus Capital Corporation

                 Janus Aspen Series - Worldwide Growth Portfolio
Investment Objective
Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Policies
A diversified portfolio that invests primarily in common stocks of foreign and domestic issuers. Invests worldwide in companies and organizations of any size, regardless of country of organization or place of principal business activity. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. May hold substantial positions in cash equivalents or interest-bearing securities. May invest to a lesser degree in other types of securities, including preferred stocks, warrants, convertible securities, and debt securities, when the portfolio manager perceives an opportunity for growth. May invest up to 35 percent of net assets in high-yield/high-risk securities (also called "junk bonds"). May invest without limit in foreign equity and debt securities.

Risks
Stock values may fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than other investment choices. Investment in foreign securities, including those of foreign governments, involve greater risks than investing in comparable domestic securities. These include currency, political, economic, regulatory and market risk factors. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). Issuers of high-yield securities may not be as strong financially as those issuing bonds with higher credit ratings. They are more vulnerable to real or perceived economic changes, political changes or other adverse developments.

Investment Adviser: Janus Capital Corporation

                             MFS Total Return Series
Investment Objective
Seeks to provide above average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide a reasonable opportunity for growth of capital and income.




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Policies
Under normal market conditions, at least 25 percent of the Series' assets will be invested in fixed income securities, and at least 40 percent (but no more than 75 percent) of the Series' assets will be invested in equity securities. The Series invests in a broad list of securities, including short-term obligations. The list may be diversified not only by companies and industries, but also by type of security. May vary the percentage of assets invested in any one type of security depending on the Adviser's interpretation of economic and money market conditions, fiscal and monetary policy, and underlying security values. The Series debt investment may consist of both investment grade securities and securities that are lower rated or unrated categories (commonly known as "junk bonds"). May hold up to 20 percent of its assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Risks
Investing in the securities of foreign issuers generally involves risks not ordinarily associated with investing in securities of domestic issuers. These include changes in currency rates, exchange control regulations, governmental administration or economic or monetary policy (in the U.S. or abroad), or circumstances in dealing between nations. Other considerations include limited information about foreign issuers, higher brokerage costs, different accounting standards, and thinner trading markets.

Investment Adviser: Massachusetts Financial Services Company ("MFS")

                       Oppenheimer Aggressive Growth Fund
Investment Objective
Seeks to achieve capital appreciation by investing in "growth-type" companies.

Policies
"Growth-type" companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services, or markets and normally retain a relatively larger portion of their earnings for research, development, and investment in capital assets. The Fund will invest no more than 25 percent of its total assets in foreign securities or in government securities of any foreign country or in obligations of foreign banks.

Risks
Stock prices will fluctuate. Additional risk is present in growth-type investments since the price of the security may decline if the anticipated development fails to occur. Investing in small, unseasoned companies (those that have been in operation for less than three years, counting the operations of any predecessors) may have limited liquidity, and the prices of these securities may be volatile. Foreign securities markets may be less liquid and more volatile than markets in the U.S. Risks of foreign securities may include foreign withholding taxation, changes in currency, less publicly available information, and differences between domestic and foreign legal, auditing, brokerage and economic standards.

Investment Adviser: OppenheimerFunds, Inc.

                        Oppenheimer Growth & Income Fund
Investment Objective
Seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Policies
Invests primarily in equity and debt securities and focuses on all market capitalization including small to medium capitalization companies. Equity investments include common stocks, preferred stocks, convertible securities,


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and warrants. Debt securities include bonds, participation interests, asset-backed securities, private label mortgage backed securities and collateralized mortgage obligations (CMOs), zero coupon securities, and U.S. Government obligations. The proportion of equity and fixed income investments will vary based upon the manager's evaluation of economic and market trends and perceived relative total anticipated return from such types of investments. There is no minimum or maximum percentage of assets that may, at any given time, be invested in either type of investment. The Fund may invest in foreign securities without limit.

Risks
Changes in overall market movements or interest rates, or factors affecting a particular industry or issuer can affect the value of the Fund's investments and their price per share. Equity investments are generally subject to a number of risks, including the risk that values will fluctuate as a result of changing expectations for the economy and individual issuers; stocks with small- to medium-size capitalization may fluctuate more than large capitalization stocks. Foreign investments are subject to the risk of adverse currency fluctuation and additional risks and expenses in comparison to U.S. investments.

Investment Adviser: OppenheimerFunds, Inc.

                         Oppenheimer Strategic Bond Fund
Investment Objective
Seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

Policies
Invests principally in lower-rated, high-yield domestic debt securities (commonly shown as "junk bonds"), U.S. Government securities, and foreign government and corporate debt securities. Under normal circumstances, the Fund's assets will be invested in each of these three sectors. However, Strategic Bond Fund may occasionally invest up to 100 percent of its total assets in any one sector, if, in the manager's judgment, the Fund has the opportunity to seek a high level of current income without undue risk to principal. Accordingly, the Fund's investments should be considered speculative. Distributable income will fluctuate as the Fund's assets are shifted among the three sectors.

Risks
The higher yields and income sought by Strategic Bond Fund are generally associated with securities in the lower-rating categories of the established rating services. Such securities are considered speculative and involve greater risk than lower-yielding, higher-rated fixed income securities, while providing higher yields than such securities. Lower-rated securities may be less liquid, and significant losses could be experienced if a substantial number of other holders of such securities decide to sell at the same time. Issuers of lower-rated or unrated securities are generally not as financially secure or creditworthy as issuers of higher-rated securities.

Investment Adviser: OppenheimerFunds, Inc.

               Portfolio Partners MFS Emerging Equities Portfolio
Investment Objective
Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective.

Policies
Normally invests at least 80 percent of its assets in common stocks of companies the subadviser believes are in an early phase of their life cycle, but that have the potential to become major enterprises. Such companies would be expected to show earnings growth over time well above the growth rate of the overall economy and inflation and have the products, technologies, management and market and other opportunities usually necessary to become more widely recognized as growth companies. Emerging growth companies can be of any size. The Portfolio may invest in larger or more established companies whose rates of earnings growth are expected to accelerate because of special factors or basic changes in the economic environment. Up to 25 percent of the Portfolio's net assets may be invested in foreign issuers.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Such companies may have limited product lines, markets or financial resources and they may be dependent on one person's management. In addition, there may be less research available on many promising small- and medium-sized emerging growth companies, making it more difficult to find and analyze these companies. The securities of these companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Foreign investing involves risks that are different in some respects from investments in the securities of U.S. issuers. Risks include less availability of information about issuers or foreign markets, economic and political volatility, and price, interest rate and currency risk.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

                Portfolio Partners MFS Research Growth Portfolio
Investment Objective
Seeks long-term growth of capital and future income.

Policies
Invests at least 65 percent of its total assets in common stocks, or securities convertible into common stocks, of companies believed to possess better than average prospects for long-term growth. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The Portfolio may invest up to 20 percent of its net assets in foreign securities, including emerging market securities.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Investing in securities of foreign issuers generally involves risks not ordinarily associated with investing in securities of domestic issuers. These include less availability of information about issuers or foreign markets, economic and political volatility, and price, interest rate and currency risk.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

                  Portfolio Partners MFS Value Equity Portfolio
Investment Objectives
Seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolio's objective of capital appreciation.

Policies
While the Portfolio's policy is to invest at least 65 percent of its total assets in common stocks, it may seek appreciation other types of securities (such as fixed-income, convertible bonds, convertible preferred stocks and warrants) when relative values make such purchases appear attractive, either as individual issues or as types of securities in certain economic environments. The Portfolio may invest in high-yield fixed-income (below investment grade), but will invest no more than 25 percent of its net assets in these securities. The Portfolio may also invest up to 50 percent (but generally expects to invest not more than 25 percent) of its net assets in foreign securities.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than other investment choices. Lower-rated bonds have speculated characteristics. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than in the case of higher-grade securities. Investing in securities of foreign issuers generally involves risks not ordinarily associated with investing in securities of domestic issuers. These include less availability of information about issuers or foreign markets, economic and political volatility, and price, interest rate and currency risk.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

            Portfolio Partners Scudder International Growth Portfolio Investment Objective
Seeks long-term growth of capital primarily through a diversified portfolio of marketable foreign equity investments.

Policies
Invests in companies, wherever organized, that do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries. Does not intend to concentrate investments in any particular industry. Invests primarily in equity securities of established companies, listed on foreign exchanges, that the subadviser believes have favorable characteristics. Although the Portfolio will consist primarily of equity securities, it may also invest in fixed-income securities of foreign governments and companies.

Risks
Share prices will fluctuate in response to the activities of an individual company or in response to general market and economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than other investment choices. Investing in foreign securities may involve a greater degree of risk than investing in domestic securities. Additional risk factors include the possibility of exchange rate fluctuations, less publicly available information, more volatile markets, less securities regulation and less favorable tax provisions.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Scudder Kemper Investments, Inc.

--------------------------------------------------------------------------------
                           VARIABLE ANNUITY ACCOUNT B
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY
--------------------------------------------------------------------------------

           Statement of Additional Information dated September , 1998

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for Variable Annuity Account B (the "Separate Account") dated September , 1998.

A free Prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:


                    Aetna Life Insurance and Annuity Company
                                Customer Service
                              151 Farmington Avenue
                           Hartford, Connecticut 06156
                                 1-800-531-4547


Read the Prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.



                                TABLE OF CONTENTS

                                                                         Page
General Information and History..........................................  2
Variable Annuity Account B...............................................  2
Offering and Purchase of Contracts.......................................  4
Performance Data.........................................................  4
      General............................................................  4
      Average Annual Total Return Quotations.............................  5
Annuity Payments......................................................... 12
Sales Material and Advertising........................................... 13
Independent Auditors..................................................... 13
Financial Statements of the Separate Account............................. S-1
Financial Statements of the Company...................................... F-1

                         GENERAL INFORMATION AND HISTORY

Aetna Life Insurance and Annuity Company (the "Company") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 1997, the Company had $40.7 billion invested through its products, including $22.3 billion in its separate accounts (of which the Company, or an affiliate oversees the management of $17.6 billion) and $1.3 billion in its mutual funds offered outside of its separate accounts. The Company is ranked among the top 2% of all U.S. life insurance companies based on assets as of December 31, 1996. The Company is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is in turn a wholly owned subsidiary of Aetna Retirement Services, Inc., and an indirect wholly owned subsidiary of Aetna Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the principal underwriter and the depositor for the Separate Account, the Company is also a registered investment adviser under the Investment Advisers Act of 1940, and a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment advice to several of the registered management investment companies offered as variable investment options under the Contracts funded by the Separate Account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charges and administrative charge described in the Prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. See "Charges and Deductions" in the Prospectus. The Company receives reimbursement for certain administrative costs from some advisers of the Funds used as funding options under the Contract. These fees generally range up to 0.25%.

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

                           VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B (the "Separate Account") is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase Payments made under the Contract may be allocated to one or more of the Subaccounts. Each Subaccount invests in the shares of only one of the Funds listed below. The Company may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under all Contracts.

The Funds currently available under the "________________" Contract are as follows:



(bullet) Aetna Balanced VP, Inc.                                     (bullet) Janus Aspen Aggressive Growth Portfolio
(bullet) Aetna Income Shares d/b/a Aetna Bond VP                     (bullet) Janus Aspen Balanced Portfolio
(bullet) Aetna Growth VP                                             (bullet) Janus Aspen Growth Portfolio
(bullet) Aetna Variable Fund d/b/a Aetna Growth and Income VP        (bullet) Janus Aspen Worldwide Growth Portfolio
(bullet) Aetna Index Plus Large Cap VP                               (bullet) MFS Total Return Series
(bullet) Aetna International VP                                      (bullet) Oppenheimer Aggressive Growth Fund
(bullet) Aetna Variable Encore Fund d/b/a Aetna Money Market VP      (bullet) Oppenheimer Growth & Income Fund
(bullet) Aetna Real Estate Securities VP                             (bullet) Oppenheimer Strategic Bond Fund
(bullet) Aetna Small Company VP                                      (bullet) Portfolio Partners MFS Emerging Equities Portfolio
(bullet) AIM V.I. Capital Appreciation Fund
(bullet) AIM V.I. Growth Fund
(bullet) AIM V.I. Growth & Income Fund                               (bullet) Portfolio Partners MFS Research Growth Portfolio
(bullet) AIM V.I. Value Fund                                         (bullet) Portfolio Partners MFS Value Equity Portfolio
(bullet) Fidelity VIP Equity-Income Portfolio                        (bullet) Portfolio Partners Scudder International Growth
(bullet) Fidelity VIP High Income Portfolio                                   Portfolio
(bullet) Fidelity VIP II Contrafund Portfolio



Complete descriptions of each of the Funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the Funds.

                       OFFERING AND PURCHASE OF CONTRACTS

The Company is both the depositor and the principal underwriter for the securities sold by the Prospectus. The Company offers the Contracts through life insurance agents licensed to sell variable annuities who are Registered Representatives as defined in the Prospectus. The offering of the Contracts is continuous. A description of the manner in which Contracts are purchased may be found in the Prospectus under the sections titled "Purchase" and "Contract Valuation."

                                PERFORMANCE DATA
GENERAL

From time to time, the Company may advertise different types of historical performance for the Subaccounts of the Separate Account available under the Contracts. The Company may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized return"), as well as "non-standardized returns," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial Purchase Payment of $1,000 is applied to the various Subaccounts under the Contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the Fund since the date contributions were first received in the Fund under the Separate Account and then adjust them to reflect the deduction of the maximum recurring charges under the Contracts during each period (i.e., Option Package III:1.25% mortality and expense risk charge, $30.00 maintenance fee, 0.15% administrative charge, and deferred sales charge of 7% of Purchase Payments grading down to 0% after 7 years). These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the average account size under the Contracts described in the Prospectus. The total return figures shown below will be lower than the standardized figures for Option Packages I and II because of the lower mortality and expense risk charge under those Option Packages (0.80% and 1.10% respectively). The Company may also advertise standardized returns and non-standardized returns using the fees and charges applicable to Option Package I and II.

The total return figures shown below may be different from the actual historical total return under your Contract because for periods prior to 1994, the Subaccount's investment performance reflected the investment performance of the underlying Fund plus any cash held by the Subaccount.

The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the Fund's inception date and/or the date contributions were first received in the Fund under the Separate Account.

Investment results of the Subaccounts will fluctuate over time, and any presentation of the Subaccounts' total return quotations for any prior period should not be considered as a representation of how the Subaccounts will perform in any future period. Additionally, the Account Value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

The tables below reflect the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 1997 for the variable investment options under the Contracts issued by the Company. These returns reflect the maximum charges under the Contract (i.e. Option Package III) as described under "General" above; the Company may also advertise returns based on lower charges that may apply to particular Contracts under Option Packages I and II.

For the Subaccounts funded by the Portfolio Partners portfolios, two sets of performance returns are shown for each Subaccount: one showing performance based solely on the performance of the Portfolio Partners portfolio from November 28, 1997, the date the Portfolio commenced operations; and one quotation based on
(a) performance through November 26, 1997 of the fund it replaced under many Company contracts and; (b) after November 26, 1997, based on the performance of the Portfolio Partners portfolio.

For those Subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception." For standardized performance, the "Since Inception" column shows the average annual return since the date contributions were first received in the Fund under the Separate Account. For non-standardized performance, the "Since Inception" column shows average annual total return since the Fund's inception date.

                                     TABLE A

                                                                     --------------------------------------------------------------
                                                                                                                        Date
                                                                                                                   Contributions
                                                                                   STANDARDIZED                    First Received
                                                                                                                     Under the
                                                                                                                  Separate Account
------------------------------------------------------------------------------------------------------------------------------------
                             SUBACCOUNT                                1 Year      5 Year      10 Year    Inception*
------------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                                14.60%      12.42%                   11.05%        06/30/89
------------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(1)                                                        0.51%       4.85%       7.68%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                                                             10.54%        05/30/97
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(1)                                          21.95%      15.69%      14.99%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                          25.92%                               26.87%        10/31/96
------------------------------------------------------------------------------------------------------------------------------------
Aetna International VP
------------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)(2)                                            (2.29%)      2.71%       4.45%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP
------------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                                                                      12.09%        05/30/97
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth & Income Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                                   20.18%                               22.66%        12/30/94
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio                                      9.81%                               12.49%        06/30/95
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                                   16.24%                               19.87%        06/30/95
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                                 4.85%                               11.50%        10/31/94
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                         14.22%                               17.96%        01/31/95
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                           14.86%                               18.30%        07/29/94
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                                 14.27%                               25.63%        04/28/95
------------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                                                13.42%                               14.43%        05/31/96
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund                                                                           2.03%        05/30/97
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Growth & Income Fund                                                                            10.25%        05/30/97
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund                                                                             (2.07%)       05/30/97
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Emerging Equities Portfolio                                                          (8.19%)       11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/Portfolio Partners MFS Emerging Equities(3)    1.43%                                9.49%        09/30/93
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Research Growth Portfolio                                                            (8.83%)       11/28/97
------------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/Portfolio Partners MFS
  Research Growth(3)                                                  (10.67%)      3.73%                    5.37%        08/31/92
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Value Equity Portfolio                                                               (5.69%)       11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Growth/Portfolio Partners MFS Value Equity(3)   18.43%      10.97%                   11.16%        11/30/92
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners Scudder International Growth Portfolio                                                   (5.87%)       11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Scudder International Portfolio Class A/Portfolio Partners Scudder
  International Growth(3)                                               1.20%      11.67%                    9.75%        08/31/92
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

* Reflects performance from the date contributions were first received in the Fund under the Separate Account.

(1) These Funds have been available through the Separate Account for more than ten years.

(2) The current yield for the Subaccount for the 7-day period ended December 31, 1997 (on an annualized basis) was 4.061%. The current yield reflects the deduction of all charges under the Contract that are deducted from the total return quotations shown above except the maximum 7% deferred sales charge.

(3) The Fund first listed was replaced with the applicable Portfolio Partners Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced Fund until November 26, 1997, and the performance of the applicable Portfolio Partners Portfolio after that date. The replaced Fund may not have been available under all Contracts. The "Date Contributions First Received Under Separate Account" refers to the applicable date for the replaced Fund.

                                                                     ---------------------------------------------------------------
                                                                                                                             Fund
                                                                                        NON-STANDARDIZED                   Inception
                                                                                                                             Date
------------------------------------------------------------------------------------------------------------------------------------
                             SUBACCOUNT                                1 Year    3 Years    5 Years   10 Years  Inception**
------------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                                20.75%     19.81%    12.82%                 10.93%   04/03/89
------------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(1)                                                       6.77%      8.32%      5.42%     7.68%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                        31.13%                                      31.13%   12/13/96
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(1)                                          28.05%     27.01%    16.04%    14.99%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                          32.00%                                      32.76%   09/16/96
------------------------------------------------------------------------------------------------------------------------------------
Aetna International VP
------------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)(2)                                            3.98%      4.13%      3.34%     4.45%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP
------------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                                 32.59%                                      33.01%   12/27/96
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth & Income Fund
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(1)                                26.30%     23.75%    18.47%    15.08%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio(1)                                  16.00%     15.78%    12.30%    11.22%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                                   22.39%                                      26.39%   01/03/95
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                                11.07%     14.10%                           17.54%   09/13/93
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                         20.37%     19.26%                           14.66%   09/13/93
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                           21.01%     21.95%                           16.01%   09/13/93
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                                 20.43%     24.37%                           21.19%   09/13/93
------------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                                                19.58%                                      19.24%   01/03/95
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund                                     10.09%     19.46%    14.28%    14.45%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Growth & Income Fund                                       30.61%                                      35.28%   07/05/95
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund                                        7.17%      10.41%                           6.11%    05/03/93
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Emerging Equities Portfolio                                                                (1.27%)   11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/Portfolio Partners MFS Emerging Equities(3)   7.68%      16.31%    10.62%                 17.31%   09/21/88
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Research Growth Portfolio                                                                  (1.96%)   11/28/97
------------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/Portfolio Partners MFS
  Research Growth(3)                                                  (4.34%)     5.26%      4.32%     7.19%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Value Equity Portfolio                                                                      1.41%    11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Growth/Portfolio Partners MFS Value Equity(3)   24.56%     20.28%    11.41%    13.03%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners Scudder International Growth Portfolio                                                          1.22%    11/28/97
------------------------------------------------------------------------------------------------------------------------------------
Scudder International Portfolio Class A/Portfolio Partners Scudder
  International Growth(3)                                              7.44%      10.02%    12.09%    10.21%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

** Reflects performance from the Fund's inception date.

(1) These Funds have been in operation for more than ten years.

(2) The current yield for the Subaccount for the 7-day period ended December 31, 1997 (on an annualized basis) was 4.061%. The current yield reflects the deduction of all charges under the Contract that are deducted from the total return quotations shown above. As in the table above, the maximum 7% deferred sales charge is not reflected.

(3) The Fund first listed was replaced with the applicable Portfolio Partners Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced Fund until November 26, 1997, and the performance of the applicable Portfolio Partners Portfolio after that date. The replaced Fund may not have been available under all Contracts. The "Fund Inception Date" refers to the applicable date for the replaced Fund. If no date is shown, the replaced Fund has been in operation for more than ten years.

                                ANNUITY PAYMENTS

When Annuity payments are to begin, the value of the Account is determined using Accumulation Unit values as of the tenth Valuation Date before the first Annuity payment is due. Such value (less any applicable premium tax) is applied to provide an Annuity in accordance with the Annuity and investment options elected.

The Annuity option tables found in the Contract show, for each form of Annuity, the amount of the first Annuity payment for each $1,000 of value applied. Thereafter, variable Annuity payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate ("AIR") selected (3.5% or 5% per annum). Selection of a 5% AIR causes a higher first payment, but Annuity payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Annuity payments would decline if the rate failed to increase by 5%. Use of the 3.5% AIR causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the AIR.

When the Annuity Period begins, the Annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first Annuity payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one Valuation Date to the next; such fluctuations reflect changes in the net investment factor for the appropriate Subaccount(s) (with a ten Valuation Date lag which gives the Company time to process Annuity payments) and a mathematical adjustment which offsets the AIR of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the Annuity Period.

EXAMPLE:
Assume that, at the date Annuity payments are to begin, there are 3,000 Accumulation Units credited under a particular Account and that the value of an Accumulation Unit for the tenth Valuation Date prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the Annuity table in the Contract provides, for the option elected, a first monthly variable Annuity payment of $6.68 per $1000 of value applied; the Annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit for the Valuation Date on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate Subaccount is
1.0015000 as of the tenth Valuation Date preceding the due date of the second monthly payment, multiplying this factor by .9999058* (to neutralize the AIR of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.0014057. This is then multiplied by the Annuity Unit value for the prior Valuation Date (assume such value to be $13.504376) to produce an Annuity Unit value of $13.523359 for the Valuation Date on which the second payment is due.

The second monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.523359, which produces a payment of $276.07.

*If an AIR of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

The Company may include hypothetical illustrations in its sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. The Company may also discuss the difference between variable annuity contracts and other types of savings or investment products, including, but not limited to, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in Accumulation Unit values for any of the Subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the Subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life Subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the Contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds, reduced by applicable charges under the Separate Account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, including, but not limited to The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

The Company may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective Certificate Holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the Contracts and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and review of filings made with the SEC.

Form No. SAI.34370-98                                         ALIAC Ed. May 1998

                           VARIABLE ANNUITY ACCOUNT B
                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
   (a) Financial Statements:
       (1)   Part A:
             Condensed Financial Information, not available
       (2)   Included in Part B:
             Financial Statements of Variable Annuity Account B:
             -   Statement of Assets and Liabilities as of December 31, 1997
             - Statements of Operations and Changes in Net Assets for the years ended December 31, 1997 and 1996
             -   Notes to Financial Statements
             -   Independent Auditors' Report
             Financial Statements of the Depositor:
             -   Independent Auditors' Report
             -   Consolidated Statements of Income for the years ended
                 December 31, 1997, 1996 and 1995
             -   Consolidated Balance Sheets as of December 31, 1997 and 1996
             - Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 1997, 1996 and 1995
             - Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995
             -   Notes to Consolidated Financial Statements

   (b) Exhibits
       (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B(1)
       (2)   Not applicable
       (3.1) Broker-Dealer Agreement
       (3.2) Alternative Form of Wholesaling Agreement and Related Selling
             Agreement(2)
       (4.1) Variable Annuity Contract (GM-VA-98)
       (4.2) Variable Annuity Contract Certificate (GMC-VA-98)
       (5)   Variable  Annuity Contract Application*
       (6.1) Certificate of  Incorporation of Aetna Life Insurance and Annuity
             Company(3)
       (6.2) Amendment of Certificate of Incorporation of Aetna Life Insurance
             and Annuity Company(4)
       (6.3) By-Laws as amended September 17, 1997 of Aetna Life Insurance and
             Annuity Company(5)
       (7)   Not applicable
       (8.1) Form of Fund Participation Agreement between Aetna Life Insurance and Annuity Company and AIM


*To be filed by amendment.

      (8.2) Form of Service Agreement between Aetna Life Insurance and Annuity Company and AIM
      (8.3) Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc., on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc., dated as of May 1, 1998
      (8.4)  Service Agreement between Aeltus Investment Management, Inc.
             and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc.,
             Aetna GET Fund on behalf of each of its series, Aetna
             Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc., on behalf of each of its series dated as of May 1, 1998
      (8.5) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1,
             1996 and March 1, 1996(4)
      (8.6)  Fifth Amendment, dated as of May 1, 1997, to the Fund
             Participation Agreement between Aetna Life Insurance and
             Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1,
             1996 and March 1, 1996(6)
      (8.7)  Sixth Amendment dated November 6, 1997 to the Fund
             Participation Agreement between Aetna Life Insurance and
             Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1,
             1996, March 1, 1996 and May 1, 1997(7)
      (8.8)  Seventh Amendment dated as of May 1, 1998 to the Fund
             Participation Agreement between Aetna Life Insurance and
             Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1,
             1996, March 1, 1996 May 1, 1997 and November 6, 1997
      (8.9)  Fund Participation Agreement between Aetna Life Insurance and
             Annuity Company, Variable Insurance Products Fund II and
             Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(4)
      (8.10) Fifth Amendment, dated as of May 1, 1997, to the Fund
              Participation Agreement between Aetna Life Insurance and
              Annuity Company, Variable Insurance Products Fund II and
              Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(6)

      (8.11) Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996,
              March 1, 1996 and May 1, 1997(8)
      (8.12) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996,
              March 1, 1996 May 1, 1997 and January 20, 1998
      (8.13) Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(9)
      (8.14) Amendment dated January 1, 1997 to Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(6)
      (8.15) Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997(10)
      (8.16)  Service Agreement between Janus Capital Corporation and Aetna Life
              Insurance and Annuity Company dated December 8, 1997(10)
      (8.17)  Fund Participation Agreement among MFS Variable Insurance Trust,
              Aetna Life Insurance and Annuity Company and Massachusetts
              Financial Services Company dated April 30, 1996
      (8.18) First Amendment dated September 3, 1996 to Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Financial Services Company
      (8.19) Second Amendment dated March 14, 1997 to Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Financial Services Company
      (8.20) Third Amendment dated November 28, 1997 to Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Financial Services Company
      (8.21) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc. dated March 11, 1997(11)
      (8.22) Service Agreement between Oppenheimer Funds, Inc. and Aetna Life Insurance and Annuity Company dated March 11, 1997(11)
      (9)     Opinion and Consent of Counsel*
      (10)    Consent of Independent Auditors*
      (11)    Not applicable
      (12)    Not applicable

      (13)    Schedule for Computation of Performance Data*
      (14)    Not applicable
      (15.1)  Powers of Attorney(12)
      (15.2)  Authorization for Signatures(2)

*    To be filed by amendment.

1. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 22, 1996 (Accession No. 0000950146-96-000563).
2. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 12, 1996 (Accession No. 0000912057-96-006383).
3. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed electronically on April 15, 1996 (Accession No. 0000950146-96-000534).
4. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed electronically on February 11, 1997 (Accession No. 0000950146-97-000159).
5. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-91846), as filed electronically on October 30, 1997 (Accession No. 0000950146-97-001589).
6. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on September 29, 1997 (Accession No. 0000950146-97-001485).
7. Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 33-75964), as filed electronically on February 9, 1998 (Accession No. 0000950146-98-000179).
8. Incorporated by Reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 33-75248), as filed electronically on February 24, 1998 (Accession No. 0000950146-98-000267).
9. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed electronically on June 28, 1996 (Accession No. 0000928389-96-000136).
10. Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed electronically on December 31, 1997 (Accession No. 0000950146-97-001982).
11. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on April 16, 1997 (Accession No. 0000950146-97-000617).
12.  Included on the signature page of this filing.

Item 25.  Directors and Officers of the Depositor

Name and Principal
Business Address*           Positions and Offices with Depositor

Thomas J. McInerney         Director and President

Catherine H. Smith          Director, Chief Financial Officer and
                            Senior Vice President

Shaun P. Mathews            Director and Senior Vice President

Deborah Koltenuk            Vice President and Treasurer, Corporate
                            Controller

Frederick D. Kelsven        Vice President and Chief Compliance Officer

Kirk P. Wickman             Vice President, General Counsel and
                            Corporate Secretary

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     Attached is a listing of all persons directly or indirectly controlled by or under common control with the Registrant. The listing indicates (1) the state or other sovereign power under the laws of which the entity is organized, (2) the percentage of voting securities owned or other basis of control by the person, if any, immediately controlling it (percentages are rounded to the nearest whole percentage and are based on ownership of voting rights), and (3) its principal business.



March 31, 1998                                       COMPANY ORGANIZATION LIST



------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna Inc.                          CT (1)                Publicly Held                               Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Services, Inc.                CT (1) (*)            Aetna Inc.               100%               Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare Inc.          PA (1) (*)            Aetna Inc.               100%               Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Risk Indemnity                Bermuda (1) (*)       Aetna Inc.               100%               Insurance
Company Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance Company        CT (1) (*)            Aetna Services, Inc.     100%               Life and Health Insurance
                                                                                                      and  Related Services
------------------------------------------------------------------------------------------------------------------------------------
Aetna Retirement Services, Inc.     CT (1) (*)            Aetna Services, Inc.     100%               Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna International, Inc.           CT (1) (*)            Aetna Services, Inc.     100%               Holding Company for
                                                                                                      International Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health and Life Insurance     CT (1) (*)            Aetna Services, Inc.     100%               Life and Health Insurance
Company
------------------------------------------------------------------------------------------------------------------------------------


(1) Corporation                     (*) Fully Consolidated
(2) Partnership                     (**) One Line Consolidation
(3) Joint Venture                   (***) Not Consolidated
(4) Trust
(5) Limited Liability Company

+ Percentages are rounded to the nearest whole percent and are based on ownership of voting rights.

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
AUSHC Holdings, Inc.                CT (1) (*)            Aetna Services, Inc.     100%               Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Foundation, Inc.              CT (1) (***)          Aetna Services, Inc.     100%               Supports Charitable
                                                                                                      Scientific, Literary and
                                                                                                      Educational Activities
------------------------------------------------------------------------------------------------------------------------------------
Imperial Fire & Marine              U.K. (1) (***)        Aetna Services, Inc.     10%                Reinsurance
Re-Insurance Company Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Business Resources, Inc.      CT (1) (*)            Aetna Services, Inc.     100%               Provides Business Services to
                                                                                                      External Clients
------------------------------------------------------------------------------------------------------------------------------------
AE Fifteen, Incorporated            CT (1) (*)            Aetna Services, Inc.     100%               Shell Corp. for Interest in
                                                                                                      Cogeneration
------------------------------------------------------------------------------------------------------------------------------------
Luettgens Limited                   CT (1) (*)            Aetna Services, Inc.     100%               Retail Specialty Store
------------------------------------------------------------------------------------------------------------------------------------
AE Housing Corp.                    CT (1) (*)            Aetna Services, Inc.     100%               Real Estate
------------------------------------------------------------------------------------------------------------------------------------
Aetna Capital L.L.C.                DE (5) (*)            Aetna Services, Inc.     95%                Finance - Limited Liability
                                                                                                      Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Realty Investments I, Inc.    CT (1) (*)            Aetna Services, Inc.     100%               Real Estate Investment
------------------------------------------------------------------------------------------------------------------------------------
Aetna Properties I Limited          CT (2) (***)          Aetna Realty             84%                Real Estate Investment
Partnership                                               Investments I, Inc.
------------------------------------------------------------------------------------------------------------------------------------
PHPSNE Parent Corporation           DE (1) (*)            AUSHC Holdings, Inc.     55%                Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Plans of Southern      CT (1)(*)             PHPSNE Parent            100%               Health Care
New England, Inc.                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
CMBS Holdings, Inc.                 TX (1) (*)            Aetna Life Insurance     100%               Real Estate Investment and
                                                          Company                                     Management
------------------------------------------------------------------------------------------------------------------------------------
CMBS Holdings, Inc. - II            CT (1) (*)            Aetna Life Insurance     100%               Real Estate
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
CMBS Holdings, L.L.C.               CT (5) (*)            Aetna Life Insurance     99%                Real Estate
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate                   CT (1) (*)            Aetna Life Insurance     100%               Acquire, Develop and Lease
Properties, Inc.                                          Company                                     Real Estate
------------------------------------------------------------------------------------------------------------------------------------
CDI Equity, Inc.                    DE (1) (*)            Aetna Life Insurance     100%               General Business Corporation
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
CDI Equity L.L.C.                   DE (5) (*)            Aetna Life Insurance     99%                General Business Corporation
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
AE Fourteen, Inc.                   CT (1) (*)            Aetna Life Insurance     100%               Cogeneration
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Assignment               CT (1) (*)            Aetna Life Insurance     100%               Assignment Company for
Company                                                   Company                                     Structured Settlements
------------------------------------------------------------------------------------------------------------------------------------
Aetna/Area Corporation              CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment and
                                                          Company                                     Management
------------------------------------------------------------------------------------------------------------------------------------
Aetna Institutional Investors I     CT (2) (**)           Aetna Life Insurancey    13%                Real Estate Investment
Limited Partnership                                       Company
------------------------------------------------------------------------------------------------------------------------------------
Shadow Ridge At Oak Park            CA (2) (**)           Aetna Life Insurance     80%                Real Estate
Condominium Associates                                    Company
------------------------------------------------------------------------------------------------------------------------------------
BPC Equity, Inc.                    DE (1) (*)            Aetna Life Insurance     100%               General Business Corporation
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
BPC Equity, L.L.C.                  DE (5) (*)            Aetna Life Insurance     99%                General Business Corporation
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Affordable Housing, Inc.      CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
AHP Holdings, Inc.                  CT (1) (*)            Aetna Life Insurance     100%               Holding Company
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Bay Area Mall, L.L.C.               DE (5) (*)            Aetna Life Insurance     99%                Real Estate
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Bay Area Mall, Inc.                 DE (1) (*)            Aetna Life Insurance     100%               Real Estate
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
455 Market Street                   CA (2) (**)           Aetna Life Insurance     90%                Real Estate
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport A               CA (2) (**)            Aetna Life Insurance    50%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport Number 8        CA (2) (**)            Aetna Life Insurance    50%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport Number 9        CA (2) (**)            Aetna Life Insurance    50%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport Number 10       CA (2) (**)            Aetna Life Insurance    50%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport Number 11       CA (2) (**)            Aetna Life Insurance    50%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Koll Center Newport Number 14       CA (3) (**)            Aetna Life Insurance    60%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna Hamilton Partnership          IL (2) (**)            Aetna Life Insurance    62%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Waterloo Associates                 NC (2) (**)            Aetna Life Insurance    99%                Real Estate Investment
Limited Partnership                                        Company
------------------------------------------------------------------------------------------------------------------------------------
Hayward Industrial Park             CT (2) (**)            Aetna Life Insurance    99%                Real Estate Investment
Associates                                                 Company
------------------------------------------------------------------------------------------------------------------------------------
Gables At Farmington Associates     CT (2) (**)            Aetna Life Insurance    60%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Country Club Heights at             MA (2) (**)            Aetna Life Insurance    60%                Real Estate Investment
Woburn Associates                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Britcher Aetna-Laguna Hills         CA (2) (**)            Aetna Life Insurance    68%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Harbor Business Park                CA (2) (**)            Aetna Life Insurance    99%                Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------
Ensenada De Las Colinas I           TX (2) (**)            Aetna Life Insurance    99%                Real Estate Investment
Associates                                                 Company
-----------------------------------------------------------------------------------------------------------------------------------
Trevose Hospitality, Inc.           CT (1) (**)            Aetna Life Insurance    100%               Real Estate Investment
                                                           Company
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Oaks at Valley Ranch I              TX (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Oaks at Valley Ranch II             TX (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
KBC-RED Hill Limited                CA (2) (**)           Aetna Life Insurance     80%                Real Estate Investment
Partnership                                               Company
------------------------------------------------------------------------------------------------------------------------------------
KBC-Eastside Limited                AZ (2) (**)           Aetna Life Insurance     80%                Real Estate Investment
Partnership                                               Compan
------------------------------------------------------------------------------------------------------------------------------------
C.R.I. Hotel Associates,            IA (2) (**)           Aetna Life Insurance     75%                Real Estate Investment
L.P.                                                      Company
------------------------------------------------------------------------------------------------------------------------------------
Trumbull One, Inc.                  CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Trumbull Two, Inc.                  CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Trumbull Three, Inc.                CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Trumbull Four, Inc.                 CT (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Century City North L.L.C.           DE (5) (**)           Aetna Life Insurance     84%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Southfield Partners                 MD (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Lincoln Rancho                      CA (2) (**)           Aetna Life Insurance     60%                Real Estate Investment
Cucamonga Associates                                      Company
------------------------------------------------------------------------------------------------------------------------------------
Becknell Properties                 IL (2) (**)           Aetna Life Insurance     75%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Village Green of Madison            MI (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
Heights                                                   Company
------------------------------------------------------------------------------------------------------------------------------------
Centrum Associates                  CA (2) (**)           Aetna Life Insurance     65%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------


                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Tri-City Mall Associates            AZ (2) (**)           Aetna Life Insurance     50%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Southwest Financial Associates      AZ (2) (**)           Aetna Life Insurance     60%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
B&H Ventures IV Limited             CT (2) (**)           Aetna Life Insurance     75%                Real Estate Investment
Partnership                                               Company
------------------------------------------------------------------------------------------------------------------------------------
Champions Richland                  TX (2) (*)            Aetna Life Insurance     99%                Real Estate Investment
Northcourte Partnership                                   Company
------------------------------------------------------------------------------------------------------------------------------------
Chris-Town Village                  AZ (2) (**)           Aetna Life Insurance     50%                Real Estate Investment
Associates                                                Company
------------------------------------------------------------------------------------------------------------------------------------
Arshaw Partners I                   TX (2) (*)            Aetna Life Insurance     50%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Assembly Square Mall LLC            DE (5) (**)           Aetna Life Insurance     99%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Fashion Center             AZ (2) (**)           Aetna Life Insurance     50%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Chambridgeside Galleria             MA (2) (**)           Aetna Life Insurance     50%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
ADBI Partnership                    FL (2) (**)           Aetna Life Insurance     30%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Marriott Inner Harbor               MD (2) (*)            Aetna Life Insurance     99%                Real Estate Investment
Hotel                                                     Company
------------------------------------------------------------------------------------------------------------------------------------
1501 Fourth Ave.                    WA (2) (**)           Aetna Life Insurance     91%                Real Estate Investment
Limited Partnership                                       Company
------------------------------------------------------------------------------------------------------------------------------------
Thace Associates                    MI (2) (**)           Aetna Life Insurance     25%                Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Eastmeadow Distribution             GA (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
Center Limited Partnership                                Company
------------------------------------------------------------------------------------------------------------------------------------
Eastmeadow Distribution             GA (2) (**)           Aetna Life Insurance     99%                Real Estate Investment
Center Phase II Limited                                   Company
Partnership
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Azalea Mall, L.L.C.                 DE (5) (**)           Aetna Life Insurance     99%                Real Estate Holding Company
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Southeast Second Avenue, Inc.       DE (1) (*)            Aetna Life Insurance     100%               Real Estate Investment
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Menlo One, L.L.C.                   DE (5) (**)           Aetna Life Insurance     99%                Real Estate Holding Company
                                                          Company
------------------------------------------------------------------------------------------------------------------------------------
Central Trust Center                OH (2) (**)           Aetna Life Insurance     15%                Real Estate Investment
Associates                                                Company
------------------------------------------------------------------------------------------------------------------------------------
Capitol District Energy             CT (2) (**)           AE Fourteen, Inc.        50%                Cogeneration of Electrical
Center Cogeneration Associates                                                                        Power
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Company of          CT (1) (*)            AHP Holdings, Inc.       100%               Insurance
Connecticut
------------------------------------------------------------------------------------------------------------------------------------
Aetna Retirement Holdings, Inc.     CT (1) (*)            Aetna Retirement         100%               Holding Company
                                                          Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance and            CT (1) (*)            Aetna Retirement         100%               Life Insurance, Pensions
Annuity Company                                           Holdings, Inc.                              And Annuities
------------------------------------------------------------------------------------------------------------------------------------
Systematized Benefits               CT (1) (*)            Aetna Retirement         100%               Third Party Administrator
Administrators, Inc.                                      Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Financial Services, Inc.      CT (1) (*)            Aetna Retirement         100%               Broker-Dealer and Investment
                                                          Holdings, Inc                               Advisor
------------------------------------------------------------------------------------------------------------------------------------
Aeltus Investment                   CT (1) (*)            Aetna Retirement         100%               Investment Advisor
Management, Inc.                                          Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Services, Inc.     CT (1) (*)            Aetna Retirement         100%               Distribute Securities Products
                                                          Holdings, Inc.                              - ALIAC and Outside Funds
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Agency              CT (1) (*)            Aetna Retirement         100%               Holding Company
Holdings Company, Inc.                                    Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
FNI International, Inc.             CA (1) (*)            Aetna Retirement         100%               Holding Company
                                                          Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Company             CT (1) (*)            Aetna Life Insurance     100%               Write/Reinsure Life and
of America                                                and Annuity Company                         Annuity Business
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna New Series Fund, Inc.         MD (1) (**)           Aetna Life Insurance     100%               Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Income Shares                 MA (4) (**)           Aetna Life Insurance     99%                Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Variable Encore Fund          MA (4) (**)           Aetna Life Insurance     100%               Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna GET Fund                      MA (4) (**)           Aetna Life Insurance     100%               Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Variable Portfolios, Inc.     MD (1) (**)           Aetna Life Insurance     96%                Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Variable Fund                 MA (4) (**)           Aetna Life Insurance     98%                Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Generation Portfolios, Inc.   MD (1) (**)           Aetna Life Insurance     100%               Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Advisers Fund,     MD (1) (**)           Aetna Life Insurance     100%               Regulated Investment Company
Inc.                                                      and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Aetna Series Fund, Inc.             MD (1) (**)           Aetna Life Insurance     24%                Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners, Inc.            MD (1) (**)           Aetna Life Insurance     100%               Regulated Investment Company
                                                          and Annuity Company                         (Mutual Fund)
------------------------------------------------------------------------------------------------------------------------------------
Financial Network Investment        CA (1) (*)            FNI International, Inc.  100%               Broker/Dealer
Corporation
------------------------------------------------------------------------------------------------------------------------------------
FN Insurance Agency of              MA (1) (*)            FNI International, Inc.  100%               Broker/Dealer
Massachusetts, Inc.
------------------------------------------------------------------------------------------------------------------------------------
FN Insurance Services, Inc.         CA (1) (*)            FNI International, Inc.  100%               Insurance Agency
------------------------------------------------------------------------------------------------------------------------------------
FN Insurance Services of Alabama,   AL (1) (*)            FNI International, Inc.  100%               sale of life and health and
Inc.                                                                                                  variable products
------------------------------------------------------------------------------------------------------------------------------------
FN Insurance Services of Nevada,    NV (1) (*)            FNI International, Inc.  100%               To engage as an agent,
Inc.                                                                                                  managing general agent broker
                                                                                                      in all classes of insurance
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Financial Network Investment        HA (1)(*)             Financial Network        100%               Insurance Agency and Insurance
Corporation of Hawaii                                     Investment Corporation                      Broker
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Management         Bermuda (1) (*)       Aeltus Investment        100%               Holding Company
(Bermuda) Holdings Limited                                Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aeltus Capital, Inc.                CT (1) (*)            Aeltus Investment        100%               Broker-Dealer Related
                                                          Management, Inc.                            Functions
------------------------------------------------------------------------------------------------------------------------------------
Aeltus Trust Company                CT (1) (*)            Aeltus Investment        100%               Fiduciary Powers Granted to
                                                          Management, Inc.                            State Bank and Trust Companies
------------------------------------------------------------------------------------------------------------------------------------
China Dynamic Investment            Hong Kong (1) (**)    Aetna Investment         50%                Establish and Manage
Management (Hong Kong) Limited                            Management (Bermuda)                        Collective Investment Scheme
                                                          Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Agency, Inc.        CT (1) (*)            Aetna Insurance Agency   100%               Insurance agency for the
                                                          Holdings Company, Inc.                      marketing of registered and
                                                                                                      nonregistered insurance
                                                                                                      products
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Agency of           MA (1) (*)            Aetna Insurance Agency   100%               Insurance agency for the
Massachusetts, Inc.                                       Holdings Company, Inc.                      marketing of registered and
                                                                                                      nonregistered insurance
                                                                                                      products
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Agency of           AL (1)(*)             Aetna Insurance Agency   100%               Insurance agency for the
Alabama, Inc.                                             Holdings Company, Inc.                      marketing of registered and
                                                                                                      nonregistered insurance
                                                                                                      products
------------------------------------------------------------------------------------------------------------------------------------
Aetna Insurance Agency of Ohio,     OH (1) (*)            Aetna Insurance Agency   90%                Insurance agency for the
Inc.                                                      Holdings Company, Inc.                      marketing of registered and
                                                                                                      nonregistered insurance
                                                                                                      products
------------------------------------------------------------------------------------------------------------------------------------
Aetna International Holdings        Hong Kong (1) (*)     Aetna International,     100%               Holding Company for Insurance
(Hong Kong) I Limited                                     Inc.                                        and Financial Services
------------------------------------------------------------------------------------------------------------------------------------
East Asia Aetna Insurance Company   Bermuda (1) (**)      Aetna International,     50%                Life Disability and Employee
(Bermuda) Ltd.                                            Inc.                                        Benefits Ins. in H.K.
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
-----------------------------------------------------------------------------------------------------------------------------------
Aetna International Fund            CT (1) (*)            Aetna International,     100%              Investment Management Services
Management Inc.                                           Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Holdings (Cayman) Ltd.        Cayman (1) (**)       Aetna International,     100%              Insurance Company
                                                          Inc.
-----------------------------------------------------------------------------------------------------------------------------------
ALICA Holdings, Inc.                CT (1) (*)            Aetna International,     80%               Dedicated Holding Company
                                                          Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance Company of     CT (1) (*)            Aetna International,     100%              Life Insurance
America                                                   Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna International Holdings        Hong Kong (1) (*)     Aetna International,     100%              Holding Company
(Hong Kong) II Limited                                    Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Internacional y Compania,     Mexico (1) (**)       Aetna International,     71%               Holding Company
S. en N.C. de C.V.                                        Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Internacional De Mexico       Mexico (1) (**)       Aetna International,     100%              Mexican Holding Company
S.A. De C.V.                                              Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna S.A.                          Chile (1) (*)         Aetna International,     100%              Holding Company
                                                          Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Arcella Limited                     Hong Kong (1) (*)     Aetna International,     100%              Investment & Holding Co. for
                                                          Inc.                                       Aetna's Asia Pacific Operations
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Life & Casualty Bermuda       Bermuda (1) (*)       Aetna International,     100%              Insurance, Guaranteed and
Limited                                                   Inc.                                       Indemnity Business
-----------------------------------------------------------------------------------------------------------------------------------
Aetna International Global          Luxembourg (1) (*)    Aetna International,     100%              Investment Services
Investment Services S.A.
-----------------------------------------------------------------------------------------------------------------------------------
Inversiones Mercantil Aetna, C.A.   Venezuela (1) (*)     Aetna International,     50%               Insurance Company
                                                          Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Heart Investment Holdings     Taiwan (1) (*)        Aetna International,     80%               Holding Company
Limited                                                   Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Life and Casualty             Netherlands           Aetna International,     100%              Finance Investment Company
International Finance N.V.          Antilles (1) (*)      Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Sul America Aetna Seguros de        Brazil                Aetna International,     49%               Insurance
Previdencia S.A.                                          Inc.
-----------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Management         Australia (1) (*)     Aetna International,.    100%               Stockbroking
(Australia) Limited                                       Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Capital Holdings, Inc.        CT (1) (*)            Aetna International,.    100%               Holding Company
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Securities Investment         Taiwan (1) (*)        Aetna International,.    80%                Securities Investment Advisor
Management (Taiwan) Ltd.                                  Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Capital Management            U.K. (1) (*)          Aetna International,.    100%               Promoter of Offshore Mutual
International Ltd.                                        Inc.                                        Funds or other Open-Ended
                                                                                                      Investment Vehicles
------------------------------------------------------------------------------------------------------------------------------------
AE Five Incorporated                CT (1) (*)            Aetna International,.    100%               Holding Company
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Vida S.A.                     Argentina (1) (*)     Aetna International,..   60%                Health and Life Insurance
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Management         Hong Kong (1) (*)     Aetna International,.    100%               Investment Management. &
(F.E.) Nominees Limited                                   Inc.                                        Advisory Services for
                                                                                                      Individual Clients and
                                                                                                      Investment Funds
------------------------------------------------------------------------------------------------------------------------------------
Aetna Canada Holdings Limited       Canada (1) (*)        Aetna International,.    100%               Investment Holding Company
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Management         Taiwan (1) (*)        Aetna International,.    80%                Provide Non-Security Business
(Taiwan) Limited                                          Inc.                                        and Investment Advice
------------------------------------------------------------------------------------------------------------------------------------
Aetna International (N.Z.)          New Zealand (1) (*)   Aetna International,.    100%               Holding Company
Limited                                                   Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Investment Management         Hong Kong (1) (*)     Aetna International,.    100%               Investment Holding Company
(F.E.) Holdings Limited                                   Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Phillippine Ventures, Inc.    Philippines (1) (*)   Aetna International,.    100%               Holding Company
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance Inc.           Philippines (1) (*)   Aetna Philippine         100%               Life Insurance
                                                          Ventures, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Healthcare, Inc.              Philippines (1) (*)   Aetna Life Insurance     100%               Insurance
                                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------


                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER          OWNERSHIP          PRINCIPAL BUSINESS
                                                                                   PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Blue Cross (Asia Pacific)           Hong Kong (1) (**)    Aetna International      35%                Underwriter Casualty and
Insurance Ltd.                                            Holdings(Hong Kong)                         General Insurance in Hong Kong
                                                          I Limited                                   and  Macau
------------------------------------------------------------------------------------------------------------------------------------
East Asia Aetna Services Company    Hong Kong (1) (**)    East Asia Aetna          100%               Management services to
Limited                                                   Insurance Company                           associate companies
                                                          (Bermuda) Ltd.
------------------------------------------------------------------------------------------------------------------------------------
The Aetna International Umbrella    Luxembourg (1) (***)  Aetna Life Insurance     02%                An Undertaking for the
Fund                                                      Company of America                          Collective Investment in
                                                                                                      Transferable Securities
------------------------------------------------------------------------------------------------------------------------------------
PT Aetna Life Insurance Indonesia   Indonesia (1) (**)    Aetna Life Insurance     80%                Limited Liability Life
                                                          Company of America                          Insurance Company
------------------------------------------------------------------------------------------------------------------------------------
Daya Aetna (Malaysia) SDN. BHD.     Malaysia (1) (*)      Aetna International      82%                Holding Company
                                                          Holdings (Hong Kong)
                                                          II Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Universal Insurance Berhad    Malaysia (1) (*)      Daya Aetna (Malaysia)    100%               Individual Life, Home Service,
                                                          SDN. BHD.                                   Group and General Insurance
------------------------------------------------------------------------------------------------------------------------------------
Aetna Heart Co., Ltd.               Taiwan (1) (a)        Aetna Heart Investment   100%               Trading Company - Marketing
                                                          Holdings Limited                            of Gifts and Souvenirs
------------------------------------------------------------------------------------------------------------------------------------
Aetna South Life Agency Co., Ltd.   Taiwan (1) (a)        Aetna Heart Investment   100%               Administrative Support
                                                          Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------
Huei Hong Securities Co., Ltd.      Taiwan (1) (a)        Aetna Heart Investment   20%                Securities Trading
                                                          Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Heart Publishing Company      Taiwan (1) (a)        Aetna Heart Investment   100%               Trading Company
Ltd.                                                      Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------
Seguros Mercantil, C.A.             Venezuela (1) (*)     Inveriones Mercantil     100%               Insurance Company
                                                           Aetna, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Seguros Monterrey Aetna, S.A.       Mexico (1) (**)       AE Five Incorporated     14%                Insurance and Reinsurance
------------------------------------------------------------------------------------------------------------------------------------
Fianzas Monterrey Aetna, S.A.       Mexico (1) (**)       AE Five Incorporated     14%                Issuance of Bonds
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna (Netherlands)                 Netherlands (1) (*)   Aetna Life and Casualty    100%             Finance Company
Holdings B.V.                                             International Finance
                                                          N.V.
------------------------------------------------------------------------------------------------------------------------------------
Travelguard Limited                 Hong Kong (1) (*)     Blue Cross (Asia Pacific)  100%             Insurance Agent
                                                          Insurance Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Toursafe Limited                    Hong Kong (1) (*)     Blue Cross (Asia Pacific)  100%             Insurance Agent
                                                          Insurance Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Travelsafe Limited                  Hong Kong (1) (*)     Blue Cross (Asia Pacific)  100%             Insurance Agent for its
                                                          Insurance Ltd.                              Ultimate Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Multiasistencia, S.A. de C.V.       Mexico (1) (**)       Seguros Bancomer, S.A.     50%              Administrative Services in
                                                          de C.V.                                     Connection with Insurance
                                                                                                      Claims
------------------------------------------------------------------------------------------------------------------------------------
Meximed, S.A. de C.V.               Mexico (1) (**)       Seguros Bancomer, S.A.     50%              Services for Insureds for
                                                          de C.V.                                     Hospitals Admissions and
                                                                                                      Claims Processing
------------------------------------------------------------------------------------------------------------------------------------
Seguros Bancomer, S.A. de C.V.      Mexico (1) (**)       Aetna Internacional        49%              Insurance and Reinsurance
                                                          Compania S en N.C                           Company
                                                          de C.V.
------------------------------------------------------------------------------------------------------------------------------------
Pensiones Bancomer S.A. de C.V.     Mexico (1) (**)       Aetna Internacional        49%              Insurance Company
                                                          Compania S en N.C.
                                                          de C.V.
------------------------------------------------------------------------------------------------------------------------------------
Administradora de Fondos Para el    Mexico (1) (**)       Aetna Internacional        49%              Retirement Funds Management
Retiro Bancomer, S.A. de C.V.                             Compania Sen N.C.                           Company
                                                          de C.V.
------------------------------------------------------------------------------------------------------------------------------------
Grupo Vamsa, S.A. de C.V.           Mexico (1) (**)       Aetna Internacional        49%              Legal Administration and
                                                          Compania Sen N.C.                           Financial Services
                                                          de C.V.
------------------------------------------------------------------------------------------------------------------------------------
Asesores en Promocion Segunomina    Mexico (1) (**)       Seguros Bancomer,          33%              Marketing of Seguros Products/
S.A. de C.V.                                              S.A. de C.V.                                Payroll Discounts
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Inverval De Mexico S.A. de C.V.     Mexico (1(*)          Aetna Internacional        100%             Holding Company
                                                          Compania S en N.C.
                                                          de C.V.
----------------------------------- ------------------------------------------------------ ------------------ ----------------------
AE Five Compania S. de R.L. de      Mexico (1)(*)         Aetna Ninernacional        100%             Limited Limitability Company
C.V.                                                      Compania S en N.C.                          formed under Mex. Law for the
                                                          de C.V.                                     purpose of issuing CPOs in
                                                                                                      Mexico.
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Chile Seguros Generales S.A.  Chile (1) (*)         Aetna S.A.                 98%              Casualty Insurance Company
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Administradora de Fondos de   Chile (1) (*)         Aetna S.A.                 100%             Real Estate Investment Trust
Inversion S.A.                                                                                         Management Co.
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Chile Seguros de Vida S.A.    Chile (1) (*)         Aetna S.A.                 100%             Life Insurance Company
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Pensiones S.A.                Chile (1) (*)         Aetna S.A.                 100%             Holding Company
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Credito Hipotecario S.A.      Chile (1) (*)         Aetna S.A.                 100%             Mortgage Company
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna International Peru S.A.       Peru (1) (*)          Aetna S.A.                 86%              Holding Company
----------------------------------- ------------------------------------------------------------------- ----------------------------
Aetna Salud S.A.                    Chile (1) (*)         Aetna S.A.                 90%              Health Indemnity - Chile
----------------------------------- ------------------------------------------------------------------- ----------------------------
Administradora de Fondos de         Chile (1) (*)         Aetna Pensiones S.A.       71%              Pension Funds Management
Pensiones Santa Maria S.A.                                                                            Company
----------------------------------- ------------------------------------------------------ ------------------ ----------------------
Santa Maria Internacional S.A.      Chile (1) (*)         Administradora de          100%             Pension Administration
                                                          Fondos de Pensiones
                                                          Santa Maria S.A.
----------------------------------- ------------------------------------------------------ ------------------ ----------------------
Aetna Pensiones Peru S.A.           Peru (1) (**)         Santa Maria                66%              Investment
                                                          Internacional S.A.
----------------------------------- ------------------------------------------------------ ------------------ ----------------------
Administradora de Fondos de         Peru (1) (**)         Aetna Pensiones Peru S.A.  30%              Pension Funds Management
Pensiones Integra S.A.                                                                                Company
----------------------------------- ------------------------------------------------------ ------------------ ----------------------
Wiese Aetna Compania de Seguros     Peru (1) (*)          Aetna International        34%              Insurance and Reinsurance
S.A.                                                      Peru S.A.
----------------------------------- ------------------------------------------------------ ------------------ ----------------------


                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Immobilaria Padre Marinano S.A.     Chile (1) (*)         Aetna Credito              99%              Real Estate Development
                                                          Hipotecario S.A.
------------------------------------------------------------------------------------------------------------------------------------
Sul America Previdencia Privada     Brazil (1) (*)        Sul America Aetna          100%             Pension
                                                          Seguros de Previdencia
                                                          S.A.
------------------------------------------------------------------------------------------------------------------------------------
Sul America Servicos Medicos S.A.   Brazil (1) (*)        Sul America Aetna          100%             Health Administrator
                                                          Seguros de Previdencia
                                                          S.A.
------------------------------------------------------------------------------------------------------------------------------------
Clube Dos Executivos, S.A.          Brazil (1) (*)        Sul American Aetna         100%             Life insurance sponsor
                                                          Seguros de Previdencia
                                                          S.A.
------------------------------------------------------------------------------------------------------------------------------------
Brasilprev Previdencia Privada      Brazil (1) (**)       Sul America Aetna          20%              Pension
S.A.                                                      Seguros de Previdencia
                                                          S.A.
------------------------------------------------------------------------------------------------------------------------------------
Brasilsaude Companhia de Segoros    Brazil (1) (*)        Sul America Aetna          51%              Insurance
                                                          Seguros de Previdencia
                                                          S.A.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Management Canada,     Ontario (1)(*)        Aetna Canada Holdings      100%             Managed Healthcare
Inc.                                                      Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance Company of     Canada (1) (*)        Aetna Canada Holdings      100%             Life, Accident and Sickness
Canada                                                    Limited                                     Insurance
------------------------------------------------------------------------------------------------------------------------------------
Equinox Financial Group Inc.        Canada (1) (*)        Aetna Canada Holdings      92%              Distributor of Life Insurance,
                                                          Limited                                     Financial and Related
                                                                                                      Products
------------------------------------------------------------------------------------------------------------------------------------
2733854 Canada Ltd.                 Canada (1) (*)        Aetna Canada Holdings      70%              Marketing of Life Ins. and
                                                          Limited                                     Related Products
------------------------------------------------------------------------------------------------------------------------------------
AlphaQuest Capital Management       Ontario (1) (***)     Aetna Canada Holdings      15%              Investment Counselor Portfolio
Limited                                                   Limited                                     Manager
------------------------------------------------------------------------------------------------------------------------------------
Aetna Acceptance Corporation        Ontario (1) (*)       Aetna Canada Holdings      100%             Provision of Financial
Limited                                                   Limited                                     Assistance to Agents to
                                                                                                      Assist in Growth of Business
------------------------------------------------------------------------------------------------------------------------------------


                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
First Canadian Health Management    Canada (1) (**)       Aetna Health Management    49%              Managed Health Services
Corporation, Inc.                                         Canada, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Benefits Management, Inc.     Canada (1) (*)        Aetna Life Insurance       100%             Claims Administration
                                                          Company of Canada                            and Actuarial Services
------------------------------------------------------------------------------------------------------------------------------------
Landex Properties Ltd.              British               Aetna Life Insurance       100%             Real Estate Acquisitions
                                    Columbia (1) (*)      Company of Canada
------------------------------------------------------------------------------------------------------------------------------------
Mount-Batten Properties Limited     Ontario (1) (*)       Aetna Life Insurance       100%             Acquisition, Development
                                                          Company of Canada                           and Management of Real Estate
------------------------------------------------------------------------------------------------------------------------------------
Financial Life Assurance Company    Canada (1) (*)        Aetna Life Insurance       100%             Insurance company
of Canada                                                 Company of Canada
------------------------------------------------------------------------------------------------------------------------------------
3158047 Canada Limited              Canada (1) (*)        Aetna Life Insurance       100%             Acquisition, Development
                                                          Company  of Canada                          and Management of Real Estate
------------------------------------------------------------------------------------------------------------------------------------
3273806 Canada Limited              Canada (1) (*)        Aetna Life Insurance       100%             Real Estate Holding Company
                                                          Company of Canada
------------------------------------------------------------------------------------------------------------------------------------
PVS Preferred Vision Services Inc.  Canada (1) (**)       Aetna Benefits             20%              Provider of Ophthalmic,
                                                          Management, Inc.                            Service for Four Major
                                                                                                      Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Churchill Office Park Limited       Canada (1) (**)       Mount-Batten Properties    45%              Real Estate Development
                                                          Limited                                     of Ottawa Site
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health (N.Z.) Limited         New Zealand (1) (**)  Aetna International (N.Z)  50%              Health Insurance Underwriting
                                                          Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna Life Insurance (N.Z.)         New Zealand (1) (*)   Aetna Health (N.Z.)        100%             Group Benefits/Pension
Limited                                                   Limited                                     Management
------------------------------------------------------------------------------------------------------------------------------------
Human Affairs Limited (N.Z.)        New Zealand (1) (*)   Aetna Health (N.Z.)        100%             Indemnity Health Insurance
                                                          Limited
------------------------------------------------------------------------------------------------------------------------------------
First Health (New Zealand Limited)  New Zealand (1) (*)   Aetna Health (N.Z.)        100%             Super Annuitization/Long
                                                          Limited                                     Term Care
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Prime Health Limited                New Zealand (1) (*)   First Health               50%              Buying and Managing Risk for
                                                          (New Zealand) Limited                       Publicly Funded Health
                                                                                                      Services and Providing
                                                                                                      Management Services and
                                                                                                      Infrastructure To its Network
                                                                                                      of Doctors
------------------------------------------------------------------------------------------------------------------------------------
Managed Care New Zealand Limited    New Zealand (1) (*)   Human Affairs (NZ)         100%             Long Term Care provider
                                                          Limited
------------------------------------------------------------------------------------------------------------------------------------
PLJ Holdings Limited                Hong Kong (1) (*)     Aetna Investment           100%             Investment Management &
                                                          Management (F.E.)                           Securities Trading
                                                          Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------
Aetna International Fund Managers   Hong Kong (1) (*)     Aetna Investment           100%             Investment & Unit Trust
Limited                                                   Management (F.E.)                           Management
                                                          Holdings Limited
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Investment Management         Hong Kong (1) (*)     Aetna Investment           100%             Nominee Services Holding
(F.E.) Limited                                            Management (F.E.)                           Assets of AIM F.E.'s Customers
                                                          Holdings Limited                            in Street Name
----------------------------------- ------------------------------------------------------------------------------------------------
Kwang HUA Securities Investment &   Taiwan (1) (***)      Aetna Investment           20%              Securities Investment & Trust
Trust Co. Ltd.                                            Management (F.E.)
                                                          Holdings Limited
----------------------------------- ------------------------------------------------------------------------------------------------
Kwang HUA Securities Investment     Taiwan (1) (***)      PLJ Holdings Limited       20%              Investment Consulting Company
Consultant Co. Ltd.
----------------------------------- ------------------------------------------------------------------------------------------------
U.S. Healthcare Financial           DE (1) (*)            Aetna U.S. Healthcare      100%             Holding Company
Services, Inc.                                            Inc. (PA)
----------------------------------- ------------------------------------------------------------------------------------------------
Primary Holdings, Inc.              DE (1) (*)            Aetna U.S. Healthcare      100%             Holding Company
                                                          Inc. (PA)
----------------------------------- ------------------------------------------------------------------------------------------------
Aetna Health Management, Inc.       DE (1) (*)            Aetna U.S. Healthcare      100%             HMO Management Company
                                                          Inc. (PA)
----------------------------------- ------------------------------------------------------------------------------------------------
U.S. Healthcare Dental Plan, Inc.   PA (1) (*)            Aetna U.S. Healthcare      100%             Dental
                                                          Inc. (PA)
----------------------------------- ------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare Dental Plan, Inc.   NJ (1) (*)            Aetna U.S. Healthcare      100%             Dental
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare Dental Plan, Inc.   DE (1) (*)            Aetna U.S. Healthcare      100%             Dental
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
U.S. Health Insurance Company       NY (1) (*)            Aetna U.S. Healthcare      100%             Accident and Health Insurance
                                                          Inc. (PA)                                   Company
------------------------------------------------------------------------------------------------------------------------------------
Corporate Health Insurance          PA (1) (*)            Aetna U.S. Healthcare      100%             Accident and Health Insurance
Company                                                   Inc. (PA)                                   Company
------------------------------------------------------------------------------------------------------------------------------------
U.S. Managed Care, Inc.             MD (1) (*)            Aetna U.S. Healthcare      100%             Utilization Review
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         NJ (1) (*)            Aetna U.S. Healthcare      100%             HMO
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         NY (1) (*)            Aetna U.S. Healthcare      100%             HMO
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         CT (1) (*)            Aetna U.S. Healthcare      100%             HMO
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         MA (1) (*)            Aetna U.S. Healthcare      100%             HMO
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         DE (1) (*)            Aetna U.S. Healthcare      100%             HMO
                                                          Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of New        NH (1) (*)            Aetna U.S. Healthcare      100%             HMO
Hampshire, Inc.                                           Inc. (PA)
------------------------------------------------------------------------------------------------------------------------------------
Advent Investments, Inc.            DE (1) (*)            U.S. Healthcare Financial  100%             DE Holding Company
                                                          Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Independent Investments, Inc.       DE (1) (*)            U.S. Healthcare Financial  100%             DE Holding Company
                                                          Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
United States Physicians Care       PA (1) (*)            U.S. Healthcare Financial  100%             Financial Services to
Systems, Inc.                                             Services, Inc.                              Physicians
------------------------------------------------------------------------------------------------------------------------------------
United States Home Health Care      PA (1) (*)            U.S. Healthcare Financial  100%             Inactive - other Medical
Systems, Inc.                                             Services, Inc.                              Services
------------------------------------------------------------------------------------------------------------------------------------


                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
U.S. Health Aviation Corp.          PA (1) (*)            U.S. Healthcare Financial  100%             Ownership and Operation of
                                                          Services, Inc.                              Airplanes
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare Properties, Inc.    PA (1) (*)            U.S. Healthcare Financial  100%             Holding Company for Real
                                                          Services, Inc.                              Estate
------------------------------------------------------------------------------------------------------------------------------------
Inteli-Health, Inc.                 DE (1) (*)            U.S. Healthcare Financial   85%             Software Development
                                                          Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
USHC Management Services            DE (1) (*)            U.S. Healthcare Financial  100%             Management and Financial
Corporation                                               Services, Inc.                              Services to Network Providers
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare Advantage, Inc.     DE (1) (*)            Advent Investments, Inc.   100%             Holding Company
------------------------------------------------------------------------------------------------------------------------------------
Wissahickon Payment                 DE (1) (*)            Advent Investments, Inc.   100%             Third Party Administrator
Administrators, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Advent Financial Services, Inc.     DE (1) (*)            U.S. Healthcare            100%             Holding Company
                                                          Advantage, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Corporate Health Administrators,    PA (1) (*)            Advent Financial           100%             Third Party Administrator for
Inc.                                                      Services, Inc.                              Self-Insured Plans
------------------------------------------------------------------------------------------------------------------------------------
Managed Care Coordinators, Inc.     DE (1) (*)            Advent Financial           100%             Evaluation and Administration
                                                          Services, Inc.                              of Multiple Health Plans
------------------------------------------------------------------------------------------------------------------------------------
U.S. Phoenix Corporation            PA (1) (*)            Advent Financial           100%             Shell
                                                          Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
U.S. Quality Algorithms, Inc.       PA (1) (*)            Advent Financial           100%             Services to Analyze the
                                                          Services, Inc.                              Quality and Effectiveness of
                                                                                                      Medical Care
------------------------------------------------------------------------------------------------------------------------------------
Workers Comp Advantage, Inc.        PA (1) (*)            Advent Financial           100%             Case Management and other
                                                          Services, Inc.                              Medical Management Services
                                                                                                      for Employers on Costs Related
                                                                                                      to Workers' Compensation
                                                                                                      Claims
------------------------------------------------------------------------------------------------------------------------------------
Primary Investments, Inc.           DE (1) (*)            Primary Holdings, Inc.     100%             Holding Company
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
United States Health Care Systems   PA (1) (*)            Primary Investments, Inc.  100%             HMO
of Pennsylvania, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare Inc.          VA (1) (*)            Primary Investments, Inc.  26%              HMO
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare, Inc.               OH (1) (*)            Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of the        NC (1) (*)            Primary Investments, Inc.  100%             HMO
Carolinas, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of Georgia,   GA (1) (*)            Primary Investments, Inc.  63%              HMO
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Advent HMO Corporation              ND (1) (*)            Primary Investments, Inc.  100%             Inactive
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of Alabama,   AL (1) (*)            Primary Investments, Inc.  100%             HMO
Inc.
------------------------------------------------------------------------------------------------------------------------------------
U.S. Health Insurance Company       CT (1) (*)            Primary Investments, Inc.  100%             Accident and Health
                                                                                                      Insurance Company
------------------------------------------------------------------------------------------------------------------------------------
AUSHC Inc.                          AL (1)(*)             Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         MI (1) (*)            Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         OK (1) (*)            Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
U.S. Healthcare, Inc.               MO (1) (*)            Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare Holdings,     DE (1) (*)            Primary Investments, Inc.  100%             Holding Company
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare Inc.          WA (1) (*)            Primary Investments, Inc.  100%             HMO
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of            CO (1) (*)            Aetna U.S. Healthcare      100%             HMO
Colorado, Inc.                                            Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         OH (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare Dental Plan   CA (1) (*)            Aetna Health               100%             Provide Pre-Paid
of California Inc.                                        Management, Inc.                            Dental Services
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         FL (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Informed Health, Inc.               DE (1) (*)            Aetna Health               100%             Sponsors Health
                                                          Management, Inc.                            Information Service
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         TN (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of Georgia,   GA (1) (*)            Aetna Health               37%              HMO
Inc.                                                      Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Dental Care of New Jersey,    NJ (1) (*)            Aetna Health               100%             Dental Care
Inc.                                                      Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AUSHC Holdings, Inc.                DE (1) (*)            Aetna Health               100%             Holding Company
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         VA (1) (*)            Aetna Health               74%              HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Plans of the           NC (1) (*)            Aetna Health               100%             HMO
Carolinas, Inc.                                           Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         AZ (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Dental Care of Texas, Inc.    TX (1)(*)             Aetna Health               100%             HMO offering single health
                                                          Management, Inc.                            service plan - dental
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of            IL (1) (*)            Aetna Health               100%             HMO
Illinois, Inc.                                            Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Dental Care of Kentucky,      KY (1) (*)            Aetna Health               100%             Dental Plan Organization
Inc.                                                      Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------

                           COMPANY ORGANIZATION LIST

March 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
COMPANY                             STATE                 IMMEDIATE OWNER            OWNERSHIP        PRINCIPAL BUSINESS
                                                                                     PERCENTAGE+
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Plans of Central and   PA (1) (*)            Aetna Health               100%             HMO
Eastern Pennsylvania, Inc.                                Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         TX (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare, Inc.         LA (1) (*)            Aetna Health               100%             HMO
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MED Southwest, Inc.                 TX (1) (*)            Aetna Health               55%              Holding Company
                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Freedom Choice, Inc.                PA (1)(*)             Aetna Health Plans         100%             Third Party Administrator
                                                          of Central and Eastern
                                                          Pennsylvania, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Government Health Plans,      CA (1) (*)            Aetna Health               100%             Sponsors Champus Business
Inc.                                                      Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of            CA (1) (*)            Aetna Health               100%             HMO
California, Inc.                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Plans of New York,     NY (1) (*)            AUSHC Holdings, Inc.       100%             HMO
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Aetna Health Plans of New Jersey,   NJ (1) (*)            AUSHC Holdings, Inc.       100%             HMO
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Southwest Physicians Life           TX (1) (*)            MED Southwest, Inc.        100%             Life and Health Insurer
Insurance Company
------------------------------------------------------------------------------------------------------------------------------------
Aetna U.S. Healthcare of North      TX (1) (*)            MED Southwest, Inc.        100%             HMO
Texas Inc.
------------------------------------------------------------------------------------------------------------------------------------

Item 27.  Number of Contract Owners

     As of April 30, 1998, there were 66,203 individual holders of interests in variable annuity contracts funded through Variable Annuity Account B.

Item 28.  Indemnification

Section 21 of Public Act No. 97-246 of the Connecticut General Assembly (the "Act") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, as amended by Sections 12 to 20, inclusive, of this Act. Reference is hereby made to Section 33-771(e) of the Connecticut General Statutes ("CGS") regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when
(1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or
(2) a court has determined that indemnification is appropriate pursuant to
Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in
Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director, officer, employee or agent of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Item 29.  Principal Underwriter

     (a) In addition to serving as the principal underwriter and depositor for the Registrant, Aetna Life Insurance and Annuity Company (Aetna) also acts as the principal underwriter, only, for Aetna Variable Encore Fund, Aetna Variable Fund, Aetna Generation Portfolios, Inc., Aetna Income Shares, Aetna Balanced VP, Inc. (formerly Aetna Investment Advisers Fund, Inc.), Aetna GET Fund, and Aetna Variable Portfolios, Inc. and as the principal underwriter and investment adviser for Portfolio Partners, Inc. (all management investment companies registered under the Investment Company Act of 1940 (1940 Act)). Additionally, Aetna acts as the principal underwriter and depositor for Variable Life Account B of Aetna, Variable Annuity Account C of Aetna and Variable Annuity Account G of Aetna (separate accounts of Aetna registered as unit investment trusts under the 1940 Act). Aetna is also the principal underwriter for Variable Annuity Account I of Aetna Insurance Company of America (AICA) (a separate account of AICA registered as a unit investment trust under the 1940 Act).

     (b) See Item 25 regarding the Depositor.

     (c) Compensation as of December 31, 1997:

         (1)                      (2)                      (3)                  (4)                  (5)

Name of                 Net Underwriting          Compensation on
Principal               Discounts and             Redemption or          Brokerage
Underwriter             Commissions               Annuitization          Commissions        Compensation*
-----------             ----------------          ----------------       -----------        -------------

Aetna Life                                        $347,583                                   $29,637,063
Insurance and
Annuity
Company


* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account B.

Item 30.      Location of Accounts and Records

           All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

                      Aetna Life Insurance and Annuity Company
                      151 Farmington Avenue
                      Hartford, Connecticut 06156

Item 31.      Management Services

     Not applicable

Item 32.      Undertakings

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 22, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1989 Transfer Binder] Fed. SEC. L. Rep. (CCH) P. 78,904 at 78,523 (November 22, 1988).

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Aetna Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 8th day of June, 1998.

                                             VARIABLE ANNUITY ACCOUNT B OF AETNA
                                             LIFE INSURANCE AND ANNUITY COMPANY
                                               (Registrant)

                                      By:    AETNA LIFE INSURANCE AND ANNUITY
                                             COMPANY
                                               (Depositor)

                                             By:     /s/ Thomas J. McInerney
                                                     ---------------------------
                                                         Thomas J. McInerney
                                                         President

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes Kirk P. Wickman, Julie E. Rockmore and Mary Katherine Johnson and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature                          Title                                                               Date

/s/ Thomas J. McInerney            Director and President                                          )
--------------------------------   (principal executive officer)                                   )
Thomas J. McInerney                                                                                )
                                                                                                   )
/s/ Catherine H. Smith             Director and Chief Financial Officer                            )
--------------------------------                                                                   )
Catherine H. Smith                                                                                 )   June 8, 1998
                                                                                                   )
/s/ Shaun P. Mathews               Director                                                        )
--------------------------------                                                                   )
Shaun P. Mathews                                                                                   )
                                                                                                   )
/s/ Deborah Koltenuk               Vice President and Treasurer, Corporate Controller              )
--------------------------------                                                                   )
Deborah Koltenuk                                                                                   )
                                                                                                   )

                                            VARIABLE ANNUITY ACCOUNT B
                                                   EXHIBIT INDEX

Exhibit No.            Exhibit                                                                             Page


99-B.1                 Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company         *
                       establishing Variable Annuity Account B

99-B.3.1               Broker-Dealer Agreement
                                                                                                           ------------

99-B.3.2               Alternative Form of Wholesaling Agreement and Related Selling Agreement                  *

99-B.4.1               Variable Annuity Contract (GM-VA-98)
                                                                                                           ------------

99-B.4.2               Variable Annuity Contract Certificate (GMC-VA-98)
                                                                                                           ------------

99-B.5                 Variable Annuity Contract Application**                                                  *

99-B.6.1               Certificate of Incorporation of Aetna Life Insurance and Annuity Company                 *

99-B.6.2               Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity            *
                       Company

9-B.6.3                By-Laws as amended September 17, 1997 of Aetna Life Insurance and Annuity Company        *

99-B.8.1               Form of Fund Participation Agreement between Aetna Life Insurance and Annuity
                       Company and AIM
                                                                                                           ------------

99-B.8.2               Form of Service Agreement between Aetna Life Insurance and Annuity Company and
                       AIM
                                                                                                           ------------

99-B.8.3               Fund Participation Agreement by and among Aetna Life Insurance and Annuity
                       Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares,
                       Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna
                       Generation Portfolios, Inc., on behalf of each of its series, and Aetna Variable
                       Portfolios, Inc. on behalf of each of its series and Aeltus Investment
                       Management, Inc., dated as of May 1, 1998
                                                                                                           ------------

 *Incorporated by reference
**To be filed by amendment

Exhibit No.            Exhibit                                                                             Page

99-B.8.4               Service Agreement between Aeltus Investment Management,
                       Inc. and Aetna Life Insurance and Annuity Company in
                       connection with the sale of shares of Aetna Variable
                       Fund, Aetna Variable Encore Fund, Aetna Income Shares,
                       Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each
                       of its series, Aetna Generation Portfolios, Inc. on
                       behalf of each of its series and Aetna Variable
                       Portfolios, Inc., on behalf of each of its series dated
                       as of May 1, 1998
                                                                                                           ------------

99-B.8.5               Fund Participation Agreement between Aetna Life Insurance
                       and Annuity Company, Variable Insurance Products Fund                                    *
                       and Fidelity Distributors Corporation dated February 1,
                       1994 and amended on December 15, 1994, February 1, 1995,
                       May 1, 1995, January 1, 1996 and March 1, 1996

99-B.8.6               Fifth Amendment, dated as of May 1, 1997, to the Fund Participation Agreement            *
                       between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on
                       December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1,
                       1996

99-B.8.7               Sixth Amendment dated November 6, 1997 to the Fund Participation Agreement               *
                       between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on
                       December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996
                       and May 1, 1997

99-B.8.8               Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on
                       December 15, 1994, February 1, 1995, May 1, 1995, January
                       1, 1996, March 1, 1996 May 1, 1997 and November 6, 1997
                                                                                                           ------------

*Incorporated by reference

Exhibit No.            Exhibit                                                                             Page

99-B.8.9               Fund Participation Agreement between Aetna Life Insurance
                       and Annuity Company, Variable Insurance Products Fund                                    *
                       II and Fidelity Distributors Corporation dated February
                       1, 1994 and amended on December 15, 1994, February 1,
                       1995, May 1, 1995, January 1, 1996, and March 1, 1996

99-B.8.10              Fifth Amendment, dated as of May 1, 1997, to the Fund Participation Agreement            *
                       between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March
                       1, 1996

99.B-8.11              Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement         *
                       between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1,
                       1996 and May 1, 1997

99-B.8.12              Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products
                       Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995,
                       January 1, 1996, March 1, 1996 May 1, 1997 and January
                       20, 1998
                                                                                                           ------------

99-B.8.13              Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity          *
                       Investments Institutional Operations Company dated as of November 1, 1995

99-B.8.14              Amendment dated January 1, 1997 to Service Agreement between Aetna Life Insurance        *
                       and Annuity Company and Fidelity Investments Institutional Operations Company
                       dated as of November 1, 1995

*Incorporated by reference

Exhibit No.            Exhibit                                                                             Page

99-B.8.15              Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance           *
                       and Annuity Company and Janus Capital Corporation dated December 8, 1997

99-B.8.16              Service Agreement between Janus Capital Corporation and Aetna Life Insurance and         *
                       Annuity Company dated December 8, 1997

99-B.8.17              Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life
                       Insurance and Annuity Company and Massachusetts Financial Services Company dated
                       April 30, 1996
                                                                                                           ------------

99-B.8.18              First Amendment dated September 3, 1996 to Fund Participation Agreement among MFS
                       Variable Insurance Trust, Aetna Life Insurance and Annuity Company and
                       Massachusetts Financial Services Company
                                                                                                           ------------

99-B.8.19              Second Amendment dated March 14, 1997 to Fund Participation Agreement among MFS
                       Variable Insurance Trust, Aetna Life Insurance and Annuity Company and
                       Massachusetts Financial Services Company
                                                                                                           ------------

99-B.8.20              Third Amendment dated November 28, 1997 to Fund Participation Agreement among MFS
                       Variable Insurance Trust Aetna Life Insurance and Annuity Company and
                       Massachusetts Financial Services Company
                                                                                                           ------------

99-B.8.21              Fund Participation Agreement between Aetna Life Insurance and Annuity Company and        *
                       Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc. dated
                       March 11, 1997

99-B.8.22              Service Agreement between Oppenheimer Funds, Inc. and Aetna Life Insurance and           *
                       Annuity Company dated March 11, 1997

99-B.9                 Opinion and Consent of Counsel                                                          **

99-B.10                Consent of Independent Auditors                                                         **

*Incorporated by reference
**To be filed by amendment

Exhibit No.            Exhibit                                                                             Page

99-B.13                Schedule for Computation of Performance Data**                                       *

99-B.15.1              Powers of Attorney***                                                                *

99-B.15.2              Authorization for Signatures                                                         *

*Incorporated by reference
**To be filed by amendment
***Included on the signature page of this filing

11